SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F y A.
(THE “COMPANY”)
REPORT ON FORM 6-K

Attached is an English translation of the Financial Startements for the three-month period ended on September 30, 2014 and on September 30, 2013 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2014 and for the three-month periods ended September 30, 2014 and 2013

Legal Information
Denomination: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Fiscal year N°: 82, beginning on July 1, 2014
Legal address: Moreno 877, 23rd floor – Ciudad Autónoma de Buenos Aires, Argentina
Company activity: Real state, agricultural, commercial and financial activities
Date of registration of the By-laws in the Public Registry of Commerce: February 19, 1937
Date of registration of last amendment of the by-laws in the Public Registry of Commerce: February 25, 2013
Expiration of Company charter: June 6, 2082
Common Stock subscribed, issued and paid up: 501,562,730 common shares.

Majority shareholder’s: Inversiones Financieras del Sur S.A.
Legal address: Road 8, km 17,500, Zonamérica Building 1, store 106, Montevideo, Uruguay
Parent company Activity: Investment
Capital stock: 190,681,047 common shares

	CAPITAL STATUS
Type of stock	Authorized to be offered publicly (Shares)	Subscribed, Issued and Paid-in (Ps.)
Ordinary certified shares of Ps. 1 face value and 1 vote each	501,562,730	501,562,730

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of September 30, 2014 and June 30, 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	September 30, 2014	June 30, 2014
ASSETS
Non-current assets
Investment properties	10	3,472,951	3,454,616
Property, plant and equipment	11	2,354,029	2,381,956
Trading properties	12	127,183	132,555
Intangible assets	13	174,209	175,007
Biological assets	14	410,112	444,853
Investments in associates and joint ventures	8, 9	2,533,950	2,375,339
Deferred income tax assets	26	925,401	852,642
Income tax credit		162,852	177,547
Restricted assets	17	45,262	50,897
Trade and other receivables	18	428,104	475,349
Investment in financial assets	19	375,918	275,012
Derivative financial instruments	20	11,714	233
Total non-current assets		11,021,685	10,796,006
Current Assets
Trading properties	12	4,204	4,596
Biological assets	14	137,209	195,830
Inventories	15	423,136	439,771
Restricted assets	17	8,742	-
Income tax credit		27,131	19,694
Assets held for sale		-	1,357,866
Trade and other receivables	18	1,539,611	1,438,408
Investment in financial assets	19	481,236	495,633
Derivative financial instruments	20	21,689	32,897
Cash and cash equivalents	21	1,481,752	1,002,987
Total current assets		4,124,710	4,987,682
TOTAL ASSETS		15,146,395	15,783,688
SHAREHOLDERS’ EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		487,929	490,997
Treasury stock		13,634	10,566
Inflation adjustment of share capital		63,647	64,047
Inflation adjustment of treasury stock		1,778	1,378
Share premium		773,079	773,079
Cost of treasury stock		(87,074)	(54,876)
Share warrants		106,264	106,264
Changes in non-controlling interest		13,606	(15,429)
Cumulative translation adjustment		625,232	633,607
Equity-settled compensation		82,097	70,028
Legal reserve		81,616	81,616
Reserve for new developments		17,065	17,065
Special reserve		633,940	633,940
Reserve for the acquisition of securities issued by the company		200,000	200,000
Retained earnings		(1,188,433)	(1,066,428)
Equity attributable to equity holders of the parent		1,824,380	1,945,854
Non-controlling interest		2,593,976	2,488,932
TOTAL SHAREHOLDERS’ EQUITY		4,418,356	4,434,786

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Eduardo S. Elsztain President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of September 30, 2014 and June 30, 2014 (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	September 30, 2014	June 30, 2014
LIABILITIES
Non-current liabilities
Trade and other payables	22	228,321	216,760
Income tax liabilities		59,109	-
Borrowings	25	5,552,827	5,315,335
Deferred income tax liabilities	26	468,033	470,045
Derivative financial instruments	20	344,551	320,847
Payroll and social security liabilities	23	6,773	5,041
Provisions	24	261,740	220,489
Total non-current liabilities		6,921,354	6,548,517
Current liabilities
Trade and other payables	22	1,028,939	1,004,180
Income tax liabilities		179,453	73,429
Payroll and social security liabilities	23	126,739	202,546
Borrowings	25	2,425,373	2,639,491
Derivative financial instruments	20	25,111	53,419
Provisions	24	21,070	20,708
Liabilities held for sale		-	806,612
Total current liabilities		3,806,685	4,800,385
TOTAL LIABILITIES		10,728,039	11,348,902
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		15,146,395	15,783,688

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Eduardo S. Elsztain President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Income
for the three-month periods ended September 30, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	September 30, 2014	September 30, 2013
Revenues	28	1,523,980	1,126,122
Costs	29	(1,252,370)	(885,868)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest		282,227	126,252
Changes in the net realizable value of agricultural produce after harvest		(22,021)	(8,012)
Gross profit		531,816	358,494
Gain from disposal of investment properties		316,767	-
General and administrative expenses	30	(139,351)	(111,654)
Selling expenses	30	(122,306)	(81,001)
Other operating results	32	9,367	(4,190)
Profit from operations		596,293	161,649
Share of (loss) / profit of associates and joint ventures	8, 9	(102,728)	38,366
Profit from operations before financing and taxation		493,565	200,015
Finance income	33	55,418	73,492
Finance cost	33	(497,685)	(459,509)
Other financial results	33	101,449	51,605
Financial results, net	33	(340,818)	(334,412)
Profit / (loss) before income tax		152,747	(134,397)
Income tax expense	26	(131,082)	45,382
Profit / (loss) for the period		21,665	(89,015)

Attributable to:
Equity holders of the parent		(122,005)	(97,849)
Non-controlling interest		143,670	8,834

Loss per share attributable to equity holders of the parent during the period:
Basic		(0.25)	(0.20)
Diluted		(i) (0.25)	(i) (0.20)

(i)	Due to the loss for the period, there is no diluted effect on this result.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Eduardo S. Elsztain President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income
for the three-month periods ended September 30, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	September 30, 2014	September 30, 2013
Profit / (loss) for the period	21,665	(89,015)
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	(84,292)	144,156
Currency translation adjustment from associates and joint ventures	30,334	(855)
Other comprehensive (loss) / income for the period (i)	(53,958)	143,301
Total comprehensive (loss) / income for the period	(32,293)	54,286

Attributable to:
Equity holders of the parent	(130,380)	(26,259)
Non-controlling interest	98,087	80,545

(i)	Components of other comprehensive income have no impact on income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Eduardo S. Elsztain President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the three-month periods ended September 30, 2014 and 2013
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share Capital	Treasury Stock	Inflation adjustment of Share Capital	Inflation adjustment of Treasury Stock	Share premium	Cost of Treasury Stock	Share warrants	Subtotal	Changes in non-controlling interests	Cumulative translation adjustment	Equity-settled compensation	Legal reserve	Reserve for new developments	Special reserve (1)	Reserve for the acquisition of securities issued by the company	Retained earnings	Subtotal	Non-controlling interest	Total shareholders’ equity
Balance as of July 1, 2014	490,997	10,566	64,047	1,378	773,079	(54,876)	106,264	1,391,455	(15,429)	633,607	70,028	81,616	17,065	633,940	200,000	(1,066,428)	1,945,854	2,488,932	4,434,786
(Loss) / income for the period	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(122,005)	(122,005)	143,670	21,665
Other comprehensive income for the period	-	-	-	-	-	-	-	-	-	(8,375)	-	-	-	-	-	-	(8,375)	(45,583)	(53,958)
Total comprehensive (loss) / income for the period	-	-	-	-	-	-	-	-	-	(8,375)	-	-	-	-	-	(122,005)	(130,380)	98,087	(32,293)
Equity-settled compensation	-	-	-	-	-	-	-	-	-	-	12,069	-	-	-	-	-	12,069	3,660	15,729
Purchase of Treasury stock	(3,068)	3,068	(400)	400	-	(32,198)	-	(32,198)	-	-	-	-	-	-	-	-	(32,198)	-	(32,198)
Changes in non- controlling interest	-	-	-	-	-	-	-	-	29,035	-	-	-	-	-	-	-	29,035	7,578	36,613
Cash dividends	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(772)	(772)
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	275	275
Capital reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,784)	(3,784)
Balance as of September 30, 2014	487,929	13,634	63,647	1,778	773,079	(87,074)	106,264	1,359,257	13,606	625,232	82,097	81,616	17,065	633,940	200,000	(1,188,433)	1,824,380	2,593,976	4,418,356

(1)	Related to CNV General Resolution No. 609/12. See Note 27.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Eduardo S. Elsztain President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the three-month periods ended September 30, 2014 and 2013
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share Capital	Treasury Stock	Inflation adjustment of Share Capital	Inflation adjustment of Treasury Stock	Share premium	Share warrants	Subtotal	Changes in non-controlling interests	Cumulative translation adjustment	Equity- settled compensation	Legal reserve	Reserve for new developments	Special reserve (1)	Retained earnings	Subtotal	Non-controlling interest	Total shareholders’ equity
Balances as of 1 July, 2013	496,562	5,001	64,773	652	773,079	106,264	1,446,331	(21,996)	2,284	8,345	46,835	337,065	695,628	(26,522)	2,487,970	2,231,096	4,719,066
(Loss) / income for the period	-	-	-	-	-	-	-	-	-	-		-	-	(97,849)	(97,849)	8,834	(89,015)
Other comprehensive income for the period	-	-	-	-	-	-	-	-	71,590	-	-	-	-	-	71,590	71,711	143,301
Total comprehensive income / (loss) for the period	-	-	-	-	-	-	-	-	71,590	-	-	-	-	(97,849)	(26,259)	80,545	54,286
Equity-settled compensation	-	-	-	-	-	-	-	-	-	5,860	-	-	-	-	5,860	2,638	8,498
Changes in non-controlling interest	-	-	-	-	-	-	-	(208)	-	-	-	-	-	-	(208)	(2,995)	(3,203)
Cancellation of Brasilagro warrants	-	-	-	-	-	-	-	-	-	(288)	-	-	-	-	(288)	-	(288)
Cash dividends	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(509)	(509)
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	347	347
Capital distribution	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(712)	(712)
Balances as of 30 September, 2013	496,562	5,001	64,773	652	773,079	106,264	1,446,331	(22,204)	73,874	13,917	46,835	337,065	695,628	(124,371)	2,467,075	2,310,410	4,777,485

(1)	Related to CNV General Resolution No. 609/12. See Note 27.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Eduardo S. Elsztain President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the three-month periods ended September 30, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	September 30, 2014	September 30, 2013
Operating activities:
Cash generated from operations	21	381,238	420,589
Income tax paid		(54,448)	(48,778)
Net cash generated from operating activities		326,790	371,811
Investing activities:
Acquisition of associates and joint ventures		(268,975)	(13,259)
Capital contributions to associates and joint ventures		(52,479)	(1,220)
Acquisition of derivative financial instruments		-	(2,000)
Suppliers advances		-	(13,120)
Purchases of investment properties		(62,414)	(71,698)
Proceeds from sale of subsidiaries		19,139	274
Proceeds from sale of investment properties		1,507,067	119,000
Purchases of property, plant and equipment		(67,404)	(29,858)
Proceeds from sale of property, plant and equipment		92	650
Proceeds from sale of farmlands		23,693	15,504
Purchases of intangible assets		(1,889)	(281)
Acquisition of Investment in financial assets		(1,423,566)	(915,896)
Proceeds from disposals of Investment in financial assets		1,471,551	380,089
Loans granted to associates and joint ventures		49	(14,280)
Loans repayments received from associates and joint ventures		1,694	445
Proceeds from sale of joint ventures		-	7,736
Interest received from financial assets		2,286	-
Dividends received		3,081	15,878
Net cash generated from (used in) investing activities		1,151,925	(522,036)
Financing activities:
Purchase of treasury stock		(32,198)	(3,478)
Proceeds from issuance of non-convertible notes		455,038	-
Payment of non-convertible notes		(538,081)	(151,538)
Borrowings		442,551	248,760
Payment of trust debt titles		(9,733)	-
Payment of seller financing of shares		(105,861)	(1,640)
Repayments of borrowings		(351,733)	(215,887)
Payments of borrowings from associates and joint ventures		-	(186)
Proceeds from borrowings from associates and joint ventures		13,009	2,000
Cancellation of liabilities held for sale		(603,021)	-
Cancellation of Brasilagro warrants		-	(288)
Payment of seller financing		(690)	(438)
Acquisition of non-controlling interest in subsidiaries		(1,094)	-
Dividend paid to non-controlling interest		(14,640)	(5,790)
Payments of derivative financial instruments		(63,514)	-
Proceeds from derivative financial instruments		131	-
Capital reduction		(3,784)	(712)
Sale of equity in subsidiaries to non-controlling interest		55,314	-
Capital contributions of non-controlling interest		275	347
Interest paid		(260,343)	(174,249)
Net cash used in financing activities		(1,018,374)	(303,099)
Net increase / (decrease) in cash and cash equivalents		460,341	(453,324)
Cash and cash equivalents at beginning of period	21	1,002,987	1,047,586
Foreign exchange gain on cash and cash equivalents		18,424	40,497
Cash and cash equivalents at end of period		1,481,752	634,759

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Eduardo S. Elsztain President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	General information

1.1	The Group’s business and general information

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud” or the “Company”) was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

In 2002, Cresud acquired a 19.85% interest in IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), a real estate company related to certain shareholders of Cresud. In 2009, Cresud increased its ownership percentage in IRSA to 55.64% and IRSA became Cresud’s principal subsidiary.

Cresud and its subsidiaries are collectively referred to hereinafter as the Group. See Note 2.3 to the Consolidated Financial Statements as of June 30, 2014 and 2013 for a description of the Group’s companies.

As of September 30, 2014, the Group operates in two major lines of business: (i) Agricultural business, (ii) Urban Properties and Investments business. See Note 7 to the Unaudited Condensed Interim Consolidated Financial Statements as of June 30, 2014 and 2013 for a description of the Group’s segments.

The Group’s Agricultural business operations are comprised of crop production, cattle feeding, raising and fattening, milk production, sugarcane production and brokerage activities. Fattening is carried out in specialized feedlots that provide accommodation, health care and animal feeding services based on specialized diets. The Group currently has agricultural operations and investments in Argentina, Brazil, Uruguay, Paraguay and Bolivia.

The Urban Properties and Investments business operations are conducted primarily through IRSA and IRSA’s principal subsidiary, Alto Palermo S.A. (“APSA”). Through APSA and IRSA, the Group owns, manages and develops shopping centers across Argentina, a portfolio of office and other rental properties in the Autonomous City of Buenos Aires, capital of Argentina, and since 2009 it entered into the US real estate market, mainly through the acquisition of non-controlling interests in office buildings and hotels. Through IRSA or APSA, the Group also develops residential properties for sale. The Group, through IRSA, is also involved in the operation of branded hotels. The Group uses the term “real estate” indistinctively in these condensed interim consolidated financial statements to denote investment, development and/or trading properties activities.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	General information (Continued)

During fiscal year 2014, the Group made an investment in the Israeli market, through Dolphin, in IDB Development Corporation (IDBD) -an Israeli company-, with an initial interest of 26.65%. As of September 30, 2014, the equity interest in IDBD amounts to a non-diluted 28.99% and a fully-diluted 31.37%. IDBD is one of the Israeli biggest and most diversified investment groups, which is involved, through its subsidiaries, in several markets and industry, including real estate, retail, agribusiness, insurance, telecommunications, etc.; controlling companies as: Clal Insurance (Insurance Company), Cellcom (Mobile phone services), Adama (Agrochemicals), Super-Sol (supermarket), PBC (Real Estate), among others. IDBD went public in Tel Aviv Exchange in May, 2014.

The activities of the Group’s segment “Financial operations and others” is carried out mainly through Banco Hipotecario S.A. (“BHSA”), where it has a 29.77% interest (without considering treasury shares). BHSA is a commercial bank offering a wide variety of banking activities and related financial services to individuals, small, medium-sized and large corporations, including the provision of mortgaged loans. BHSA’s shares are listed on the Buenos Aires Stock Exchange. Additionally, the Group has a 42.95% interest in Tarshop S.A (“Tarshop”) whose main business comprises credit cards activities and the provision of loans.

Cresud’s and APSA’s shares are listed and traded on both the Buenos Aires Stock Exchange (“BCBA”) and the National Association of Securities Dealers Automated Quotation (“NASDAQ”). IRSA´s shares are listed and traded on both the BCBA and the New York Stock Exchange (“NYSE”).

Cresud is the ultimate parent company and is a corporation incorporated and domiciled in the Republic of Argentina. The address of its registered office is Moreno 877, 23rd Floor, Buenos Aires, Argentina.

These consolidated financial statements have been approved for issue by the Board of Directors on November 11, 2014.

2.	Basis of preparation of the Unaudited Condensed Interim Consolidated Financial Statements

2.1.	Basis of preparation

The present Unaudited Condensed Interim Consolidated Financial Statements for the three-month periods ended September 30, 2014 and 2013 (the “Unaudited Condensed Interim Consolidated Financial Statements”) have been prepared in accordance with IAS 34 “Interim Financial Reporting”.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

These Unaudited Condensed Interim Consolidated Financial Statements should be read together with the annual consolidated financial statements of the Company as of June 30, 2014. These Unaudited Condensed Interim Consolidated Financial Statements are expressed in thousands of Argentine Pesos.

The Condensed Interim Consolidated Financial Statements corresponding to the three-month periods ended as of September 30, 2014 and 2013 have not been audited. The Company´s management believes they include all necessary adjustments to fairly present the results of each period. Results for the three-month periods ended September 30, 2014 and 2013 do not necessarily reflect proportionally the Company’s results for the complete fiscal years.

2.2	Accounting Policies

The accounting policies applied in the preparation of these Unaudited Condensed Interim Consolidated Financial Statements are consistent with those applied in the preparation of the information under IFRS as of June 30, 2014. Most significant accounting policies are described in note 2 included in the Consolidated Financial Statements as of June 30, 2014 and 2013.

2.3	Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of these Unaudited Condensed Interim Consolidated Financial Statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the annual consolidated financial statements for the year ended as of June 30, 2014, save for changes in accrued income tax, provision for legal claims and allowance for doubtful accounts.

2.4	Comparative information

Amounts as of September 30, 2013 and June 30, 2014, which are disclosed for comparative purposes have been taken from the Consolidated Financial Statements as of such dates. The financial statements originally issued have been subject to certain reclassifications required in order to present these figures comparatively with this period.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

During the period beginning on September 30, 2013 and ended September 30, 2014, the Argentine Peso devalued against the US$ and other currencies by around 45.5%, which has an impact in comparative information presented in these Financial Statements, due mainly to the currency exposure of our income and costs of Agricultural Business and of income from urban property and investments business line, especially from the “office and other rental properties” segment, and our net assets and liabilities in foreign currency as detailed in Note 39.

3.	Seasonal effects on operations

The operations of the Group’s agricultural business are also subject to seasonal effects. The harvests and sale of grains (corn, soybean and sunflower) generally take place between February and June every year. Wheat is generally harvested between November and January. In Bolivia, weather conditions make it possible to have two soybeans, corn and barley seasons and, therefore, these crops are harvested in April and October, whereas wheat and sunflower are harvested in August and September, respectively. Other segments of the agricultural business, such as beef cattle and milk production tend to be more stable. However, beef cattle and milk production is generally larger during the second quarter, when conditions are more favorable. In case of sugar cane, harvest and sale take place between May and November of each year. As a result, there may be material fluctuations in the agricultural business results across quarters.

The operations of the Group’s shopping centers are also subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time (January and February), the lessees of shopping centers experience the lowest sales levels in comparison with the winter holidays (July) and year-end celebrations (December) when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also impact the business. As a consequence, a higher level of revenues is generally expected in the second half of the year rather than the first in shopping center operations.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Acquisitions and disposals

For the three-month period ended as of September 30, 2014

Investment in IDBD

On July 1°, 2014 Dolphin Netherlands B.V. exercised the rights to purchase additional shares of IDBD.

As a result of exercising the granted rights as mentioned above, DN B.V. received 17.32 million shares and 11.99 million warrants of Series 1, 2 and 3. ETH received the same amount of rights and, as a result, acquired the same amount of shares and warrants as DN B.V. Additionally, upon exercising the rights purchased, DN B.V. acquired 5.79 million shares and 4.01 million warrants of Series 1, 2, and 3. ETH also acquired the same amount of shares and warrants as DN B.V.

Between July 9 and July 14, 2014, DN B.V. acquired 0.42 million shares and 0.34 million warrants (series 2) through open market operations in the amount of NIS 1.77 million (equal to approximately US$ 0.52 million). Fifty percent of such shares and warrants Series 2 were sold to ETH in accordance with the terms and conditions of the agreement entered into between the parties, as indicated above.

As of September 30, 2014, DN B.V. held an aggregate amount of 76,620,163 shares, 15,998,787 warrants Series 1, 16,170,392 warrants Series 2 and 15,998,787 warrants Series 3 of IDBD, which make up a non-diluted equity interest of 28.99% in IDBD and a fully-diluted interest of 31.37%. IDBD’s Board of Directors consists of nine members, three of whom have been designated by DN B.V., Eduardo Elsztain, Alejandro Elsztain and Saúl Zang.

Sale of investment properties

On July 7, 2014, IRSA signed the transfer deed for the sale of the 19th and 20th floors of the Building Maipú 1300. The total price of the transaction was Ps. 24.7 (US$ 3.0 million). Such transaction generated a profit before tax of approximately Ps. 21.0 million.

On September 29, 2014, the Group finalized the sale of the Madison 183 Building through the subsidiary Rigby 183 LLC (“Rigby 183”), in the city of New York, United States, in the sum of US$ 185 million, thus discharging the mortgage levied on the asset in the amount of US$ 75 million.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Acquisitions and disposals (Continued)

Decreased shareholding in Avenida Inc.

Even though on July 18, 2014, the Group – through Torodur S.A. - had increased its share in Avenida Inc. by exercising the warrant held, the Group’s indirect holding was reduced to 23.01% as a result of the acquisition of 35.12% interest in the Company by a new investor in the amount of Ps.120.9 million (US$ 15 million).

Moreover, on September 2, 2014, Torodur S.A. sold 1,430,000 shares representing 5% of the Company’s capital stock in the amount of Ps. 19.1 million (US$ 2.3 million), thus reducing the Group’s indirect share to 17.68%.

Disposal of financial assets

During August 2014, IRSA has sold through its subsidiary REIG IV the balance of 1 million shares in Hersha Hospitality Trust, at an average price of US$ 6.74 per share.

Transactions with non-controlling interests

IRSA

During the three-month period ended September 30, 2014, the Group sold a 0.59% interest in IRSA for a total amount of Ps. 55.31 million. This resulted in an increase in non-controlling interests of Ps. 11.88 million and an increase in equity attributable to owners of the parent of Ps. 25.8 million, net of tax effect. The effect of changes in the ownership interest of IRSA on the equity attributable to owners of the Group is summarized as follows:

Ps. (million)
Carrying amount of the non-controlling interests sold by the Group	(11.9)
Consideration collected	55.3
Tax effect	(17.6)
Reserve recorded in within parent’s equity	25.8

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Acquisitions and disposals (Continued)

APSA

During the three-month period ended September 30, 2014, the Group, through IRSA, acquired an additional 0.02% interest in APSA for a total consideration of Ps. 1.1 million. This resulted in a decrease in non-controlling interests of Ps. 0.2 million and a decrease in equity attributable to the owners of the parent of Ps. 0.9 million. The effect of changes in the ownership interest of APSA on the equity attributable to owners of the Group is summarized as follows:

Ps. (million)
Carrying amount of group’s interest acquired of	157
Consideration paid for non-controlling interests	(1,094)
Reserve recorded in within parent’s equity	(937)

Sale of Cresca farmland

On April 3, 2014, Cresca S.A. signed a bill of sale whereby it sells an area of 24,624 hectares located in Chaco Paraguayo. The total price is US$ 14.7 million, which amount shall be collectable as follows US$ 1.8 million were collected upon execution of the bill of sale, US$ 4.3 million upon execution of the conveyance deed; US$ 3.7 million interest-free in July, 2015; US$ 4.9 million interest-free in July, 2016. Possession was delivered upon execution of the conveyance deed of title and constitution of a mortgage to secure payment of the balance, on July 14, 2014.

Dolphin

During the period, the Group’s interest in Dolphin decreased from 86.16 % to 85.92%. Consequently, the Company recognized a decrease in non-controlling interest for an amount of Ps. 5.9 million and an increase in equity attributable to holders of the parent.

5.	Financial risk management

The group´s diverse activities are exposed to a variety of financial risk: market risk (including foreign currency risk, interest rate risk and price risk) credit risk, liquidity risk and capital risk.

The Unaudited Condensed Interim Consolidated Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the annual consolidate financial statements as of June 30, 2014. There have been no changes in the risk management or risk management policies applied by the Group since the fiscal year-end.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.	Financial risk management (Continued)

Since June 30, 2014, to the balance sheet date, there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets or liabilities (either measured at fair value or amortized cost). Neither have been transfers between the several tiers used in estimating the fair value of the Company’s financial instruments.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information

Below is a summarized analysis of the lines of business of the Group for the three-month period ended September 30, 2014:

	Agricultural business (I)	Urban properties and investments business (II)	Total
Revenues	770,868	799,575	1,570,443
Costs	(931,947)	(361,167)	(1,293,114)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	283,992	-	283,992
Changes in the net realizable value of agricultural produce after harvest	(22,021)	-	(22,021)
Gross profit	100,892	438,408	539,300
Gain from disposal of investment properties	-	316,767	316,767
Gain from disposal of farmlands	16,363	-	16,363
General and administrative expenses	(61,084)	(80,287)	(141,371)
Selling expenses	(86,883)	(38,052)	(124,935)
Other operating results	6,546	2,948	9,494
(Loss) / Profit from operations	(24,166)	639,784	615,618
Share of loss of associates and joint ventures	(1,160)	(117,236)	(118,396)
Segment (Loss) / Profit	(25,326)	522,548	497,222

Investment properties	213,881	3,558,491	3,772,372
Property, plant and equipment	2,112,418	243,605	2,356,023
Trading properties	-	137,276	137,276
Goodwill	9,792	24,784	34,576
Rights to receive future units under barter agreements	-	85,077	85,077
Biological assets	554,047	-	554,047
Inventories	411,015	18,429	429,444
Investments in associates and joint ventures	31,352	2,166,887	2,198,239
Total segment assets	3,332,505	6,234,549	9,567,054

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

Below is a summarized analysis of the lines of business of the Group for the three-month period ended September 30, 2013:

	Agricultural business (I)	Urban properties and investments business (II)	Total
Revenues	517,128	639,526	1,156,654
Costs	(603,326)	(308,559)	(911,885)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	126,604	-	126,604
Changes in the net realizable value of agricultural produce after harvest	(8,012)	-	(8,012)
Gross Profit	32,394	330,967	363,361
General and administrative expenses	(53,651)	(59,145)	(112,796)
Selling expenses	(50,417)	(31,853)	(82,270)
Other operating results	5,206	(10,006)	(4,800)
(Loss) / Profit from operations	(66,468)	229,963	163,495
Share of profit of associates and joint ventures	2	34,356	34,358
Segment (Loss) / Profit	(66,466)	264,319	197,853

Investment properties	24,150	4,360,536	4,384,686
Property, plant and equipment	1,778,459	229,373	2,007,832
Trading properties	-	121,203	121,203
Goodwill	6,872	79,691	86,563
Rights to receive future units under barter agreements	-	93,225	93,225
Biological assets	371,554	-	371,554
Inventories	230,024	15,362	245,386
Investments in associates and joint ventures	27,893	1,217,520	1,245,413
Total segment assets	2,438,952	6,116,910	8,555,862

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

(I)	Agriculture line of business:

The following tables present the reportable segments of the agriculture line of business of the Group:

	September 30, 2014
	Agriculture
	Crops	Cattle	Dairy	Sugarcane	Agricultural Rental and services	Agricultural Subtotal	Land Transformation and Sales	Agro-industrial	Other segments	Total Agricultural business (i)
Revenues	330,404	62,348	17,467	100,181	4,794	515,194	-	215,927	39,747	770,868
Costs	(438,166)	(82,743)	(32,836)	(151,158)	(5,210)	(710,113)	(2,666)	(188,820)	(30,348)	(931,947)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	167,270	29,177	17,211	70,334	-	283,992	-	-	-	283,992
Changes in the net realizable value of agricultural produce after harvest	(22,021)	-	-	-	-	(22,021)	-	-	-	(22,021)
Gross Profit / (Loss)	37,487	8,782	1,842	19,357	(416)	67,052	(2,666)	27,107	9,399	100,892
Gain from disposal of farmlands	-	-	-	-	-	-	16,363	-	-	16,363
General and administrative expenses	(31,556)	(5,907)	(1,077)	(13,111)	(478)	(52,129)	(244)	(5,846)	(2,865)	(61,084)
Selling expenses	(50,414)	(7,134)	(671)	(4,644)	(187)	(63,050)	(1,326)	(19,368)	(3,139)	(86,883)
Other operating results	4,914	(465)	(85)	39	(38)	4,365	(19)	73	2,127	6,546
(Loss) / Profit from Operations	(39,569)	(4,724)	9	1,641	(1,119)	(43,762)	12,108	1,966	5,522	(24,166)
Share of loss of associates	(1,018)	(1)	-	-	-	(1,019)	-	-	(141)	(1,160)
Segment (Loss) / Profit	(40,587)	(4,725)	9	1,641	(1,119)	(44,781)	12,108	1,966	5,381	(25,326)

Investment properties	164,417	10,495	-	-	38,969	213,881	-	-	-	213,881
Property, plant and equipment	1,454,877	140,130	20,404	377,382	1,064	1,993,857	54,893	17,158	46,510	2,112,418
Goodwill	6,317	-	-	2,832	-	9,149	-	-	643	9,792
Biological assets	110,240	293,066	37,567	113,174	-	554,047	-	-	-	554,047
Inventories	224,474	62,008	705	2,182	-	289,369	-	29,084	92,562	411,015
Investments in associates	28,666	19	-	-	-	28,685	-	-	2,667	31,352
Total segment assets	1,988,991	505,718	58,676	495,570	40,033	3,088,988	54,893	46,242	142,382	3,332,505

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

	September 30, 2013
	Agriculture
	Crops	Cattle	Dairy	Sugarcane	Agricultural Rental and services	Agricultural Subtotal	Land Transformation and Sales	Agro-industrial	Other segments	Total Agricultural business (i)
Revenues	271,079	31,401	11,763	66,735	2,124	383,102	-	108,909	25,117	517,128
Costs	(295,301)	(56,388)	(22,895)	(107,124)	(2,573)	(484,281)	(1,763)	(96,951)	(20,331)	(603,326)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	63,658	10,860	11,482	40,604	-	126,604	-	-	-	126,604
Changes in the net realizable value of agricultural produce after harvest	(8,012)	-	-	-	-	(8,012)	-	-	-	(8,012)
Gross Profit / (Loss)	31,424	(14,127)	350	215	(449)	17,413	(1,763)	11,958	4,786	32,394
General and administrative expenses	(28,192)	(7,486)	(1,577)	(10,720)	(715)	(48,690)	(310)	(3,417)	(1,234)	(53,651)
Selling expenses	(32,296)	(4,163)	(438)	(339)	(137)	(37,373)	(147)	(10,454)	(2,443)	(50,417)
Other operating results	5,583	(851)	(178)	-	(81)	4,473	(35)	(924)	1,692	5,206
(Loss) / Profit from Operations	(23,481)	(26,627)	(1,843)	(10,844)	(1,382)	(64,177)	(2,255)	(2,837)	2,801	(66,468)
Share of (loss) / profit of associates	(37)	-	-	-	-	(37)	-	-	39	2
Segment (Loss) / Profit	(23,518)	(26,627)	(1,843)	(10,844)	(1,382)	(64,214)	(2,255)	(2,837)	2,840	(66,466)

Investment properties	-	-	-	-	24,150	24,150	-	-	-	24,150
Property, plant and equipment	1,189,688	139,824	21,262	324,994	481	1,676,249	57,684	20,006	24,520	1,778,459
Goodwill	4,745	-	-	2,127	-	6,872	-	-	-	6,872
Biological assets	67,694	186,806	27,935	86,059	-	368,494	-	442	2,618	371,554
Inventories	93,388	18,204	339	1,354	-	113,285	-	13,635	103,104	230,024
Investments in associates	25,488	-	-	-	-	25,488	-	-	2,405	27,893
Total segment assets	1,381,003	344,834	49,536	414,534	24,631	2,214,538	57,684	34,083	132,647	2,438,952

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

(II)	Urban properties and investments

The following tables present the reportable segments of the Urban Properties and Investments line of business of the Group:

	September 30, 2014
	Shopping Center Properties	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total Urban Properties and Investment business (II)
Revenues	568,916	100,842	4,804	96,827	28,131	55	799,575
Costs	(250,711)	(30,786)	(3,576)	(66,488)	(9,379)	(227)	(361,167)
Gross Profit / (Loss)	318,205	70,056	1,228	30,339	18,752	(172)	438,408
Gain from disposal of investment properties	-	-	20,258	-	296,509	-	316,767
General and administrative expenses	(25,938)	(11,289)	(10,070)	(17,289)	(15,701)	-	(80,287)
Selling expenses	(18,939)	(3,981)	(1,922)	(13,092)	-	(118)	(38,052)
Other operating results	(2,874)	(1,397)	(756)	(335)	(249)	8,559	2,948
Profit / (Loss) from Operations	270,454	53,389	8,738	(377)	299,311	8,269	639,784
Share of profit / (loss) of associates and joint ventures	-	4,619	1,296	345	(183,674)	60,178	(117,236)
Segment Profit / (Loss)	270,454	58,008	10,034	(32)	115,637	68,447	522,548

Investment properties	2,270,452	847,481	433,249	-	-	7,309	3,558,491
Property, plant and equipment	26,836	36,327	3,840	175,149	1,453	-	243,605
Trading properties	1,484	-	135,792	-	-	-	137,276
Goodwill	8,582	11,661	4,541	-	-	-	24,784
Rights to receive future units under barter agreements	9,264	-	75,813	-	-	-	85,077
Assets held for sale	-	-	-	-	-	-	-
Inventories	12,100	-	618	5,711	-	-	18,429
Share of profit of associates and joint ventures	-	27,868	39,585	22,474	763,443	1,313,517	2,166,887
Total segment assets	2,328,718	923,337	693,438	203,334	764,896	1,320,826	6,234,549

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

	September 30, 2013
	Shopping Center Properties	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total Urban Properties and Investment business (II)
Revenues	456,357	74,637	16,060	72,927	19,361	184	639,526
Costs	(205,768)	(29,181)	(11,871)	(49,745)	(11,745)	(249)	(308,559)
Gross Profit / (Loss)	250,589	45,456	4,189	23,182	7,616	(65)	330,967
Gain from disposal of investment properties	-	-	-	-	-	-	-
General and administrative expenses	(25,210)	(8,161)	(7,325)	(14,071)	(4,323)	(55)	(59,145)
Selling expenses	(14,044)	(6,968)	(2,532)	(8,706)	-	397	(31,853)
Other operating results	(5,882)	(664)	(1,147)	(106)	(135)	(2,072)	(10,006)
Profit / (Loss) from Operations	205,453	29,663	(6,815)	299	3,158	(1,795)	229,963
Share of profit / (loss) of associates and joint ventures	-	1,173	632	129	(23,437)	55,859	34,356
Segment Profit / (Loss)	205,453	30,836	(6,183)	428	(20,279)	54,064	264,319

Investment properties	2,200,121	919,375	438,909	-	794,211	7,920	4,360,536
Property, plant and equipment	18,723	28,825	4,010	177,611	204	-	229,373
Trading properties	1,484	99	119,620	-	-	-	121,203
Goodwill	8,582	11,661	4,540	-	54,908	-	79,691
Rights to receive future units under barter agreements	9,264		83,961				93,225
Inventories	8,102	-	508	6,752	-	-	15,362
Share of profit of associates and joint ventures	-	25,268	33,391	21,468	974	1,136,419	1,217,520
Total segment assets	2,246,276	985,228	684,939	205,831	850,297	1,144,339	6,116,910

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

At the time of assessing the performance of business segments and deciding upon the allocation of resources, the Executive Committee uses information on operating income assets and liabilities of each such segment In the Unaudited Condensed Consolidated Financial Statements, the transactions and balances between related parties which may affect more than one segment are eliminated. In order to obtain clear information that may be useful for Management’s decision making, the Group has defined that, as from the three-month period ending September 30, 2014, such transactions will not be eliminated for segment reporting purposes.

The comparative information presented as from such period has been adjusted retrospectively for the sake of comparability.

The following tables present a reconciliation between the total results of segment operations and the results of operations as per the income statements. The adjustments relate to the presentation of the results of operations of joint ventures accounted for under the equity method under IFRS and the non-elimination of the inter-segment transactions as explained in the preceding paragraph.

	September 30, 2014
	Total segment information	Adjustment for share of profit / (loss) of joint ventures	Adjustment to income for elimination of inter-segment transactions	Total Income statements
Revenues	1,570,443	(12,452)	(34,011)	1,523,980
Costs	(1,293,114)	11,765	28,979	(1,252,370)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	283,992	(1,765)	-	282,227
Changes in the net realizable value of agricultural produce after harvest	(22,021)	-	-	(22,021)
Gross Profit / (Loss)	539,300	(2,452)	(5,032)	531,816
Gain from disposal of investment properties	316,767	-	-	316,767
Gain from disposal of farmlands	16,363	(20,957)	4,594	-
General and administrative expenses	(141,371)	1,350	670	(139,351)
Selling expenses	(124,935)	2,521	108	(122,306)
Other operating results	9,494	213	(340)	9,367
Profit / (Loss) from operations	615,618	(19,325)	-	596,293
Share of (loss) / profit of associates and joint ventures	(118,396)	15,668	-	(102,728)
Profit / (Loss) from Operations before Financing and Taxation	497,222	(3,657)	-	493,565

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

	September 30, 2013
	Total segment information	Adjustment for share of profit / (loss) of joint ventures	Adjustment to income for elimination of inter-segment transactions	Total Income statements
Revenues	1,156,654	(18,582)	(11,950)	1,126,122
Costs	(911,885)	14,315	11,702	(885,868)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	126,604	(352)	-	126,252
Changes in the net realizable value of agricultural produce after harvest	(8,012)	-	-	(8,012)
Gross Profit / (Loss)	363,361	(4,619)	(248)	358,494
General and administrative expenses	(112,796)	695	447	(111,654)
Selling expenses	(82,270)	1,237	32	(81,001)
Other operating results	(4,800)	841	(231)	(4,190)
Profit / (Loss) from operations	163,495	(1,846)	-	161,649
Share of profit of associates and joint ventures	34,358	4,008	-	38,366
Profit from operations before Financing and Taxation	197,853	2,162	-	200,015

Total segment assets are allocated based on the operations of the segment and the physical location of the asset. According to the analysis above, segment assets include the proportionate share of the assets of joint ventures. The statement of financial position under IFRS shows the net investment in these joint ventures as a single item.

Total reportable segments’ assets are reconciled to total assets as per the statement of financial position as follows:

	September 30, 2014	September 30, 2013
Total reportable assets as per Segment Information	9,567,054	8,555,862
Deconsolidation of investment properties	(299,421)	(138,517)
Deconsolidation of property, plant and equipment	(1,994)	(72,248)
Deconsolidation of trading properties	(5,889)	(11,484)
Deconsolidation of goodwill	(5,221)	(5,234)
Deconsolidation of biological assets	(6,726)	(1,585)
Deconsolidation of inventories	(6,308)	(3,549)
Deconsolidation of investments in associates and joint ventures	335,711	308,136
Total assets as per the Statement of Financial Position	9,577,206	8,631,381

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.	Information about principal subsidiaries

The Group conducts its business through several operating and holding subsidiaries. See breakdown of Group, their percentage of ownership interest, materiality criteria and other relevant information on the Group’s subsidiaries in Note 2.3.a) of the Consolidated Financial Statements as of June 30, 2014 and 2013.

Set out below is the summarized financial information for each subsidiary that has non-controlling interests that are material to the Group:

Summarized statements of financial position

	IRSA		Brasilagro
	September 30, 2014	June 30, 2014	September 30, 2014	June 30, 2014
Assets
Non-current assets	7,349,645	6,851,085	1,966,540	2,049,257
Current assets	2,253,462	2,959,021	652,128	879,255
Total assets	9,603,107	9,810,106	2,618,668	2,928,512
Liabilities
Non-current liabilities	4,799,458	4,513,239	202,580	239,790
Current liabilities	2,060,732	2,419,424	479,212	655,174
Total liabilities	6,860,190	6,932,663	681,792	894,964
Net assets	2,742,917	2,877,443	1,936,876	2,033,548

Summarized income statements and statements of comprehensive income

	IRSA		Brasilagro
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Revenues	790,069	621,447	185,037	93,474
Profit / (Loss) before income tax	312,130	48,216	20,697	(12,592)
Income tax expense	(176,331)	(12,948)	(7,090)	2,656
Profit / (Loss) for the period	135,799	35,268	13,607	(9,936)
Other comprehensive income / (loss)	45,063	23,293	(110,580)	96,476
Total other comprehensive income / (loss)	180,862	58,561	(96,973)	86,540
Profit / (Loss) attributable to non-controlling interest	140,948	(11,268)	-	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.	Information about principal subsidiaries (Continued)

Summarized cash flows

	IRSA		Brasilagro
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Cash flow from operating activities
Net cash generated from operating activities	299,032	203,441	3,342	104,398
Cash flow from investing activities
Net cash generated from (used in) investing activities	1,059,872	(493,797)	(104,463)	(12,324)
Cash flow from financing activities
Net cash used in financing activities	(711,352)	(246,189)	(111,210)	(18,872)
Net increase (decrease) in cash and cash equivalents	647,552	(536,545)	(212,331)	73,202
Cash and cash equivalents at beginning of period / year	609,907	796,902	320,349	197,113
Foreign exchange (loss) / gain on cash and cash equivalents	(11,963)	20,831	(9,271)	18,015
Cash and cash equivalents at end of period / year	1,245,496	281,188	98,747	288,330

The information above is the corresponding to balances and transactions before inter-company eliminations.

8.	Interests in joint ventures

As of June 30, 2014 the joint ventures of the Group were Cresca, Cyrsa S.A., Puerto Retiro S.A., Baicom Networks S.A., Quality Invest S.A., Nuevo Puerto Santa Fe S.A. (NPSF), Entertainment Holdings S.A. and ENUSA (indirectly through investment in EHSA). The shares in these joint ventures are not publicly traded.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.	Interests in joint ventures (Continued)

Changes in the Group’s investments in joint ventures for the three-month period ended September 30, 2014 and for the year ended June 30, 2014 were as follows:

	September 30, 2014	June 30, 2014
Beginning of the period / year	395,243	324,194
Capital contribution	51,008	43,583
Capital reduction	(110,860)	-
Dividends distribution (i)	(4,475)	-
Share of profit	20,287	15,742
Currency translation adjustment	12,331	11,724
End of the period / year (ii)	363,534	395,243

(i)	During the three-month period ended September 30, 2014, the Group cashed dividends from Nuevo Puerto Santa Fe in the amount of Ps. 2.6 million and from Cyrsa in the amount of Ps. 1.9 million.
(ii)
Includes a balance of Ps. (41) and Ps. (59) reflecting interests in companies with negative equity as of September 30, 2014 and June 30, 2014, respectively, which is reclassified to “Provision”. See Note 24.

9.	Interests in associates

As of June 30, 2014, the associates of the Group were New Lipstick LLC, IDBD, BHSA, Tarshop S.A., Manibil S.A., Lipstick Management LLC, Banco de Crédito and Securitización S.A. ("BACS"), Bitania 26 S.A., Agrouranga S.A., Agromanagers S.A. and Avenida Inc.

The evolution of the Group’s investments in associates for the three-month period ended September 30, 2014 and for the year ended June 30, 2014 was as follows:

	September 30, 2014	June 30, 2014
Beginning of the period / year	1,803,114	1,123,577
Acquisition of associates	268,975	1,131,806
Capital contribution	1,471	16,716
Share of (loss) / profit	(1,151)	92,568
Currency translation adjustment	18,003	(29,133)
Dividends distribution (i)	(4,714)	(15,459)
Acquisition of non-controlling interest	(10,381)	-
Unrealized gain from investments at fair value	(121,864)	(516,961)
End of the period / year (ii)	1,953,453	1,803,114

(i)
As of September 30, 2014, the Group cashed dividends from Agro-Uranga S.A., Manibil and BHSA in the amount of Ps. 0.5 million, Ps. 0.8 million and Ps. 9.2 million, respectively. During the year ended on 2014, the Group cash dividends from Agro-Uranga S.A., Manibil and BHSA in the amount of Ps. 5.5 million, Ps. 9.2 million and Ps. 0.8 million, respectively.

(ii)
Includes a balance of Ps. (216,922) and Ps. (176,923) reflecting interests in companies with negative equity as of September 30, 2014 and June 30, 2014, respectively, which is reclassified to “Provisions” (see Note 24).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

9.	Interests in associates (Continued)

Restrictions, commitments and other matters related to associates

IDBD

As part of the purchase agreement, DN B.V. and ETH have agreed to participate jointly and severally in capital increases resolved by the Board of Directors of IDBD to carry out their business plan during 2014 and 2015, in amounts of at least NIS 300 million in 2014 and NIS 500 million in 2015 (approximately equal to US$ 81.45 million and US$ 135.8 million at the exchange rate prevailing on September 30, 2014). On the balance sheet date, DN B.V. and ETH have contributed an amount of NIS 407.08 million of assumed commitments.

Furthermore, under the purchase agreement, DN B.V. and ETH have agreed jointly and severally to make one or more tender offers for the purchase of shares in IDBD for an aggregate amount of NIS 512.09 million (equal to approximately US$ 139.0 million at the exchange rate prevailing on September 30, 2014), based on the following scheme: (i) before December 31, 2015, an amount of at least NIS 249.8 million at a share price of NIS 8.344 (subject to adjustments) and (ii) before December 31, 2016 in the amount of at least NIS 512.09 million less the tender offer conducted in 2015, at a share price of NIS 8.7612 (subject to adjustments). To secure compliance with the tender offers, an aggregate amount of 28,020,191 shares of IDBD held by DN B.V. were pledged upon closing the transaction. On the balance sheet date, no tender offers had been made.

On the other hand, the purchase agreement provides that DN B.V. and ETH shall jointly and severally pay to creditors who participate in the restructuring arrangement indicated above the additional sum of NIS 100 million (equal approximately to US$ 27.1 million at the exchange rate prevailing on September 30, 2014), in the event that IDBD executes the sale of its equity interest in the subsidiary Clal Insurance Enterprises Holdings Ltd. before December 31, 2014 and provided that: (i) the sale price shall not be lower than NIS 4,200 million (equal to approximately US$ 1,140.4 million at the exchange rate prevailing on September 30, 2014) and (ii) the transaction is closed before June 30, 2015, provided that IDBD has received by the latter date a payment of at least NIS 1,344 million (gross) (equal to approximately US$ 364.9 million at the exchange rate prevailing on September 30, 2014). As of the date of issuance of these financial statements, any of the conditions previously mentioned have been fulfilled.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

9.	Interests in associates (Continued)

On May 12, 2014, shares of IDBD started to trade in the Tel Aviv Stock Exchange, Israel; as a result, all of the shares (including pledged shares) were held in trust at Bank Leumi Le-Israel to secure compliance with lock-up provisions of Chapter D of the Tel Aviv Stock Exchange Rules, whereby shares listed under an IPO (initial public offering) may not be freely disposed of for a term of 18 months, which are then released at a rate of 2.5% per month beginning on the fourth month of the IPO date.

Hence, in accordance with Tel Aviv Rules applicable to September 30, 2014, 51,095,676 shares and 335,715 warrants of each of the Series 1, 2 and 3 were still subject to lock-up provisions under the terms described above.

BHSA

On October 31, 2014 the Bank was notified of Ruling 685 dated October 29, 2014 issued by the Superintendency of Financial Entities and Exchange Offices in proceedings conducted pursuant to Financial Investigation Case Number 1320, whereby the Bank and its officers were charged with alleged infringements to rulings on assistance to Non-Financial Public Sector, excess credit risk exposure to non-financial public sector, excess collateralization, failure to comply with minimum capital requirements and objections to the accounting treatment afforded to the transaction “Cer Swap Linked to PG08 and External Debt”; and moreover, delays in communicating the appointment of new members of the board and to file documentation related to new members of the board designated by the Shareholders’ Meetings.

Such a ruling assessed a fine in the amount of Ps. 4.04 million to Banco Hipotecario S.A. and fines of diverse amounts to incumbent and former members of the Board, statutory auditors and managers.

The Bank, its incumbent and former directors, statutory auditors and managers intend to file an appeal against such decision with the National Court of Appeals in Administrative Litigation Matters.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.	Investment properties

Changes in the Group’s investment properties for the three-month period ended September 30, 2014 and for the year ended June 30, 2014 were as follows:

	Shopping Center Properties	Office buildings and other rental properties portfolio	Undeveloped parcels of land	Leased out farmland	Properties under development	Total
Year ended June 30, 2014
Opening net book amount	1,890,531	1,630,509	421,240	42,998	186,123	4,171,401
Additions	61,108	23,988	454	7,069	156,927	249,546
Reclassification to available for sale	-	(1,098,990)	-	-	-	(1,098,990)
Reclassification to property, plant and equipment	-	(12,231)	-	(3,657)	-	(15,888)
Reclassifications of trading properties	-	251	1,550	-	(803)	998
Capitalized borrowing costs	-	-	-	-	22,376	22,376
Disposals	(35)	(51,457)	-	(1,080)	(766)	(53,338)
Depreciation charge (i)	(134,325)	(68,529)	-	(2,134)	-	(204,988)
Currency translation adjustment	-	375,261	-	8,238	-	383,499
Transfers	(25,332)	27,056	(1,724)	-	-	-
Closing net book amount	1,791,947	825,858	421,520	51,434	363,857	3,454,616
At June 30, 2014
Cost	3,166,103	1,077,824	421,520	51,434	363,857	5,080,738
Accumulated depreciation	(1,374,156)	(251,966)	-	-	-	(1,626,122)
Net book amount	1,791,947	825,858	421,520	51,434	363,857	3,454,616
Period ended September 30, 2014
Opening net book amount	1,791,947	825,858	421,520	51,434	363,857	3,454,616
Additions	8,451	2,113	-	148	51,702	62,414
Reclassification of property, plant and equipment	-	-	9,820	-	-	9,820
Reclassification to property, plant and equipment	-	-	-	(5,021)	-	(5,021)
Disposals	-	(3,599)	-	(8)	-	(3,607)
Depreciation charge (i)	(28,564)	(9,124)	-	(94)	-	(37,782)
Currency translation adjustment	-	-	-	(7,489)	-	(7,489)
Closing net book amount	1,771,834	815,248	431,340	38,970	415,559	3,472,951
At September 30, 2014
Cost	3,040,229	1,010,336	431,340	38,970	415,559	4,936,434
Accumulated depreciation	(1,268,395)	(195,088)	-	-	-	(1,463,483)
Net book amount	1,771,834	815,248	431,340	38,970	415,559	3,472,951

(i)	Depreciation charge of investment property has been charged in “Costs” in the income statements (Note 30).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.	Investment properties (Continued)

The following amounts have been recognized in the income statements:

	September 30, 2014	September 30, 2013
Rental and service income	689,599	546,152
Direct operating expenses	286,818	(245,217)
Gain from disposal of investment properties	316,767	-

Properties under development mainly comprise works in Shopping Neuquén S.A. (Alto Comahue) and Arcos del Gourmet S.A. (Distrito Arcos). As of September 30, 2014 and June 30, 2014 works in Alto Comahue amount to Ps. 177.9 million and Ps. 126.8 million, respectively. Works in Distrito Arcos as of September 30, 2014 and June 30, 2014 amount to Ps. 237.2 million and Ps. 236.2 million, respectively.

As of September 30, 2014 contractual obligations mainly correspond to constructions regarding to both projects. In Alto Comahue contractual obligations amount to Ps. 205 million and the Project is expected to be completed in March, 2015. In respect of Distrito Arcos, on December 10, 2013, the Judicial Branch confirmed an injunction order that suspends the opening of the shopping center on the grounds that it does not have certain governmental permits. Even though the construction has all regulatory permits in place, the Company is carrying out specific actions, has challenged the ruling, and has requested that the injunction be lifted and has reasonable expectations of a favorable result. On April 1, 2014 the Government of the City of Buenos Aires granted a new environmental clearing certificate.

On the other hand, in one of the two judicial processes (amparos – actions intended to protect constitutional rights) currently being heard, “Charlon, Marcelo Alejandro and others VS. GCBA on/ Amparo”, the Court of Appeals referred above confirmed the decision rendered by the lower court whereby the action was abated, as per notice served upon us on September 1, 2014. This means the process has concluded with the decision being favorable to us.

As to the other process entitled “Federación de Comercio e Industria de la Ciudad de Buenos Aires (FECOBA) and others vs. GCBA on/ Amparo”, on August 29, 2014 the lower court rendered a decision rejecting the case.

This judgment was appealed and following the corresponding service of notices between the parties, the record of proceedings was submitted to the Court of Appeals in September 2014. Following the corresponding notification of the Court’s Prosecutor, the record of proceedings was docketed for a decision on October 8, 2014. No decision has yet been rendered by the Court as of the balance sheet date.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

11.	Property, plant and equipment

Changes in the Group’s property, plant and equipment for the three-month period ended September 30, 2014 and for the year ended June 30, 2014 were as follows:

	Owner occupied farmland	Hotel buildings and facilities	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Total
Year ended June 30, 2014
Opening net book amount	1,538,708	180,348	57,239	7,178	52,961	5,020	1,841,454
Currency translation adjustment	518,869	-	3,363	1,238	13,751	240	537,461
Additions	96,785	9,980	4,633	3,953	15,581	3,247	134,179
Reclassifications to investment properties	3,657	-	12,231	-	-	-	15,888
Reclassifications to intangibles assets	-	-	(30)	-	-	-	(30)
Disposals	(56,763)	(24)	(133)	(7)	(2,589)	(497)	(60,013)
Depreciation charge (i)	(44,062)	(14,559)	(10,559)	(1,524)	(14,519)	(1,760)	(86,983)
Closing net book amount	2,057,194	175,745	66,744	10,838	65,185	6,250	2,381,956
At June 30, 2014
Cost	2,261,176	402,647	141,704	25,144	191,561	12,578	3,034,810
Accumulated depreciation	(203,982)	(226,902)	(74,960)	(14,306)	(126,376)	(6,328)	(652,854)
Net book amount	2,057,194	175,745	66,744	10,838	65,185	6,250	2,381,956
Period ended September 30, 2014
Opening net book amount	2,057,194	175,745	66,744	10,838	65,185	6,250	2,381,956
Currency translation adjustment	(62,437)	-	(624)	(137)	(2,258)	19	(65,437)
Additions	53,426	3,201	963	1,551	6,141	2,923	68,205
Reclassifications of investment properties	5,021	-	-	-	-	-	5,021
Reclassifications to investment properties	(9,820)	-	-	-	-	-	(9,820)
Disposals	(380)	-	(307)	(157)	(39)	(49)	(932)
Depreciation charge (i)	(14,812)	(3,797)	(1,137)	(518)	(4,179)	(521)	(24,964)
Closing net book amount	2,028,192	175,149	65,639	11,577	64,850	8,622	2,354,029
As of September 30, 2014
Cost	2,283,210	391,289	136,126	25,771	194,115	15,383	3,045,894
Accumulated depreciation	(255,018)	(216,140)	(70,487)	(14,194)	(129,265)	(6,761)	(691,865)
Net book amount	2,028,192	175,149	65,639	11,577	64,850	8,622	2,354,029

(i)
For the three-month period ended as of September 30, 2014, depreciation charges of property, plant and equipment were included as follows: Ps. 2,334 under the line item “General and administrative expenses”, Ps. 308 under the line item “Selling expenses” and Ps. 22,322 under the line item “Cost” in the income statements. For the fiscal year ended June 30, 2014, depreciation charges of property, plant and equipment were included as follows: Ps. 9,973 under the line item “General and administrative expenses”, Ps. 1,808 under the line item “Selling expenses” and Ps. 285,138 under the line item “Cost” in the income statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

12.	Trading properties

Changes the Group’s trading property for the three-month period ended September 30, 2014 and for the year ended June 30, 2014 were as follows:

	Completed properties	Properties under development	Undeveloped sites	Total
At June 30, 2013	8,659	88,879	11,979	109,517
Additions	1,400	2,694	-	4,094
Currency translation adjustment	-	27,630	-	27,630
Reclassifications of investment properties and intangible assets	7,897	-	(747)	7,150
Disposals	(11,225)	(15)	-	(11,240)
At June 30, 2014	6,731	119,188	11,232	137,151
Additions	-	56	-	56
Currency translation adjustment	-	(4,787)	-	(4,787)
Disposals	(1,033)	-	-	(1,033)
At September 30, 2014	5,698	114,457	11,232	131,387

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

13.	Intangible assets

Changes in the Group’s intangible assets for the three-month period ended September 30, 2014 and for the year ended June 30, 2014 was as follows:

	Goodwill	Computer software	Rights of use	Units to be received	Others	Contracts	Total
Year ended June 30, 2014
Opening net book amount	77,052	8,189	39,939	93,225	132	-	218,537
Currency translation adjustment	29,352	2,955	-	-	-	-	32,307
Additions	658	2,947	-	-	10,954	-	14,559
Disposals	-	(245)	-	-	-	-	(245)
Reclassifications to trading properties	-	-	-	(8,148)	-	-	(8,148)
Reclassification to assets held for sale	(77,085)	-	-	-	-	-	(77,085)
Reclassification of Property, plant and equipment	-	30	-	-	-	-	30
Amortization charge (i) (Note 30)	-	(4,116)	(752)	-	(80)	-	(4,948)
Closing net book amount	29,977	9,760	39,187	85,077	11,006	-	175,007
At June 30, 2014
Cost	29,977	36,680	40,691	85,077	11,861	-	204,286
Accumulated amortization	-	(26,920)	(1,504)	-	(855)	-	(29,279)
Net book amount	29,977	9,760	39,187	85,077	11,006	-	175,007
Period ended September 30, 2014
Opening net book amount	29,977	9,760	39,187	85,077	11,006	-	175,007
Currency translation adjustment	(622)	(543)	-	-	-	-	(1,165)
Additions	-	1,889	-	-	-	-	1,889
Disposals	-	(311)	-	-	-	(692)	(1,003)
Amortization charge (i) (Note 30)	-	(311)	(188)	-	(20)	-	(519)
Closing net book amount	29,355	10,484	38,999	85,077	10,986	(692)	174,209
At September 30, 2014
Cost	29,355	37,712	40,692	85,077	11,861	(692)	204,005
Accumulated amortization	-	(27,228)	(1,693)	-	(875)	-	(29,796)
Net book amount	29,355	10,484	38,999	85,077	10,986	(692)	174,209
(i)	Amortization charges are included in “General and administrative expenses” in the Income statements. (Note 30). There is no impairment charges for any of the periods presented.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.	Biological assets

Changes in the Group’s biological assets for the three-month period ended September 30, 2014 and for the year ended June 30, 2014 were as follows:

	September 30, 2014	June 30, 2014
Beginning of the period / year	640,683	400,692
Purchases	1,345	37,823
Initial recognition and changes in the fair value of biological assets	266,833	1,075,567
Decrease due to harvest	(296,164)	(915,871)
Decrease due to sales	(54,206)	(76,394)
Consume	(397)	(477)
Currency translation adjustment	(10,773)	119,343
End of the period / year	547,321	640,683

Biological assets as of September 30, 2014 and June 30, 2014 were as follows:

	Classification	September 30, 2014	June 30, 2014
Non-current
Cattle for dairy production	Production	37,384	37,217
Breeding cattle	Production	249,498	254,398
Sugarcane fields	Production	113,174	142,873
Other cattle	Production	5,595	5,682
Others biological assets	Production	4,461	4,683
Non-current biological assets		410,112	444,853
Current
Cattle for dairy production	Consumable	183	46
Cattle for sale	Consumable	29,055	47,767
Crops fields	Consumable	107,263	147,356
Other cattle	Consumable	708	661
Current biological assets		137,209	195,830
Total biological assets		547,321	640,683

The fair value less estimated point of sale costs of agricultural produce at the point of harvest amount to Ps. 312,042 and Ps. 966,754 for the three-month period ended September 30, 2014 and for the year ended June 30, 2014, respectively.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.	Biological assets (Continued)

The following tables present the Group’s biological assets measured at fair value as of September 30, 2014 and June 30, 2014 and their allocation to the fair value hierarchy:

	September 30, 2014
	Level 1		Level 2	Level 3	Total
Cattle for dairy production	-		37,567	-	37,567
Breeding cattle and cattle for sale	-		278,553	-	278,553
Sugarcane	-		-	113,174	113,174
Other cattle	-		6,303	-	6,303
Others biological assets	4,461		-	-	4,461
Crops fields	106,743	(i)	-	520	107,263
Total	111,204		322,423	113,694	547,321

(i)	Biological assets that has no significant growth, valued at cost, since it is considered that this value is similar to fair value.

	June 30, 2014
	Level 1		Level 2	Level 3	Total
Cattle for dairy production	-		37,263	-	37,263
Breeding cattle and cattle for sale	-		302,165	-	302,165
Sugarcane	-		-	142,873	142,873
Other cattle	-		6,343	-	6,343
Others biological assets	4,683		-	-	4,683
Crops fields	10,736	(i)	-	136,620	147,356
Total	15,419		345,771	279,493	640,683

(i)	Biological assets that has no significant growth, valued at cost, since it is considered that this value is similar to fair value.

The following table presents the changes in Level 3 instruments for the three-month period ended September 30, 2014 and the year ended June 30, 2014:

	Crops fields with significant biological growth	Sugarcane
At June 30, 2013	43,770	111,063
Initial recognition and changes in the fair value of biological assets (i)	813,631	82,778
Harvest	(789,630)	(100,791)
Currency translation adjustment	68,849	49,823
At June 30, 2014	136,620	142,873
Initial recognition and changes in the fair value of biological assets (i)	59,878	76,464
Harvest	(195,978)	(93,498)
Currency translation adjustment	-	(12,665)
At September 30, 2014	520	113,174

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.	Biological assets (Continued)

When no quoted prices in an active market are available, values are based on recognized valuation methods. The company uses a range of valuation models for the measurement of Level 2 and Level 3 biological assets. The following table presents models and main parameters:

Level 2

Description	Pricing model	Parameters
Cattle	Comparable market	Price per livestock head/kg and per category

Level 3

Description	Pricing model	Pricing method	Parameters	Range
Crops	Discounted cash flows	-	Yields – Operating cost –Selling expenses - Future of sale prices	Argentina:
Yields 0.5 - 0.6 tn/ha
Future of sale prices: 2,313 Ps./tn
Selling expenses: 594 - 614 Ps./tn
Operating cost: 420 -642 Ps./ha
Sugarcane	Discounted cash flows	-	Yields – Operating cost –Selling expenses - Future of sale prices Discount rate	Brazil:
Yields 97.62 tn/ha
Future of sale prices: 73.1 Rs./tn
Operating cost: 50.12 Rs./tn
Bolivia:
Yields 50 - 105 tn/ha
Future of sale prices: 22.42 – 25.84 US$/tn
Selling expenses: 4.2 US$/tn
Operating cost: 275 – 524 US$/tn
Discount rate: 13.83%

During years ended June 30, 2014 and 2013, there have been no transfers between the several tiers used in estimating the fair value of the Group’s biological assets, or reclassifications among their respective categories.

See information on valuation processes used by the entity and on the sensitivity of fair value valuation to changes in material non-observable input data in Note 5.c.

As of June 30, 2014 and 2013, the better and maximum use of biological assets shall not significantly differ from the current use.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

15.	Inventories

Breakdown of Group’s inventories as of September 30, 2014 and June 30, 2014 were as follows:

	September 30, 2014	June 30, 2014
Crops	135,238	241,061
Materials and inputs	194,397	141,495
Seeds and fodders	61,714	28,329
Hotel supplies	5,711	6,011
Beef	26,076	22,875
Total inventories	423,136	439,771

16.	Financial instruments by category

Determining fair values

IFRS 9 defines the fair value of a financial instrument as the amount for which a financial asset could be exchanged, or a financial liability settled, between knowledgeable, willing parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels. The initial basis for the allocation is the “economic investment class”. Only if this does not result in an appropriate allocation the Company deviates from such an approach in individual cases. The allocation reflects which of the fair values derive from transactions in the market and where valuation is based on models because market transactions are lacking.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.	Financial instruments by category (Continued)

In the case of Level 1, valuation is based on non-adjusted quoted prices in active markets for identical financial assets or liabilities that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise equity investments, mutual funds, government bonds and corporate bonds for which quoted prices in active markets are available. In the case of shares, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

In the case of Level 2, fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. If the financial instrument concerned has a fixed contract period, the inputs for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest rate swaps and foreign currency contracts.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as that information is not available. The inputs used reflect the Group’s assumptions regarding the factors which any market player would consider in their pricing. The Group uses the best available information for this, including internal company data. The financial instruments that the Group has allocated to this level mainly comprise shares and warrants of Supertel and Arcos del Gourmet S.A. stock option (its fair value at the end of the period is zero).

As of September 30, 2014, the Group has determined that Arcos del Gourmet S.A.’s stock option is a Level 3 financial instrument and its fair value at the end of the period is zero.

Since June 30, 2014, there have been no transfers between the several tiers used in estimating the fair value of the Group’s financial instruments, or reclassifications among their respective categories.

The Group’s Finance Division has a team in place in charge of estimating valuation of financial assets required to be reported in the financial statements, including the fair value of Level 3 instruments. The team directly reports to the Chief Financial Officer (CFO).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.	Financial instruments by category (Continued)

The CFO and the valuation team discuss the valuation methods and results upon the acquisition of an asset and, if necessary, on a quarterly basis, in line with the Group’s quarterly reports.

According to the Group’s policy, transfers among the several categories of valuation tiers are recognized when occurred, or when there are changes in the prevailing circumstances requiring the transfer.

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of September 30, 2014 and June 30, 2014 and their allocation to the fair value hierarchy:

	September 30, 2014
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT	57,526	-	-	57,526
- Other equity securities in public shares	13,850	-	-	13,850
- Corporate bonds	1,499	-	-	1,499
- Government bonds	8,554	-	-	8,554
- Mutual funds	457,617	-	-	457,617
- Shares of Supertel	-	-	318,108	318,108
Derivative financial instruments:
- Commodity derivatives	14,586	-	-	14,586
- Warrants of IDBD	9,963	-	-	9,963
- Foreign-currency contracts	-	2,999	-	2,999
- Warrants of Supertel	-	-	5,855	5,855
Cash and cash equivalents	46,863	-	-	46,863
Investment in associates:
- IDBD	756,395	-	-	756,395
Total assets	1,366,853	2,999	323,963	1,693,815
Liabilities
Derivative financial instruments:
- Commitment to tender offer shares in IDBD	-	-	344,551	344,551
- Swaps	-	323	-	323
- Foreign-currency contracts	-	21,914	-	21,914
- Commodity derivatives	2,874	-	-	2,874
Total liabilities	2,874	22,237	344,551	369,662

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.	Financial instruments by category (Continued)

	June 30, 2014
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT	63,546	-	-	63,546
- Investment in equity securities in Hersha	53,901	-	-	53,901
- Corporate bonds	1,438	-	-	1,438
- Government bonds	203,216	-	-	203,216
- Mutual funds	222,760	-	-	222,760
- Other equity securities in public companies	14,614	-	-	14,614
- Shares of Supertel	-	-	211,170	211,170
Derivative financial instruments:
- Commodity derivatives	4,750	-	-	4,750
- IDBD Rights (i)	10,986	-	-	10,986
- Foreign-currency contracts	-	16,305	-	16,305
- Swaps	-	1,089	-	1,089
Cash and cash equivalents	24,590	-	-	24,590
Investment in associates:
- IDBD	595,342	-	-	595,342
Total assets	1,195,143	17,394	211,170	1,423,707
Liabilities
Derivative financial instruments:
- Foreign-currency contracts	-	52,666	-	52,666
- Commodity derivatives	753	-	-	753
- Commitment to tender offer shares in IDBD	-	-	320,847	320,847
- Borrowings	22,901	51,443	-	74,344
Total liabilities	23,654	104,109	320,847	448,610

(i)	On July 3 rights for the purchase of additional shares and warrants of IDBD were exercised.

The following table presents the changes in Level 3 instruments for the three-month period ended September 30, 2014:

	Warrants of Supertel	Shares of Supertel	Commitment to tender offer shares in IDBD	Total
Balance at June 30, 2014	-	211,170	(320,847)	(109,677)
Acquisition	-	-	12,401	12,401
Total gain and losses for the period (i)	5,855	106,938	(36,105)	76,688
Balance at September 30, 2014	5,855	318,108	(344,551)	(20,588)

(i)	The gain / (loss) is not realized as of September 30, 2014 and is accounted for under “Other financial results” in the income statements (Note 33).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.	Financial instruments by category (Continued)

Upon initial recognition (January, 2012), the consideration paid for the Shares and Warrants was assigned to both instruments based on the relative fair values of those instruments upon acquisition. The fair value of these instruments exceeded the transaction price and were determined using a valuation technique that uses inputs not observable in the market. As a result of the use of this technique, the Group has not recognized a gain at the time of initial recognition in the amount of US$ 7.9 million. On June 30, 2014, the fair value of warrants of Supertel as determined pursuant to the indicated method was lower than the gain not recognized upon initial recording; therefore, warrants are valued at zero.

According to Group estimates, all factors being constant, a 10% decline in the price of the underlying assets of Level 3 Shares and Warrants of Supertel (data observed in the market) as of September 30, 2014, would reduce pre-tax income by Ps. 35 million.

According to Group estimates, all factors being constant, a 10% increase in the credit spread (data which is not observable in the market) of shares and warrants of Supertel used in the valuation model applied to Level 3 financial instruments as of September 30, 2014, would reduce pre-tax income by Ps. 0.06 million. The rate used as of September 30, 2014 was 14.02%.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.	Financial instruments by category (Continued)

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Company uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters	Range
Foreign-currency contracts	Present value method	Theoretical price	Money market curve; interest curve; foreign exchange curve.	-
Derivative on tender offer IDBD	Black-Scholes	Theoretical price	Price of underlying asset, stock volatility (historic) and market interest rate (ILS rate curve).	Price of underlying asset 3.5 to 4.7 Stock volatility 30% to 40% Market interest rate 0.7% to 1%
Loan for the purchase of IDBD shares	Market price of underlying asset	Theoretical price	Price of underlying asset	-
Interest-rate swaps	Cash flows	Theoretical price	Interest rate futures and flows of funds.	-
Preferred shares of Supertel	Binomial tree	Theoretical price	Price of underlying asset (market price) and stock volatility (historic) and market interest rate (Libor curve).	Price of underlying assets 1.4 to 1.7 Stock volatility 55% to 75% Market interest rate 0.75% to 0.9%
Warrants of Supertel	Black-Scholes	Theoretical price	Price of underlying asset (market price) and stock volatility (historic) and market interest rate (Libor curve).	Price of underlying assets 1.4 to 1.7 Stock volatility 55% to 75% Market interest rate 0.75% to 0.9%
Call option of Arcos	Discounted cash flows	-	Projected income and discount rate.	-

17.	Restricted assets

The table below shows the restricted assets as of September 30, 2014 and June 30, 2014:

	September 30, 2014	June 30, 2014
Non-current
Escrow deposits	45,262	-
Mutual funds	-	50,897
Total non-current	45,262	50,897
Current
Escrow deposits	8,742	-
Total current	8,742	-
Total restricted assets	54,004	50,897

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

18.	Trade and other receivables

The table below shows trade and other receivables of the Group as of September 30, 2014 and June 30, 2014:

	September 30, 2014	June 30, 2014
Non-current
Leases and services receivable	59,624	55,105
Receivables from sale of agricultural products and farmlands leases	2,172	2,090
Property sales receivable (i)	109,217	154,582
Less: allowance for doubtful accounts	(2,208)	(2,208)
Non-current trade receivables	168,805	209,569
Trade receivables from disposal of joint ventures	3,332	3,213
Prepayments	15,826	14,332
VAT receivables	21,349	22,342
Other tax receivables	97,740	110,238
Guarantee deposits	16,412	17,150
Others	695	1,093
Non-current other receivables	155,354	168,368
Related parties (Note 35)	103,945	97,412
Non-current trade and other receivables	428,104	475,349
Current
Consumer financing receivables	14,787	14,861
Leases and services receivable	280,293	256,123
Receivables from sale of agricultural products and farmlands leases	190,580	281,711
Receivables from hotel operations	30,039	33,861
Deferred checks received	232,015	211,278
Debtors under legal proceedings	63,267	61,573
Property sales receivable (i)	127,289	131,573
Less: allowance for doubtful accounts	(93,436)	(88,088)
Trade receivables current	844,834	902,892
Contributions to be paid in by non-controlling interests	-	12,840
Prepayments	81,521	90,754
VAT receivables	67,880	61,030
Gross sales tax credit	6,867	4,957
Other tax receivables	33,512	33,457
Loans	13,625	12,751
Expenses and services to recover	2,093	3,024
Suppliers advances	199,969	144,656
Guarantee deposits	48,600	49,572
Dividends receivables	15,619	11,778
Others	28,081	24,892
Less: allowance for doubtful accounts	(252)	(195)
Current other receivables	497,515	449,516
Related parties (Note 35)	197,262	86,000
Current trade and other receivables	1,539,611	1,438,408
Total trade and other receivables	1,967,715	1,913,757

(i)     Property sales receivables primarily comprise trading properties, investment properties and farmlands.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

18.	Trade and other receivables (Continued)

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature.

The evolution of the Group’s provision for impairment of trade receivables were as follows:

	September 30, 2014	June 30, 2014
Beginning of the period / year	90,491	86,902
Creation	7,652	24,150
Charge of the period	(1,687)	(13,689)
Unused amounts reversed	-	(23)
Used during the period / year	(91)	(9,347)
Receivables written off	(42)	-
Currency translation adjustment	(427)	2,498
End of the period / year	95,896	90,491

The creation and release of allowance for doubtful account have been included in “Selling expenses” in the income statements (Note 30). Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

19.	Investment in financial assets

Group’s investment in financial assets as of September 30, 2014 and June 30, 2014 were as follows:

	September 30, 2014	June 30, 2014
Non-current
Financial assets at fair value
Investment in equity securities in TGLT	57,526	63,546
Shares of Supertel	318,108	211,170
Other investment in equity securities	284	296
Total Investment in Financial Assets Non-current	375,918	275,012
Current
Financial assets at fair value
Mutual funds	457,617	222,760
Investment in equity securities in Hersha	-	53,901
Other investment in equity securities	13,566	14,318
Corporate bonds	1,499	1,438
Government bonds	-	203,216
Government securities	8,554	-
Total Investment in Financial Assets current	481,236	495,633
Total Investment in Financial Assets	857,154	770,645

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

20.	Derivative financial instruments

Group’s derivative financial instruments as of September 30, 2014 and June 30, 2014 were as follows:

	September 30, 2014	June 30, 2014
Assets
Non-current
Foreign-currency contracts	-	233
IDBD Warrants	5,859	-
Supertel Warrants (i)	5,855	-
Total non-current	11,714	233
Current
Commodities	14,586	4,750
IDBD Warrants	4,104	-
IDBD Rights	-	10,986
Foreign-currency contracts (Note 35)	2,999	16,072
Swaps	-	1,089
Total current	21,689	32,897
Total assets	33,403	33,130

Liabilities
Non-current
Commitment to tender offer shares in IDBD	344,551	320,847
Total non-current	344,551	320,847
Current
Commodities	2,874	753
Foreign-currency contracts	21,914	52,666
Swaps	323	-
Total current	25,111	53,419
Total liabilities	369,662	374,266

(i)
The balance represents the fair value of Supertel’s warrants, which were acquired in February 2012. The gain not recognized initially on the warrants amounted to US$ 1.1 million. As of June 30, 2014, their notional valuation was lower than the amount previously indicated, and thus was valued at zero.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.	Cash flow information

The following table shows the amounts of cash and cash equivalents as of September 30, 2014 and June 30, 2014:

	September 30, 2014	June 30, 2014
Cash at bank and on hand	1,427,917	724,900
Short-term bank deposits	6,498	251,822
Financial trust	474	1,675
Mutual funds	46,863	24,590
Total cash and cash equivalents	1,481,752	1,002,987

Following is a detailed description of cash flows generated by the Group’s operations for the three-month periods ended as of September 30, 2014 and 2013.

	Note	September 30, 2014	September 30, 2013
Profit / (loss) for the period		21,665	(89,015)
Adjustments for:
Income tax expense		131,082	(45,382)
Depreciation and amortization		63,265	68,235
Gain from disposal of investment property		(316,767)	-
Loss on the revaluation of receivables arising from the sale of farmland		7,326	761
Loss from disposal of property, plant and equipment		577	8
Release of investment property and property, plant and equipment		1,496	155
Dividends income		(4,195)	(3,061)
Equity-settled compensation		15,464	8,498
Unrealized gain / (loss) on derivative financial instruments		58,343	(4,988)
Changes in fair value of investments in financial assets		(149,400)	(61,963)
Interest expense, net		212,100	131,693
Unrealized initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest		(104,578)	(48,193)
Changes in the net realizable value of agricultural produce after harvest		22,021	8,012
Provisions		39,307	25,211
Share of profit / (loss) of associates and joint ventures		102,728	(38,366)
Unrealized foreign exchange loss, net		161,875	227,720
Loss from disposal of subsidiaries and joint ventures		(8,758)	-
Gain from purchase of joint venture		-	12
Gain from repurchase of Non-convertible Notes		-	14,271
Changes in operating assets and liabilities:
Decrease in biological assets		190,723	-
(Increase) decrease in inventories		(55,218)	91,590
Decrease in restricted assets		-	5,638
Decrease in trading properties		977	533
Decrease in trade and other receivables		49,089	121,364
Decrease / (Increase) in derivative financial instruments		16,649	(1,098)
Increase in trade and other payables		7,185	25,837
Decrease in payroll and social security liabilities		(77,821)	(16,864)
Decrease in provisions		(3,897)	(19)
Net cash generated from operating activities before income tax paid		381,238	420,589

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.	Cash flow information (Continued)

The following table shows a detail of non-cash transactions occurred for the three-month periods ended as of September 30, 2014 and 2013:

	September 30, 2014	September 30, 2013
Decrease in investment in associates and joint venture through an increase in trade and other receivables	111,181	(476)
Decrease in borrowings trough a decrease in investment in associates and joint ventures	4,154	-
Increase in property, plant and equipment through an increase in trade and other payables	343	-
Dividends not collected	(4,199)	-
Increase in property, plant and equipment through an increase in borrowings	458	-
Increase in trade and other receivables through a decrease in property, plant and equipment	485	-
Increase in investments in financial assets through a decrease in property, plant and equipment	48,217	-
Increase in restricted assets through an increase in borrowings	8,742	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.	Trade and other payables

Group’s trade and other payables as of September 30, 2014 and June 30, 2014 were as follows:

	September 30, 2014	June 30, 2014
Non-current
Admission rights	124,503	113,617
Sales, rent and services payments received in advance	54,883	51,638
Guarantee deposits	6,904	6,759
Total non-current trade payables	186,290	172,014
Other tax payables	6,300	9,166
Deferred income	7,790	7,914
Shareholders’ personal tax payable	1,094	1,170
Tax amnesty plan for payable taxes	13,987	15,014
Others	10,040	11,287
Total non-current other payables	39,211	44,551
Related parties (Note 35)	2,820	195
Total non-current trade and other payables	228,321	216,760
Current
Trade payables	353,605	289,825
Accrued invoices	177,819	173,193
Admission rights	117,968	111,024
Sales, rent and services payments received in advance	185,160	244,700
Guarantee deposits	15,607	13,413
Total current trade payables	850,159	832,155
Withholdings tax	5,245	3,020
VAT payables	29,858	28,521
Gross sales tax payable	1,443	1,150
Other tax payables	67,374	59,303
Deferred incomes	3,711	495
Dividends payable	12,433	24,032
Tax amnesty plan for payable taxes	280	306
Shareholders’ personal tax payable	6,935	5,076
Others	8,635	11,117
Total current other payables	135,914	133,020
Related parties (Note 35)	42,866	39,005
Total current trade and other payables	1,028,939	1,004,180
Total trade and other payables	1,257,260	1,220,940

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.	Trade and other payables (Continued)

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature.

23.	Payroll and social security liabilities

Group’s Salaries and social security liabilities as of September 30, 2014 and June 30, 2014 were as follows:

	September 30, 2014	June 30, 2014
Non-current
Social security payable	6,446	4,598
Others	327	443
Non-current payroll and social security liabilities	6,773	5,041
Current
Provision for vacation and bonuses	96,828	166,276
Social security payable	22,929	28,600
Salaries payable	1,381	2,247
Others	5,601	5,423
Current payroll and social security liabilities	126,739	202,546
Total payroll and social security liabilities	133,512	207,587

24.	Provisions

The table below shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Labor and legal claims	Tax and social security claims	Investments in associates and joint ventures (i)	Total
At June 30, 2014	62,623	1,592	176,982	241,197
Additions	7,813	159	34,461	42,433
Used during period	(7,786)	(175)	-	(7,961)
Contributions	-	-	(1,467)	(1,467)
Currency translation adjustment	1,621	-	6,987	8,608
At September 30, 2014	64,271	1,576	216,963	282,810

(i)	Corresponds to equity interests in associates and joint ventures with negative equity, mainly New Lipstick LLC.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

24.	Provisions (Continued)

The analysis of total provisions is as follows:

	September 30, 2014	June 30, 2014
Non-current	261,740	220,489
Current	21,070	20,708
	282,810	241,197

25.	Borrowings

Group’s borrowings as of September 30, 2014 and June 30, 2014 were as follows:

						Book value
	Secured/ unsecured	Currency	Fixed/ floating	Effective interest rate %	Nominal value (in million)	September 30, 2014	June 30, 2014
Non-current
CRESUD NCN Class XIV due 2018	Unsecured	US$	Fixed	1.50%	32	268,696	259,192
CRESUD NCN Class XV due 2015	Unsecured	Ps.	Floating	23.67%	176	58,715	117,299
CRESUD NCN Class XVI due 2018	Unsecured	US$	Fixed	1.50%	109	927,951	896,032
CRESUD NCN Class XVII due 2016	Unsecured	Ps.	Floating	Badlar + 250 bps	176	170,932	-
CRESUD NCN Class VIII due 2016	Unsecured	US$	Fixed	4.00%	34	285,864	-
IRSA NCN Class I due 2015	Unsecured	Ps.	Floating	Badlar + 395 bps	209	-	209,297
IRSA NCN Class II due 2017	Unsecured	Ps.	Floating	Badlar + 450 bps	10.8	10,723	10,734
IRSA NCN Class I due 2017	Unsecured	US$	Fixed	8.50%	150	1,254,831	1,210,359
IRSA NCN Class II due 2020	Unsecured	US$	Fixed	11.50%	150	1,111,034	1,070,428
APSA NCN Class I due 2017	Unsecured	US$	Fixed	7.87%	110	871,283	839,081
Syndicated loan (I)	Unsecured	Ps.	Fixed	-	177.3	49,731	74,964
Long term loans	Unsecured	US$	Floating	Libor + 300 bps or 6% (the higher)	15	115,442	111,363
Long term loans	Unsecured	Ps.	Floating	Rate Survey PF 30-59 days	20	13,196	16,665
Long term loans	Unsecured	Ps.	Fixed	15.01%	24	6,820	6,804
Long term loans	Secured	Rs.	Floating	TJLP + 1.95 to 3.10 and 5.5 to 8.7	20.5	2,362	9,846
Long term loans	Secured	Rs.	Fixed	7.23% and SELIC/TJLP + 4.45	98.7	177,253	204,012
Seller financing	Secured	US$	Fixed	3.50%	7.2	64,582	121,256
Finance leases	Secured	US$	Fixed	10.75% and 7.5%	0.3	1,248	1,187
Other long term loans	Unsecured	Ps.	Fixed	15.25% (ii)	27.8	9,043	13,359
Other long term loans	Secured	Bol.	Floating	7%	13.5	6,160	5,799
Related parties (Note 35)	Secured					146,961	137,658
Non-current borrowings						5,552,827	5,315,335

(i)
On November 16, 2012, the Company subscribed a syndicated loan for Ps. 118,000. Principal will be payable in nine quarterly consecutive installments and shall accrue interest at rate of 15.01%. On June 12, 2013 the Company subscribed a new syndicated loan for Ps. 111,000. Principal will be payable in nine quarterly consecutive installments and shall accrue interest at rate of 15.25%. Both loans have been entered into with various banking institutions, one of which is Banco Hipotecario (Note 35).

(ii)
On December 12, 2012, the Group subscribed a loan with Banco Provincia de Buenos Aires for Ps. 29 million. Principal will be repaid in nine quarterly consecutive installments beginning in December 2013. Additionally, on February 3, 2014 a new loan has been subscribed for Ps. 20 million. As of the date of these financial statements, the mentioned capital is fully canceled.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

25.	Borrowings (Continued)

						Book value
	Secured/ unsecured	Currency	Fixed/ floating	Effective interest rate %	Nominal value (in million)	September 30, 2014	June 30, 2014
Current
CRESUD NCN Class VIII due 2014	Unsecured	US$	Fixed	7.50%	60	-	499,113
CRESUD NCN Class XI due 2015	Unsecured	Ps.	Floating	Badlar + 375 bps	80.5	39,725	39,647
CRESUD NCN Class XII due 2014	Unsecured	Ps.	Floating	Badlar + 410 bps	102	34,929	69,971
CRESUD NCN Class XIII due 2015	Unsecured	US$	Fixed	1.90%	79	669,322	644,965
CRESUD NCN Class XIV due 2018	Unsecured	US$	Fixed	1.50%	32	254	150
CRESUD NCN Class XV due 2015	Unsecured	Ps.	Floating	23.67%	176	122,107	63,883
CRESUD NCN Class XVI due 2018	Unsecured	US$	Fixed	1.50%	109	4,702	4,222
CRESUD NCN Class XVII due 2016	Unsecured	Ps.	Floating	Badlar + 250 bps	176	419	-
CRESUD NCN Class XVIII due 2019	Unsecured	US$	Fixed	4.00%	34	985	-
IRSA NCN Class I due 2017	Unsecured	US$	Fixed	8.50%	150	16,327	41,472
IRSA NCN Class I due 2015	Unsecured	Ps.	Floating	Badlar + 395 bps	209	213,016	4,325
IRSA NCN Class II due 2017	Unsecured	Ps.	Floating	Badlar + 450 bps	10.80	234	255
IRSA NCN Class II due 2020	Unsecured	US$	Fixed	11.50%	150	24,779	55,494
APSA NCN Class I due 2017	Unsecured	US$	Fixed	7.88%	110	26,590	8,732
Bank overdrafts	Unsecured	Ps.	Fixed	-	-	72,625	153,330
Bank overdrafts	Unsecured	Ps.	Floating	-	-	576,630	401,963
Short term loans	Unsecured	US$	Floating	Libor + 300 bps or 6% (the higher)	15	7,862	9,267
Short term loans	Unsecured	Ps.	Floating	Rate Survey PF 30-59 days	20	7,090	4,285
Short term loans	Unsecured	Rs.	Floating	TJLP + 3.00 to 3.10	84.1	10,097	11,024
Short term loans	Unsecured	Rs.	Fixed	10.69%	19.1	76,481	165,121
Short term loans	Unsecured	Ps.	Fixed	15.01%	24	7,412	6,880
Short term loans	Secured	Rs.	Fixed	7.23%	11.9	43,484	47,056
Short term loans	Secured	US$	Fixed	7.50%	-	56,833	74,344
Short term loans	Secured	Rs.	Floating	5.5 a 8.00	5.5	6,245	6,699
Short term loans	Secured	Bol.	Fixed	7%	13.5	2,725	2,603
Syndicated loans (i)	Unsecured	Ps.	Fixed	15.01%	203	101,431	101,339
Seller financing	Secured	US$	Fixed	3.50%	2.6	2,407	28,670
Seller financing	Unsecured	Rs.	Floating	IGPM/CDI	102	156,920	165,521
Finance leases	Secured	US$	Fixed	10.75% and 7.50%	325	2,268	2,102
Other short term loans	Unsecured	Ps.	Fixed	(II)		127,521	25,492
Related parties (Note 35)						13,953	1,566
Current borrowings						2,425,373	2,639,491
Total borrowings						7,978,200	7,954,826

(i)
On November 16, 2012, the Company subscribed a syndicated loan for Ps. 118,000. Principal will be payable in nine quarterly consecutive installments and shall accrue interest at rate of 15.01%. On June 12, 2013 the Company subscribed a new syndicated loan for Ps. 111,000. Principal will be payable in nine quarterly consecutive installments and shall accrue interest at rate of 15.25%. Both loans have been entered into with various banking institutions, one of which is Banco Hipotecario (Note 35).

(ii)
On December 12, 2012, the Group subscribed a loan with Banco Provincia de Buenos Aires for Ps. 29 million. Principal will be repaid in nine quarterly consecutive installments beginning in December 2013. Additionally, on February 3, 2014 a new loan has been subscribed for Ps. 20 million. As of the date of these financial statements, the mentioned capital is fully canceled.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

25.	Borrowings (Continued)

Notes issued by Cresud

Classes XVII and XVIII NCN

On September 12, 2014, the Ninth Series of simple corporate notes was issued in the equivalent amount of Ps. 455.3 million, in two classes.

Class XVII Non-Convertible Notes, for a face value of 171.79 million and falling due 15 months after the issuance date, will accrue interest at a variable rate (Badlar plus 250 basis points). Interest will be payable quarterly in arrears whereas the principal will be amortized in one payment 6 months following the issuance date.

Class XVIII Non-Convertible Notes, for a face value of US$ 33.71 million (equivalent to Ps. 283.51 million) and falling due 60 months after the issuance date, will accrue interest at fixed annual rate of 4%. Interest will be payable quarterly in arrears whereas the principal will be amortized in two consecutive payments on the 54 and 60 months following the issuance date.

26.	Taxation

The details of the provision for the Group’s income tax are as follows:

	September 30, 2014	September 30, 2013
Current income tax	(266,470)	(73,623)
Deferred income tax	136,592	119,209
Minimum Presumed Income Tax	(1,204)	(204)
Income tax expense	(131,082)	45,382

The gross movement on the deferred income tax account was as follows:

	September 30, 2014	June 30, 2014
Beginning of the period / year	382,597	(351,035)
Currency translation adjustment	(10,871)	24,150
Reserve for changes in non-controlling interest	(17,604)	-
Reclassification to assets held for sale	(33,346)	-
Additions for business combination	-	33,346
Charged / (Credited) to the income statements	136,592	676,136
End of the period / year	457,368	382,597

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.	Taxation (Continued)

The Group did not recognize deferred income tax assets of Ps. 57.2 million and Ps. 57.1 million as of September 30, 2014 and June 30, 2014, respectively. Although management believes that it will become profitable in the foreseeable future, as a result of the history of recent losses incurred during the development phase of the different Group’s business operations and the lack of verifiable and objective evidence due to the limited operating history of the Group itself, the Board of Directors has determined that there is sufficient uncertainty as to the generation of sufficient income to utilize the losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	September 30, 2014	September 30, 2013
Tax calculated at the tax rates applicable to profits in the respective countries	(66,147)	43,583
Permanent differences:
Share of (loss) / profit of associates and joint ventures	(58,432)	13,428
Unrecognized tax losses	(4,121)	-
Non-deductible expenses	(9,422)	(8,968)
Others	7,040	(2,661)
Income tax expense	(131,082)	45,382

27.	Shareholders’ Equity

Special Reserve

Pursuant to CNV General Ruling No. 609/12, the Company set up a special reserve, to reflect the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last financial statements prepared in accordance with previously effective accounting standards. This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized, or otherwise to absorb potential negative balances in Retained Earnings.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

27.	Shareholders’ Equity (Continued)

Treasury stock

During the three-month period ended September 30, 2014 Cresud repurchased 37,657 common, registered shares of own stock of Ps. 1 nominal value and 1 vote per share, in exchange for Ps. 0.5 million and 303.018 American Depositary Shares or ADRs representing 10 shares each for a total amount of US$ 3.9 million, thus completing the terms and conditions of the share repurchase plan. On the balance sheet date, no deadline has been established for the sale of repurchased shares.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

28.	Revenues

	September 30, 2014				September 30, 2013
	Urban properties and investments	Agricultural	Agroindustrial	Total	Urban properties and investments	Agricultural	Agroindustrial	Total
Trading properties	4,748	-	-	4,748	4,286	-	-	4,286
Crops	-	325,820	-	325,820	-	270,022	-	270,022
Cattle	-	29,975	-	29,975	-	23,906	-	23,906
Dairy	-	17,467	-	17,467	-	11,763	-	11,763
Sugarcane	-	100,181	-	100,181	-	66,735	-	66,735
Beef	-	-	215,241	215,241	-	-	105,089	105,089
Supplies	-	18,426	-	18,426	-	12,626	-	12,626
Revenues or sales income	4,748	491,869	215,241	711,858	4,286	385,052	105,089	494,427
Base rent	304,460	1,160	-	305,620	239,807	2,102	-	241,909
Contingent rent	86,610	-	-	86,610	71,744	-	-	71,744
Admission rights	34,600	-	-	34,600	28,508	-	-	28,508
Parking fees	24,844	-	-	24,844	19,653	-	-	19,653
Commissions	14,135	-	-	14,135	8,330	-	-	8,330
Property management fee	7,483	-	-	7,483	6,365	-	-	6,365
Expenses and Collective Promotion Funds	204,300	-	-	204,300	160,908	-	-	160,908
Flattening of tiered lease payments	9,663	-	-	9,663	7,541	-	-	7,541
Agricultural services	-	3,634	686	4,320	-	22	-	22
Advertising and brokerage fees	-	18,091	-	18,091	-	12,009	-	12,009
Others	2,344	3,230	-	5,574	1,194	401	-	1,595
Leases and service income	688,439	26,115	686	715,240	544,050	14,534	-	558,584
Consumer financing	55	-	-	55	184	-	-	184
Hotel operations	96,827	-	-	96,827	72,927	-	-	72,927
Other revenues	96,882	-	-	96,882	73,111	-	-	73,111
Total Group revenue	790,069	517,984	215,927	1,523,980	621,447	399,586	105,089	1,126,122

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.	Costs

	September 30, 2014				September 30, 2013
	Urban properties and investments	Agricultural	Agroindustrial	Total	Urban properties and investments	Agricultural	Agroindustrial	Total
Cost of leases and services	-	5,210	-	5,210	-	2,573	-	2,573
Other operative costs	-	11,565	-	11,565	-	1,763	-	1,763
Cost of property operations	-	16,775	-	16,775	-	4,336	-	4,336
Crops	-	431,332	-	431,332	-	293,390	-	293,390
Cattle	-	82,240	-	82,240	-	51,683	-	51,683
Dairy	-	32,836	-	32,836	-	22,895	-	22,895
Sugarcane	-	151,158	-	151,158	-	107,124	-	107,124
Supplies	-	14,006	-	14,006	-	10,118	-	10,118
Beef	-	-	156,616	156,616	-	-	85,893	85,893
Agricultural services	-	-	-	-	-	-	4,079	4,079
Advertising and brokerage operations	-	12,037	-	12,037	-	7,281	-	7,281
Others	-	-	-	-	-	2,953	-	2,953
Cost of agricultural sales and services	-	723,609	156,616	880,225	-	495,444	89,972	585,416
Cost of sale of trading properties	2,907	-	-	2,907	3,189	-	-	3,189
Cost from hotel operations	66,291	-	-	66,291	49,548	-	-	49,548
Cost of leases and services	286,098	-	-	286,098	243,283	-	-	243,283
Other costs	74	-	-	74	96	-	-	96
Total Group costs	355,370	740,384	156,616	1,252,370	296,116	499,780	89,972	885,868

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Expenses by nature

For the three-month period ended as of September 30, 2014:

	Group costs
	Cost of property operations	Cost of agricultural sales and services	Cost of agriculture production	Cost of sale of trading properties	Cost from Consumer Financing	Cost from hotel operations	Other operative costs	General and administrative expenses	Selling expenses	Total
Leases, services charges and vacant property costs	4,398	720	281	93	-	250	13	2,450	414	8,619
Depreciation and amortization	40,229	14,032	2,056	208	-	2,838	741	2,853	308	63,265
Allowance for doubtful accounts	-	-	-	-	-	-	-	-	5,965	5,965
Advertising, publicity and other selling expenses	31,889	-	-	-	-	1,540	-	-	9,206	42,635
Taxes, rates and contributions	25,638	780	1,359	684	-	-	8,589	4,491	40,572	82,113
Maintenance and repairs	76,220	3,247	4,961	912	-	8,306	330	8,145	341	102,462
Fees and payments for services	7,992	52,695	639	5	65	402	614	25,508	2,190	90,110
Director´s fees	-	-	-	-	-	-	-	27,350	-	27,350
Payroll and social security expenses	91,333	30,356	15,330	165	-	37,264	656	56,449	9,609	241,162
Cost of sale of properties	-	-	-	828	-	-	-	-	-	828
Food, beverage and other lodging expenses	-	-	-	-	-	15,550	-	1,887	1,297	18,734
Others	8,399	6,302	2,869	12	9	141	198	8,693	-599	26,024
Changes in biological assets and agricultural produce	-	333,960	-	-	-	-	-	-	-	333,960
Supplies and labor	-	180,650	229,687	-	-	-	7	-	659	411,003
Freights	-	465	3,434	-	-	-	-	15	42,069	45,983
Commissions and bank expenses	-	1,918	104	-	-	-	-	1,510	1,755	5,287
Conditioning and clearance	-	-	7	-	-	-	-	-	8,520	8,527
Total expenses by nature	286,098	625,125	260,727	2,907	74	66,291	11,148	139,351	122,306	1,514,027

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Expenses by nature (Continued)

For the three-month period ended as of September 30, 2013:

	Group costs
	Cost of property operations	Cost of Agricultural sales and services	Cost of agriculture production	Cost of sale of trading properties	Cost from Consumer Financing	Cost from hotel operations	Other operative costs	General and administrative expenses	Selling expenses	Total
Leases, services charges and vacant property costs	3,789	322	300	363	-	206	30	2,842	284	8,136
Depreciation and amortization	53,316	7,208	1,535	143	-	2,729	659	2,576	69	68,235
Allowance for doubtful accounts	-	-	-	-	-	-	-	29	5,394	5,423
Advertising, publicity and other selling expenses	26,152	-	-	-	-	-	-	-	4,961	31,113
Taxes, rates and contributions	18,520	433	1,210	805	-	106	4	1,867	30,375	53,320
Maintenance and repairs	58,199	4,307	3,840	847	-	6,221	26	5,770	199	79,409
Fees and payments for services	7,059	28,237	1,067	13	93	209	33	11,531	1,648	49,890
Director´s fees	-	-	-	-	-	-	-	34,197	-	34,197
Payroll and social security expenses	71,686	18,487	9,808	38	-	28,168	921	46,479	7,655	183,242
Cost of sale of properties	-	-	-	974	-	2,713	-	-	-	3,687
Food, beverage and other lodging expenses	-	-	-	-	-	8,176	-	1,422	772	10,370
Changes in biological assets and agricultural produce	-	355,551	-	-	-	-	-	-	-	355,551
Supplies and labor	-	13,921	135,484	-	-	-	-	-	154	149,559
Freights	13	310	2,550	-	-	-	5	13	21,762	24,653
Commissions and bank expenses	-	888	5	1	-	925	-	1,660	1,201	4,680
Conditioning and clearance	-	-	-	-	-	-	-	-	5,524	5,524
Others	4,549	1,452	1,074	5	3	95	85	3,268	1,003	11,534
Total expenses by nature	243,283	431,116	156,873	3,189	96	49,548	1,763	111,654	81,001	1,078,523

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

31.	Employee costs

	September 30, 2014	September 30, 2013
Salaries, bonuses and social security costs	215,011	162,082
Share-based payments	15,464	8,498
Pension costs – defined contribution plan	238	882
Others	10,449	11,780
	241,162	183,242

32.	Other operating results

	September 30, 2014	September 30, 2013
Gain from commodity derivative financial instruments	9,693	8,970
Gain from disposal of interest in associates	8,758	-
Loss from disposal of other property items	(577)	(8)
Tax on personal assets	(4,367)	(4,350)
Management fee	-	188
Contingencies (i)	(3,452)	(4,796)
Donations	(3,896)	(2,871)
Project Analysis and Assessment	13	(1,176)
Unrecoverable VAT	(118)	(493)
Others	3,313	346
Total other operating results	9,367	(4,190)

(i)	Including costs and legal expenses.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

33.	Financial results, net

	September 30, 2014	September 30, 2013
Finance income:
- Interest income	17,905	16,788
- Foreign exchange gains	33,318	53,582
- Dividends income	4,195	3,061
- Others	-	61
Finance income	55,418	73,492

Finance costs:
- Interest expense	(230,005)	(148,481)
- Foreign exchange losses	(230,934)	(289,528)
- Other financal costs	(38,780)	(27,890)
Finance costs	(499,719)	(465,899)
Less Finance costs capitalized	2,034	6,390
Total financial costs	(497,685)	(459,509)
Other finance results:
- Fair value gains of financial assets at fair value through profit or loss	149,400	69,719
- Gain from derivative financial instruments (except commodities)	(40,625)	(3,082)
- Gain on the revaluation of receivables arising from the sale of farmland	(7,326)	(761)
- Loss from repurchase of Non-convertible Notes	-	(14,271)
Total other finance results	101,449	51,605
Total financial results, net	(340,818)	(334,412)

34.	Share-based payments

Established by the Company and subsidiaries

Equity Incentive Plan

For the three-month periods ended September 30, 2014 and 2013 the Group incurred in a charge of Ps. 15.2 million and Ps. 7.7 million, respectively, related to the awards granted under the Equity Incentive Plan.

Movements in the number of equity-settled options outstanding under the Equity Incentive Plan were as follows:

	September 30, 2014	June 30, 2014
At the beginning	10,333,785	3,232,474
Granted	-	6,801,311
Canceled	(9,764)	(1,695,221)
At the end	10,324,021	8,338,564

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

34.	Share-based payments (Continued)

Established only by subsidiary undertakings

Brasilagro Stock Option Plan

For the three-month periods ended September 30, 2014 and 2013, the Group incurred in a charge of Ps. 0.3 million and Ps. 0.8 million, respectively, related to the awards granted under the Brasilagro Stock Option Plan.

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the Brasilagro Stock Option Plan are as follows:

September 30, 2014
	First tranche		Second tranche		Third tranche
	Option’s Exercise price	Options	Option’s Exercise price	Options	Option’s Exercise price	Options
At the beginning	Ps. 8.97	301,848	Ps. 8.25	260,952	Ps. 8.52	260,952
Granted	-	-	-	-	-	-
Forfeited	-	-	-	-	-	-
Exercised	-	-	-	-	-	-
Expired	-	-	-	-	-	-
At the end	Ps. 8.97	301,848	Ps. 8.25	260,952	Ps. 8.52	260,952

	June 30, 2014
	First tranche		Second tranche		Third tranche
	Option’s Exercise price	Options	Option’s Exercise price	Options	Option’s Exercise price	Options
At the beginning	Ps. 8.97	370,007	Ps. 8.25	315,479	Ps. 8.52	315,479
Granted	-	-	-	-	-	-
Cancelled	-	-	-	(54,527)	-	(54,527)
Exercised	-	-	-	-	-	-
Expired	-	(68,159)	-	-	-	-
At the end	Ps. 8.97	301,848	Ps. 8.25	260,952	Ps. 8.52	260,952

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.	Related party transactions

See description of the main transactions conducted with related parties in Note 39 to the Consolidated Financial Statements as of June 30, 2014 and 2013.

The following is a summary of the balances with related parties as of September 30, 2014:

Related party	Description of transaction	Investments in Financial Assets Non-current	Investments in Financial Assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current	Derivative financial instruments
Associates
Tarshop S.A.	Reimbursement of expenses	-	-	-	700	-	-	-	-	-
	Leases and/or rights of use	-	-	-	-	(62)	(654)	-	-	-
New Lipstick LLC	Reimbursement of expenses	-	-	-	2,382	-	-	-	-	-
Lipstick Management LLC	Reimbursement of expenses	-	-	-	793	-	-	-	-	-
Llao Llao Resorts	Purchase of goods and/or services	-	-	-	-	-	(642)	-	-	-
Agro-Uranga S.A	Dividends receivables				4,238
	Purchase of goods and/or services	-	-	-	-	-	(540)	-	-	-
	Receivables from futures and options	-	-	-	-	-	(92)	-	-	-
	Brokerage	-	-	-	-	-	(48)	-	-	-
Agro Managers S.A.	Reimbursement of expenses	-	-	-	208	-	-	-	-	-
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	139	-	(406)	-	-	-
	Commission per supermarket aisle	-	-	-	59	-	-	-	-	-
	Borrowings	-	-	-	-	-	-	(11,049)	(27,534)	-
	Leases and/or rights of use	-	-	-	114	-	-	-	-	-
Banco de Crédito y Securitización	Leases and/or rights of use	-	-	-	47	-	-	-	-	-
Manibil S.A.	Other liabilities	-	-	-	7,350	-	-	-	-	-
Total Associates		-	-	-	16,030	(62)	(2,382)	(11,049)	(27,534)	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.	Related party transactions (Continued)

Related party	Description of transaction	Investments in Financial Assets Non-current	Investments in Financial Assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current	Derivative financial instruments
Joint Ventures
Cresca S.A.	Management fees	-	-	-	9	-	-	-	-	-
	Loans granted	-	-	102,758	-	-	-	-	-	-
Puerto Retiro S.A.	Reimbursement of expenses	-	-	-	216	-	-	-	-	-
	Borrowings	-	-	-	1,862	-	-	-	-	-
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	-	191
	Borrowings	-	-	-	-	-	-	-	(4,794)	-
	Share-based payments	-	-	-	366	-	-	-	-	-
	Leases’ collections	-	-	-	86	-	(4)	-	-	-
	Leases and/or rights of use	-	-	-	-	-	(848)	-	-	-
	Management fees	-	-	-	1,581	-	-	-	-	-
Quality Invest S.A.	Management fee	-	-	-	22	-	(45)	-	-	-
	Reimbursement of expenses	-	-	-	95	-	-	-	-	-
Baicom Networks S.A.	Management fees	-	-	-	5	-	-	-	-	-
	Borrowings	-	-	1,187	-	-	-	-	-	-
	Contributions to be paid in	-	-	-	10	-	-	-	-	-
	Reimbursement of expenses	-	-	-	350	-	-	-	-	-
Cyrsa S.A.	Borrowings	-	-	-	-	-	-	(143,399)	-	-
	Leases’ collections	-	-	-	302	-	-	-	-	-
	Other receivables	-	-	-	110,860	-	-	-	-	-
	Reimbursement of expenses	-	-	-	91	-	(13)	-	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	-	-	894	-	-	-	-	-
	Borrowings	-	-	-	4	-	-	-	-	-
Entertainment Holding S.A.	Reimbursement of expenses	-	-	-	201	-	-	-	-	-
	Borrowings	-	-	-	63	-	-	-	-	-
Total Joint Ventures		-	-	103,945	117,208	-	(910)	(143,399)	(4,794)	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.	Related party transactions (Continued)

Related party	Description of transaction	Investments in Financial Assets Non-current	Investments in Financial Assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current	Derivative financial instruments
Other related parties
Consultores Asset Management S.A. (CAMSA)	Advances to be recovered	-	-	-	1,466	-	-	-	-	-
	Reimbursement of expenses	-	-	-	3,188	-	(145)	-	-	-
Estudio Zang, Bergel & Viñes	Advances	-	-	-	4	-	-	-	-	-
	Legal services	-	-	-	25	-	(300)	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	-	82	-	-	-	-	-
Inversiones Financieras del Sur S.A.	Financial operations	-	-	-	57,607	-	(5)	-	-	-
Museo de los Niños	Reimbursement of expenses	-	-	-	-	-	(178)	-	-	-
	Leases and/or rights of use	-	-	-	795	-	-	-	-	-
Austral Gold	Reimbursement of expenses	-	-	-	3	-	(1)	-	-	-
Entretenimiento Universal S.A.	Reimbursement of expenses	-	-	-	123	-	-	-	-	-
	Borrowings	-	-	-	71	-	-	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	-	-	278	-	-	-	-	-
	Borrowings	-	-	-	4	-	-	-	-	-
IRSA Real Estate Strategies LP	Capital contribution	-	-	-	-	-	(8)	-	-	-
IRSA Developments LP	Capital contribution	-	-	-	-	-	(13)	-	-	-
Elsztain Managing Partners	Management fees	-	-	-	-	-	(32)	-	-	-
Total Other related parties		-	-	-	63,646	-	(682)	-	-	-
Directors and Senior Management
Directors and Senior Management	Fees	-	-	-	-	(2,750)	(38,882)	-	-	-
	Guarantee deposits	-	-	-	-	(8)	-
	Reimbursement of expenses	-	-	-	378	-	(10)
Total Directors and Senior Management		-	-	-	378	(2,758)	(38,892)	-	-	-
Total		-	-	103,945	197,262	(2,820)	(42,866)	(154,448)	(32,328)	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.	Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2014:

Related party	Description of transaction	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current	Derivative financial instruments
Associates
Tarshop S.A.	Reimbursement of expenses	-	689	-	-	-	-	-
	Commisions per supermarket aisle	-	19	-	-	-	-	-
	Leases and/or rights of use	-	-	(175)	(677)	-	-	-
New Lipstick LLC	Reimbursement of expenses	-	2,297	-	-	-	-	-
Lipstick Management LLC	Reimbursement of expenses	-	765	-	-	-	-	-
Agro-Uranga S.A	Dividends receivables	-	39	-	-	-	-	-
	Purchase of goods and/or services	-	-	-	(112)	-	-	-
	Brokerage	-	29	-	(70)	-	-	-
	Sale of inputs	-	425	-	-	-	-	-
Agro Managers S.A.	Reimbursement of expenses	-	303	-	-	-	-	-
Banco Hipotecario S.A.	Reimbursement of expenses	-	12	-	(1,547)	-	-	-
	Commisions per supermarket aisle	-	59	-	-	-	-	-
	Borrowings	-	-	-	-	(18,376)	(23,530)	-
	Derivatives	-	-	-	-	-	-	(5,225)
	Leases and/or rights of use	-	200	-	-	-	-	-
Banco de Crédito y Securitización	Leases and/or rights of use	-	19	-	(80)	-	-	-
Total Associates		-	4,856	(175)	(2,486)	(18,376)	(23,530)	(5,225)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.           Related party transactions (Continued)

Related party	Description of transaction	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current	Derivative financial instruments
Joint Ventures
Cresca S.A.	Management fees	-	38	-	-	-	-	-
	Loans granted	96,269	-	-	-	-	-	-
Puerto Retiro S.A.	Contributions to be paid in	-	160	-	-	-	-	-
	Reimbursement of expenses	-	213	-	-	-	-	-
	Financial operations	-	3,230	-	-	-	-	-
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	223	-	(72)	-	-	-
	Borrowings	-	-	-	-	-	(71)	-
	Share-based payments	-	304	-	-	-	-	-
	Leases’ collections	-	-	-	(18)	-	-	-
	Leases and/or rights of use	-	-	-	(630)	-	-	-
	Management fees	-	1,338	-	-	-	-	-
Quality Invest S.A.	Management fees	-	22	-	(45)	-	-	-
	Reimbursement of expenses	-	64	-	-	-	-	-
Baicom Networks S.A.	Management fees	-	2	-	-	-	-	-
	Borrowings	1,143	-	-	-	-	-	-
	Contributions to be paid in	-	10	-	-	-	-	-
	Reimbursement of expenses	-	193	-	-	-	-	-
Cyrsa S.A.	Borrowings	-	-	-	-	(133,314)	-	-
	Reimbursement of expenses	-	140	-	(9)	-	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	864	-	-	-	-	-
	Borrowings	-	4	-	-	-	-	-
Entertainment Holding S.A.	Reimbursement of expenses	-	165	-	-	-	-	-
	Borrowings	-	20	-	-	-	-	-
Total Joint Ventures		97,412	6,990	-	(774)	(133,314)	(71)	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.	Related party transactions (Continued)

Related party	Description of transaction	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current	Derivative financial instruments
Other related parties
CAMSA	Advances to be recovered	-	1,468	-	-	-	-	-
	Management fees	-	11,595	-	(11,098)	-	-	-
	Reimbursement of expenses	-	4,713	-	(1)	-	-	-
Estudio Zang, Bergel & Viñes	Advances	-	4	-	-	-	-	-
	Legal services	-	-	-	(739)	-	-	-
Fundación IRSA	Reimbursement of expenses	-	75	-	-	-	-	-
Inversiones Financieras del Sur S.A.	Financial operations	-	54,724		(5)
Museo de los Niños	Reimbursement of expenses	-	767		(9)
Austral Gold	Reimbursement of expenses	-	8	-	(1)	-	-	-
Entretenimiento Universal S.A.	Reimbursement of expenses	-	103	-	-	-	-	-
	Borrowings	-	68	-	-	-	-	-
Ogden Argentina S.A.	Reimbursement of expenses	-	228	-	-	-	-	-
	Borrowings	-	4	-	-	-	-	-
IRSA Real Estate Strategies LP	Capital contribution	-	-	-	(8)	-	-	-
IRSA Developments LP	Capital contribution	-	-	-	(13)	-	-	-
EMP	Management fees	-	-	-	(31)	-	-	-
Total Other related parties		-	73,757	-	(11,905)	-	-	-
Directors and Senior Management
Directors and Senior Management	Management fees	-	301	-	(23,830)	-	-	-
	Guarantee deposits	-	-	(20)	-	-	-	-
	Reimbursement of expenses	-	96	-	(10)	-	-	-
Total Directors and Senior Management		-	397	(20)	(23,840)	-	-	-
Total		97,412	86,000	(195)	(39,005)	(151,690)	(23,601)	(5,225)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.	Related party transactions (Continued)

The following is a summary of the transactions with related parties for the three-month period ended as of September 30, 2014:

Related party	Leases and/or rights to use	Management fees	Sale of goods and/or services	Compensation of Directors and senior management	Legal services	Financial operations	Donations
Associates
Agro-Uranga S.A.	-	-	2,129	-	-	-	-
Tarshop S.A.	2,219		-	-	-	-	-
Banco Crédito y Securitización S.A.	915	-	-	-	-	-	-
Banco Hipotecario S.A.	148	-	-	-	-	(696)	-
Total Associates	3,282	-	2,129	-	-	(696)	-
Joint Ventures
Cyrsa S.A.	-	-	-	-	-	(5,606)	-
Baicom Networks S.A.	-	3	-	-	-	34	-
Nuevo Puerto Santa Fe S.A.	(239)	310	-	-	-	(300)	-
Puerto Retiro S.A.	-	-	-	-	-	277	-
Quality Invest S.A.	-	54	-	-	-	-	-
Total Joint Ventures	(239)	367	-	-	-	(5,595)	-
Other related parties
Consultores Asset Management S.A. (CAMSA)	-	79	-	-	-	-	-
Inversiones Financieras del Sur S.A.	-	-	-	-		3,298	-
Fundación IRSA	-	-	-	-	-	-	(1,159)
Estudio Zang, Bergel & Viñes	-	-	-	-	(971)	-	-
Hamonet S.A.	(123)	-	-	-	-	-	-
Isaac Elsztain e Hijos S.C.A.	(237)	-	-	-	-	-	-
Total Other related parties	(360)	79	-	-	(971)	3,298	(1,159)
Directors and Senior Management
Directors	-	-	-	(20,745)	-	-	-
Senior Management	-	-	-	(3,973)	-	-	-
Total Directors and Senior Management	-	-	-	(24,718)	-	-	-
Total	2,683	446	2,129	(24,718)	(971)	(2,993)	(1,159)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.           Related party transactions (Continued)

The following is a summary of the transactions with related parties for the three-month period ended as of September 30, 2013:

Related party	Leases and/or rights to use	Management fees	Sale of goods and/or services	Compensation of Directors and senior management	Legal services	Financial operations	Donations
Associates
Agro-Uranga S.A.	-	-	1,914	-	-	-	-
Tarshop S.A.	1,598	-	-	-	-	-	-
Banco Hipotecario S.A.	120	-	-	-	-	(676)	-
Total Associates	1,718	-	1,914	-	-	(676)	-
Joint Ventures
Cresca S.A.	-	14	-	-	-	1,135	-
Cyrsa S.A.	-	-	-	-	-	(4,027)	-
Baicom Networks S.A.	-	3	-	-	-	28	-
Nuevo Puerto Santa Fe S.A.	(126)	117	-	-	-	-	-
Puerto Retiro S.A.	-	-	-	-	-	231	-
Quality Invest S.A.	-	54	-	-	-	-	-
Total Joint Ventures	(126)	188	-	-	-	(2,633)	-
Other related parties
Inversiones Financieras del Sur S.A.	-	-	-	-	-	3,434	-
Fundación IRSA	-	-	-	-	-	-	(550)
Estudio Zang, Bergel & Viñes	-	-	-	-	(745)	-	-
Dolphin Fund Ltd.	-	-	-	-	-	14,296	-
Hamonet S.A.	(83)	-	-	-	-	-	-
Isaac Elsztain e Hijos S.C.A.	(157)	-	-	-	-	-	-
Total Other related parties	(240)	-	-	-	(745)	17,730	(550)
Directors and Senior Management
Directors and Senior Management	-	-	-	(29,989)	-	-	-
Total Directors and Senior Management	-	-	-	(29,989)	-	-	-
Total	1,352	188	1,914	(29,989)	(745)	14,421	(550)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

36.	CNV General Resolution No. 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution No. 622, below there is a detail of the notes to the Unaudited Condensed Interim Consolidated Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 10 - Investment properties
Note 11 - Property, plant and equipment
Exhibit B - Intangible assets	Note 13 - Intangible assets
Exhibit C - Equity investments	Note 37 - Investments in associates and joint ventures
Exhibit D - Other investments	Note 16 - Financial instruments by category
Note 17 - Restricted assets
Exhibit E - Provisions	Note 18 - Trade and other receivables
Note 24 - Provisions
Exhibit F - Cost of sale and services	Note 38 - Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 39 - Foreign currency assets and liabilities
Exhibit H – Exhibit of expenses	Note 30 - Expenses by nature

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

37.	Investments in associates and joint ventures

Issuer and type of securities	Class	Amount	Value recorded as of 09.30.14	Value recorded as of 06.30.14	Market value as of 09.30.14	Issuer´s information					% of ownership interest in common stock
						Main activity	Place of business / country of incorporation	Last financial statement issued
								Common stock (nominal value)	Income (loss) for the period	Shareholders' equity
Associates

Avenida Inc.	Shares	3,703,704	24,520	2,023	Not publicly traded	Investment	United States	(2) 2,001	(2) 211	1,596	24.79%
	Higher value		5,570	9,073
			30,090	11,096

Agromanagers S.A.	Shares	981,029	1,871	2,011	Not publicly traded	Investment	Argentina	2,094	(300)	3,994	46.84%
	Higher value		796	796
			2,667	2,807

Agrouranga S.A.	Shares	893,069	17,506	23,239	Not publicly traded	Agricultural	Argentina	2,500	(2,840)	49,004	35.72%
	Higher value		11,179	11,179
			28,685	34,418

Banco Crédito y Securitización S.A.	Shares	3,984,375	13,780	13,610	Not publicly traded	Financing	Argentina	62,500	(1) (2) 50,782	235,212	6.38%
			13,780	13,610

Banco Hipotecario S.A.	Shares	446,515,208	1,256,100	1,212,781	4.25	Financing	Argentina	1,500,000	503,677	4,350,612	29.77%
	Higher value		(1,932)	(2,613)
			1,254,168	1,210,168

Bitania 26 S.A.	Shares	4,724,203	12,765	12,308	Not publicly traded	Real Estate	Argentina	20,000	933	26,051	49.00%
	Goodwill		1,736	1,736
	Higher value		7,973	8,085
			22,474	22,129

IDB Development Corporation Ltd.	Shares	N/A	756,395	595,342	Not publicly traded	Management company	United States	N/A	112	410	49.00%
			756,395	595,342

Lipstick Management LLC	Shares	N/A	2,031	1,689	Not publicly traded	Management company	United States	N/A	(2) 112	(2) 410	49.00%
	Irrevocable contribution		-	50
			2,031	1,739

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

37.	Investments in associates and joint ventures (Continued)

Issuer and type of securities	Class	Amount	Value recorded as of 09.30.14	Value recorded as of 06.30.14	Market value as of 09.30.14	Issuer´s information					% of ownership interest in common stock
						Main activity	Place of business / country of incorporation	Last financial statement issued
								Common stock (nominal value)	Income (loss) for the period	Shareholders' equity

Manibil S.A.	Shares	30,397,880	39,575	38,279	Not publicly traded	Real Estate	Argentina	62,037	2,645	80,766	49.00%
	Goodwill		10	10
			39,585	38,289

New Lipstick LLC	Shares	N/A	(218,389)	(193,590)	Not publicly traded	Real Estate	United States	N/A	(25,425)	(69,127)	49.87%
	Irrevocable contribution		1,467	16,667
			(216,922)	(176,923)

Supertel	Shares	N/A	5,017	31,577	Not publicly traded	Management company	United States	N/A	(2) 112	(2) 410	49.00%
			5,017	31,577

Tarshop S.A.	Shares	26,759,288	19,915	23,530	Not publicly traded	Consumer financing	Argentina	133,796	(18,098)	99,550	20.00%
	Higher value		(4,432)	(4,668)
			15,483	18,862
Total Associates			1,953,453	1,803,114

Joint Ventures

Baicom Networks S.A.	Shares	4,701,455	3,122	2,950	Not publicly traded	Real Estate	Argentina	9,403	(334)	6,245	50.00%
	Irrevocable contribution		-	340
	Higher value		276	276
			3,398	3,566

Cresca S.A.	Shares	N/A	85,822	23,630	Not publicly traded	Agricultural	Paraguay	67,979	(2,930)	486,036	50.00%
	Irrevocable contribution		49,199	40,251
			135,021	63,881

Cyrsa S.A.	Shares	8,748,269	43,436	152,229	Not publicly traded	Real Estate	Argentina	17,497	7,833	86,871	50.00%
	Higher value		2,753	2,753
			46,189	154,982

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

37.	Investments in associates and joint ventures (Continued)

Issuer and type of securities	Class	Amount	Value recorded as of 09.30.14	Value recorded as of 06.30.14	Market value as of 09.30.14	Issuer´s information					% of ownership interest in common stock
						Main activity	Place of business / country of incorporation	Last financial statement issued
								Common stock (nominal value)	Income (loss) for the period	Shareholders' equity
Entertainment Holdings S.A.	Shares	22,395,574	24,414	19,092	Not publicly traded	Investment	Argentina	44,791	10,802	48,904	50.00%
	Irrevocable contribution		40	721
	Goodwill		26,647	26,647
	Higher value		(23,192)	(23,192)
			27,909	23,268

Entretenimiento Universal S.A.	Shares	300	(41)	(59)	Not publicly traded	Event organization and others	Argentina	(i) 12	679	(1,548)	50.00%
			(41)	(59)

Nuevo Puerto Santa Fe S.A.	Shares	138,750	20,179	21,566	Not publicly traded	Commercial	Argentina	27,750	2,476	40,359	50.00%
	Goodwill		1,323	3,980		real estate
	Higher value		3,936	1,323
			25,438	26,869

Puerto Retiro S.A.	Shares	23,067,250	15,192	13,868	Not publicly traded	Real Estate	Argentina	46,135	(906)	33,930	50.00%
	Irrevocable contribution		1,773	1,781
	Higher value		41,160	41,160
			58,125	56,809

Quality Invest S.A.	Shares	70,314,342	66,471	64,402	Not publicly traded	Real Estate	Argentina	140,629	3,138	132,941	50.00%
	Irrevocable contribution		-	500
	Goodwill		3,911	3,911
	Higher value		(2,887)	(2,886)
			67,495	65,927
Total Joint Ventures			363,534	395,243
Total investments in associates and joint ventures as of 09.30.14			(*) 2,316,987	-
Total investments in associates and joint ventures as of 06.30.14			-	(*) 2,198,357
(*)     Include a balance of Ps. (216,963) and Ps. (176,982) reflecting interests in companies with negative equity as of September 30, 2014 and June 30, 2014, respectively, which is reclassified to “Provisions” (see Note 24).
(1)
Amounts correspond to the Financial Statements of Banco Hipotecario S.A. and Banco Crédito y Securitización S.A. prepared in accordance with the Central Bank of the Argentine Republic (“BCRA”) standards. For the purpose of the valuation of the investment in the Company, the adjustments necessary to adequate the financial statements to IFRS have been considered.

(2)     Amounts stated in dollar US$.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

38.	Cost of sales and services provided

	Agricultural business				Urban properties and investments business
Description	Biological assets	Inventories	Agricultural services	Subtotal Agricultural business	Services and other operating costs	Trading properties	Hotels	Others	Subtotal Urban properties and investments business	Total as of 09.30.14	Total as of 09.30.13
Inventories as of 06.30.14	345,771	420,387	-	766,158	-	137,151	6,011	-	143,162	(i) (909,320)	(ii) 582,555

Initial recognition and changes in the fair value of biological assets and agriculture produce at the point of harvest	29,689	6,431	-	36,120	-	-	-	-		36,120	27,347

Changes in the net realizable value of agriculture produce after harvest	-	(22,021)	-	(22,021)	-	-	-	-	-	(22,021)	(8,012)

Decrease due to harvest	-	302,000	-	302,000	-	-	-	-	-	302,000	108,912
Acquisitions and classifications	1,345	367,475	(32,203)	336,617	-	-	-	-	-	336,617	306,364
Consume	(176)	(93,977)	-	(94,153)	-	-	-	-	-	(94,153)	(57,412)
Additions	-	-	-		-	57	-	-	57	57	1,378
Disposals	-	-	-		-	(795)	114	-	(681)	(681)	(1,041)
Expenses incurred	-	22,263	14,001	36,264	286,098	2,666	65,877	74	354,715	390,979	326,008
Currency translation adjustment	-	(8,434)	-	(8,434)	-	(4,785)	-	-	(4,785)	(13,219)	(2,523)
Inventories as of 09.30.14	(322,423)	(405,003)	-	(727,426)	-	(131,387)	(5,711)	-	(137,098)	(iii) (864,524)	(iv) (556,344)
Costs as of 09.30.14	54,206	589,121	(18,202)	625,125	286,098	2,907	66,291	74	355,370	980,495	-
Costs as of 09.30.13	27,958	390,499	12,659	431,116	243,284	3,189	49,548	95	296,116	-	727,232
(i)           Includes Ps. (10,952) corresponding to materials and inputs of IRSA as of June 30, 2014.
(ii)          Includes Ps. (10,358) corresponding to materials and inputs of IRSA as of June 30, 2013.
(iii)         Includes Ps. (12,422) corresponding to materials and inputs of IRSA as of September 30, 2014.
(iv)         Includes Ps. (8,486) corresponding to materials and inputs of IRSA as of September 30, 2013.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

39.	Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities as of September 30, 2014 and June 30, 2014 are as follows:

Items (3)	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 09.30.14	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 06.30.14
Assets
Restricted assets
US Dollar	6,783	8.33	56,504	6,372	8.033	51,189
Total restricted assets			56,504			51,189
Trade and other receivables
Uruguayan Peso	831	0.361	300	1,162	0.356	414
US Dollar	26,107	8.33	217,472	29,646	8.033	238,144
Euros	3	10.510	28	2	10.991	26
Swiss francs	27	9.051	242	27	9.051	242
Total trade and other receivables			218,042			238,826
Investment in financial assets
US Dollar	41,399	8.33	344,852	67,062	8.033	538,710
New Israel Shekel	-	-	-	5	2.377	13
Uruguayan Peso	1,052	13.498	14,206	39,905	0.356	14,206
Total Investment in financial assets			359,058			552,929
Derivative financial instruments
US Dollar	2,906	8.33	24,205	3,839	8.033	30,841
New Israel Shekel	4,406	2.261	9,964	-	-	-
Total Derivative financial instruments			34,169			30,841
Cash and cash equivalents
Uruguayan Peso	701	0.361	253	101	0.356	36
US Dollar	38,640	8.33	321,870	19,605	8.033	157,484
Euros	111	10.510	1,167	121	10.991	1,329
Swiss francs	-	-	-	1	9.051	1
New Israel Shekel	1,829	2.261	4,136	116,210	2.377	276,235
Pounds	2	13.498	31	2	13.913	32
Yenes	53	0.076	4	2	2.377	4
Brazilian Reais	1	3.350	4	3	3.550	9
Total Cash and cash equivalents			327,465			435,130

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

39.	Foreign currency assets and liabilities (Continued)

Items (3)	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 09.30.14	Total as of 06.30.14	Prevailing exchange rate (1)	Amount of foreign currency (2)
Liabilities
Trade and other payables
Uruguayan Peso	21,064	0.382	8,036	1,520	0.382	580
US Dollar	16,456	8.43	138,725	18,030	8.133	146,635
Euros	1	10.657	3	1	11.148	3
Total trade and other payables			146,764			147,218
Borrowings
US Dollar	675,593	8.43	5,695,251	712,773	8.133	5,796,986
Total borrowings			5,695,251			5,796,986
Derivative financial instruments
US Dollar	1,470	3.8	5,587	204	3.69	753
New Israel Shekel	152,389	2.261	344,551	134,980	2.377	320,847
Total Derivative financial instruments			350,138			321,600
Provisions
US Dollar	200	8.43	1,686	200	8.133	1,627
Total provisions			1,686			1,627

(1)	Exchange rate as of September 30, 2014 and June 30, 2014 according to Banco Nación Argentina records.
(2)	Considering foreign currencies those that differ from Company’s functional currency at each period/year-end.
(3)	The Company uses derivative instruments as complement in order to reduce its exposure to exchange rate movements. See Note 20.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

40.	CNV General Ruling No. 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Group has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Location
Bank S.A.	Gral. Rivas 401, Avellaneda, Province of Buenos Aires
Ruta Panamericana Km 37,5, Garín, Province of Buenos Aires
Av. Fleming 2190, Munro, Province of Buenos Aires
Carlos Pellegrini 1401, Avellaneda, Province of Buenos Aires

Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Saraza 6135, Autonomous City of Buenos Aires
Azara 1245, Autonomous City of Buenos Aires
Polígono industrial Spegazzini, Autopista Ezeiza Km 45, Cañuelas, Province of Buenos Aires
Cañada de Gomez 3825, Autonomous City of Buenos Aires

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse. To the date of these financial statements, the Group is waiting for the company that experienced the fire to report whether the documentation submitted has been actually affected by the fire and its condition after the accident. Nevertheless, based on the internal review carried out by the Group, duly reported to the CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

41.	Group of assets held for sale

Assets and liabilities related to the operation of the building located in 183 Madison Av., NY, United States, owned by the subsidiary of the Group, Rigby 183 LLC, and that form part of the international business segment, have been reported in the balance sheet as of June 30, 2014 as available for sale as per the contract for the sale of the building entered on May 16, 2014. The transaction is subject to compliance with certain conditions which are expected to be complied with in September 2014. Upon completion of such conditions, the company should deposit in an escrow account the amount of US$ 1 million for a term of six months to cover potential hidden defects.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

41.	Group of assets held for sale (Continued)

Pursuant to IFRS 5, assets and liabilities available for sale have been valued at the lower of their book value or fair value less selling cost. Since fair value is higher than book value of the pool of assets available for sale including some goodwill related to the acquisition, no impairment has been recorded as of June 30, 2014.

The following table shows the main assets and liabilities held for sale:

Group’s assets held for sale

06.30.14
Investment properties	1,098,990
Intangible assets - Goodwill	77,086
Restricted assets	163,501
Trade and other receivables	17,990
Derivative financial instruments	299
Total	1,357,866

Group’s liabilities directly associated to assets classified as held for sale

06.30.14
Trade and other payables	170,245
Deferred income tax liabilities	33,346
Borrowings	603,021
Total	806,612

As indicated in Note 4, on September 29, 2014, the sale of the Madison 183 Building was finalized in the amount of US$ 185 million. Proceeds from the sale were Ps. 1,535 million, while associated costs amounted to Ps. 1,238 million, thus making a gain on the transaction of Ps. 296.5 million, included in the line item Gain from disposal of investment properties in the Income Statement.

Upon the sale, the Company deposited Ps. 8.7 million under escrow to cover for potential additional costs that may arise in relation to the transaction, which amount is accounted for under Restricted assets.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

42.	Subsequent events

•     On October 8, 2014, the Group through IRSA signed the transfer deed for the sale of the 22th and 23th floors of the Building Bouchard 551. The total price of the transaction was Ps. 168.7 million. Such transaction generated a gain before tax of approximately Ps. 151.4 million.

•     On October 17, 2014, Rigby 183 LLC reduced its capital stock by distributing among existing shareholders, proportionally to their shareholdings, the gain made on the sale of the Madison building. The total amount distributed is US$ 103.8 million, of which the Group received US$ 77.4 million (US$ 26.5 million through IRSA International and US$ 50.9 million through IMadison LLC) and US$ 26.4 were distributed to other shareholders.

•     On October 22, 2014, the Group through IRSA signed the transfer deed for the sale of the 10th floor and two parking units of the Building Maipú 1300 and one parking unit of the building Libertador 498. The total price of the transaction was US$ 1.4 million.

•     On October 24, 2014, the Tel Aviv Stock Exchange allowed Dolphin Netherlands B.V. to release additional shares of IDBD; therefore, 50,061,592 IDBD shares and 335,715 warrants of Series 2 and 3 remained subject to the lock-up arrangement indicated above.

•     On October 28, 2014, the Group through IRSA signed the transfer deed for the sale of 9th, 10th and 11th floors of the building Bouchard 551. The total price of the transaction was Ps. 279.4 million. Such transaction generated a gain before tax of approximately Ps. 243.3 million.

•     On October 30, 2014, the Group – through its subsidiaries — subscribed an additional sum of US$ 21 million in Dolphin Fund Ltd. (“Dolphin”). Such amount will be allocated to increase Dolphin’s investment in IDB Development Corporation Ltd.

•     On October 31, 2014, the Annual Shareholders’ Meeting of the Company was held for the fiscal year ended June 30, 2014 where it was unanimously approved to adjourn the meeting to November 14, 2014.

•     During October, Cresud, through various open market transactions, has acquired 37,159 ADRs, representing 10 common shares, for a total amount of Ps. 0.49 million.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

42.	Subsequent events (Continued)

•     On November 2, 2014, Dolphin Netherlands B.V. exercised 15,998,797 warrants of Series 1 of IDBD. As a result of this exercise, as of the date of these consolidated financial statements, DN B.V. held an aggregate amount of 92,618,950 shares, 16,170,392 warrants Series 2 and 15,998,787 warrants Series 3 of IDBD, with a non-diluted equity interest in IDBD of 31.26% and a fully diluted equity interest of 32.38%.

•     On November 5, 2014, the Group executed a conveyance deed evidencing a barter and mortgage transaction in favor of Darío Palombo (acting as Trustee of “Fideicomiso Esquina Guemes”) to convey title on four plots of land located in Avellaneda district. The agreement provides for the development by the Trust of two building construction undertakings. In consideration for such work, the compensation agreed included the amount of US$ 0.01 million and delivery, within 24 months as from such agreement execution, of two functional units for commercial purposes and one functional unit for office purposes (the non-monetary compensation was valued at US$ 0.7 million).

•     On November 7, 2014, the Group through IRSA signed the transfer deed for the sale of the 21th floor of the Building Bouchard 551. The total price of the transaction was Ps. 75.6 million. Such transaction generated a gain before tax of approximately Ps. 63.9 million.

•     Due to changes in the business framework Tarshop is going through a restructuring process involving its operations, with the addition of a Visa / Tarshop marketing scheme to its financial product range. In this respect, on September 5, 2014, it entered into an agreement with Visa Argentina S.A. to roll out the card indicated above, which forms part of the business plan approved by the Board, in force as from this year. In line with the descriptions above, the Group, through APSA, approved, together with our associate Banco Hipotecario S.A., a capitalization in the total amount of Ps. 110 million, to be carried out in proportion to their respective shareholdings, with an initial irrevocable capital contribution for such amount.

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Moreno 877 – 23° floor
Autonomous City Buenos Aires
Tax Code No. 30-50930070-0

Introduction

We have reviewed the unaudited condensed interim consolidated financial statements attached of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries (hereinafter “the Company”) which included the unaudited condensed  interim consolidated statements of financial position as of September 30, 2014, the unaudited condensed interim consolidated statement of  income and comprehensive income for the three-month period ended September 30, 2014, the unaudited condensed interim consolidated statement of changes in shareholders’ equity and the unaudited condensed interim consolidated  statement of cash flows for the three-month period ended September 30, 2014 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2014 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of  these unaudited condensed interim consolidated financial statements  in accordance with the International Financial Reporting Standards , adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE)  as professional accounting standards and added by the National Securities Commission (CNV) to its regulations as approved by the International Accounting Standard Board (IASB) and , for this reason,  is responsible for the preparation and presentation of the unaudited condensed interim consolidated  financial statements mentioned in first paragraph according to the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34). Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph “Scope of our review”.

Free translation from the original prepared in Spanish for publication in Argentina
REVIEW REPORT ON THE AUDITED CONDENSED INTERIM CONSOLIDATED  FINANCIAL STATEMENTS
(Continued)

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina through Technical Resolution No. 33 of the FACPCE as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim consolidated financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the unaudited condensed interim consolidated statement of financial position, the unaudited condensed interim consolidated statement of income and comprehensive income, the unaudited condensed interim consolidated statement of changes in shareholders’ equity and the unaudited condensed interim consolidated statement of cash flow of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with the regulations of the International Accounting Standard No. 34.

Report on compliance with current regulations

In accordance with current regulations, we report about Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria that:

a)
the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria are recorded in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of  Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal aspects in conformity with the applicable legal provisions;

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

c)	we have read the Business Summary (“Reseña Informativa”) on which, as regards these matters that are within our competence, we have no observations to make;

d)
as of September 30, 2014, the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 3,327,425 which was no callable at that date.

Autonomous City of Buenos Aires, November 11, 2014

PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Carlos Martín Barbafina Public Accountant (U.C.A.) C.P.C.E.C.A.B.A. Tº 175 Fº 65

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Financial Statements as of September 30, 2014 and June 30, 2014 and for the three-month periods ended September 30, 2014 and 2013

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Financial Position
as of September 30, 2014 and June 30, 2014
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.14	06.30.14
ASSETS
Non-current assets
Investment properties	7	15,210	20,184
Property, plant and equipment	8	431,009	422,113
Intangible assets	9	18,188	18,355
Biological assets	10	296,938	301,980
Investments in subsidiaries, associates and joint ventures	6	2,617,558	2,901,451
Deferred income tax assets	21	347,113	302,991
Income tax and minimum presumed income tax credits		51,935	66,052
Trade and other receivables	13	12	-
Total Non-current assets		3,777,963	4,033,126
Current assets
Biological assets	10	75,121	188,231
Inventories	11	239,502	217,078
Income tax and minimum presumed income tax credits		9,805	165
Trade and other receivables	13	302,356	341,158
Derivative financial instruments	15	2,229	405
Investment in financial assets	14	292,044	258,774
Cash and cash equivalents	16	120,899	53,472
Total Current assets		1,041,956	1,059,283
TOTAL ASSETS		4,819,919	5,092,409
SHAREHOLDERS’ EQUITY
Share capital		487,929	490,997
Treasury stock		13,634	10,566
Inflation adjustment of share capital		63,647	64,047
Inflation adjustment of treasury stock		1,778	1,378
Share premium		773,079	773,079
Cost of treasury stock		(87,074)	(54,876)
Share warrants		106,264	106,264
Changes in interest in subsidiaries		13,606	(15,429)
Cumulative translation adjustment		625,232	633,607
Equity-settled compensation		82,097	70,028
Legal reserve		81,616	81,616
Reserve for new developments		17,065	17,065
Special reserve		633,940	633,940
Reserve for the acquisition of securities issued by the Company		200,000	200,000
Retained earnings		(1,188,433)	(1,066,428)
TOTAL SHAREHOLDERS’ EQUITY		1,824,380	1,945,854
LIABILITIES
Non-current liabilities
Trade and other payables	17	1,094	1,170
Borrowings	20	1,847,994	1,407,570
Provisions	19	3,303	1,687
Total Non-current liabilities		1,852,391	1,410,427
Current Liabilities
Trade and other payables	17	147,030	116,702
Payroll and social security liabilities	18	24,709	52,774
Borrowings	20	951,885	1,522,853
Derivative financial instruments	15	19,515	38,441
Provisions	19	9	80
Minimum Presumed Income tax		-	5,278
Total Current liabilities		1,143,148	1,736,128
TOTAL LIABILITIES		2,995,539	3,146,555
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		4,819,919	5,092,409

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Eduardo S. Elsztain President

1

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Income
for the three-month periods ended September 30, 2014 and 2013
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.14		09.30.13
Revenues	23	321,382		265,720
Costs	24	(408,842)		(299,764)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest		144,537		50,975
Changes in the net realizable value of agricultural produce after harvest		(14,822)		(4,284)
Gross profit		42,255		12,647
Gain from disposal of farmlands		195,875		-
General and administrative expenses	25	(24,677)		(31,422)
Selling expenses	25	(54,227)		(32,909)
Other operating results, net	27	8,995		(2,689)
Profit / (Loss) from operations		168,221		(54,373)
Share of (loss) / profit of subsidiaries, associates and joint ventures	6	(208,060)		18,490
Loss before financing and taxation		(39,839)		(35,883)
Finance incomes	28	10,585		12,163
Finance costs	28	(145,558)		(149,681)
Other financial results	28	(9,317)		14,297
Financial results, net	28	(144,290)		(123,221)
Loss before Income tax		(184,129)		(159,104)
Income tax gain	21	62,124		61,255
Loss for the period		(122,005)		(97,849)

Loss per share for the period:
Basic		(0.25)		(0.20)
Diluted		(0.25)	(i)	(0.20)

(i)     Due to the loss for the period, there is no diluted effect on this result.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Eduardo S. Elsztain President

2

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Comprehensive Income
for the three-month periods ended September 30, 2014 and 2013
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	09.30.14	09.30.13
Loss for the period	(122,005)	(97,849)
Other Comprehensive Income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment from subsidiaries, associates and joint ventures	(8,375)	71,590
Other comprehensive (loss) / income for the period (i)	(8,375)	71,590
Total comprehensive loss for the period	(130,380)	(26,259)

(i)	Items included in other comprehensive income do not generate any impact on the income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Eduardo S. Elsztain President

3

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the three-month periods ended September 30, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury stock	Inflation adjustment of share capital	Inflation adjustment of treasury stock	Share premium	Cost of treasury stock	Share warrants	Subtotal	Changes in interest in subsidiaries	Cumulative translation adjustment	Equity-settled compensation	Legal reserve	Reserve for new developments	Special reserve (1)	Reserve for the acquisition of securities issued by the Company	Retained earnings	Total shareholders’ equity
Balance as of July 1, 2014	490,997	10,566	64,047	1,378	773,079	(54,876)	106,264	1,391,455	(15,429)	633,607	70,028	81,616	17,065	633,940	200,000	(1,066,428)	1,945,854
Loss for the period	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(122,005)	(122,005)
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	-	(8,375)	-	-	-	-	-	-	(8,375)
Total comprehensive loss for the period	-	-	-	-	-	-	-	-	-	(8,375)	-	-	-	-	-	(122,005)	(130,380)
Equity-settled compensation	-	-	-	-	-	-	-	-	-	-	12,069	-	-	-	-	-	12,069
Purchase of treasury stock	(3,068)	3,068	(400)	400	-	(32,198)	-	(32,198)	-	-	-	-	-	-	-	-	(32,198)
Changes in interest in subsidiaries	-	-	-	-	-	-	-	-	29,035	-	-	-	-	-	-	-	29,035
Balance as of September 30, 2014	487,929	13,634	63,647	1,778	773,079	(87,074)	106,264	1,359,257	13,606	625,232	82,097	81,616	17,065	633,940	200,000	(1,188,433)	1,824,380

(1) Corresponding to General Resolution 609/12 of the National Securities Commission. See Note 22.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Eduardo S. Elsztain President

  4

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the three-month periods ended September 30, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share capital	Treasury stock	Inflation adjustment of share capital	Inflation adjustment of treasury stock	Share premium	Cost of treasury stock	Share warrants	Subtotal	Changes in interest in subsidiaries	Cumulative translation adjustment	Equity-settled compensation	Legal reserve	Reserve for new developments	Special reserve (1)	Retained earnings	Total shareholders’ equity
Balance as of July 1, 2013	496,562	5,001	64,773	652	773,079	-	106,264	1,446,331	(21,996)	2,284	8,345	46,835	337,065	695,628	(26,522)	2,487,970
Loss for the period	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(97,849)	(97,849)
Other comprehensive income for the period	-	-	-	-	-	-	-	-	-	71,590	-	-	-	-	-	71,590
Total comprehensive income / (loss) for the period	-	-	-	-	-	-	-	-	-	71,590	-	-	-	-	(97,849)	(26,259)
Equity-settled compensation	-	-	-	-	-	-	-	-	-	-	5,860	-	-	-	-	5,860
Changes in interest in subsidiaries	-	-	-	-	-	-	-	-	(208)	-	-	-	-	-	-	(208)
Cancellation of BrasilAgro warrants	-	-	-	-	-	-	-	-	-	-	(288)	-	-	-	-	(288)
Balance as of September 30, 2013	496,562	5,001	64,773	652	773,079	-	106,264	1,446,331	(22,204)	73,874	13,917	46,835	337,065	695,628	(124,371)	2,467,075

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Eduardo S. Elsztain President

5

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Cash Flows
for the three-month periods ended September 30, 2014 and 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	09.30.14	09.30.13
Operating activities:
Cash generated from operations	16	70,279	71,179
Net cash generated from operating activities		70,279	71,179
Investing activities:
Proceeds from sale of interest in companies		55,314	274
Capital contribution to subsidiaries, associates and joint ventures		-	(3,918)
Purchases of investment properties	7	(148)	(878)
Proceeds from sale of investment properties		7	64
Purchases of property, plant and equipment	8	(14,504)	(11,092)
Proceeds from sale of property, plant and equipment		92	633
Proceeds from sale of farmlands		161,712	-
Purchase of intangible assets	9	(27)	(17)
Purchase of investment in financial assets		(1,076,727)	(125,326)
Proceeds from disposals of investments in financial assets		1,112,566	136,500
Loans granted to subsidiaries, associates and joint ventures		-	(14,280)
Loans repayments received from subsidiaries, associates and joint ventures		38,460	734
Dividends received		38,115	2,738
Cash incorporated by merger		508	-
Net cash generated from (used in) investing activities		315,368	(14,568)
Financing activities:
Purchase of treasury stock		(32,198)	-
Proceeds from issuance of non-convertible notes		455,038	-
Repayment of non-convertible notes		(538,081)	(53,651)
Proceeds from borrowings		84	72,655
Repayment of derivative financial instruments		(47,170)	-
Repayment of borrowings		(99,957)	(22,368)
Repayment of borrowings from subsidiaries, associates and joint ventures		-	(186)
Repayment of warrants		-	(288)
Repayment of seller financing		(98)	(48)
Interest paid		(56,929)	(50,268)
Net Cash flows used in financing activities		(319,311)	(54,154)
Net increase in cash and cash equivalents		66,336	2,457
Cash and cash equivalents at beginning of the period	16	53,472	36,739
Foreign exchange gain on cash and cash equivalents		1,091	1,146
Cash and cash equivalents at the end of the period		120,899	40,342

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Eduardo S. Elsztain President

6

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	General information

1.1	The Company’s business and general information

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud” or the “Company”) was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

Cresud is a company organized and domiciled in the Republic of Argentina. The address of its registered office is Moreno 877, 23rd Floor, Buenos Aires, Argentina.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on November 11, 2014.

2.	Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements

2.1.	Basis of preparation

These Unaudited Condensed Interim Separate Financial Statements of the Company have been prepared in accordance with Technical Resolutions No. 26 (RT 26) of Argentine Federation of Professional Councils of Economic Sciences (“F.A.C.P.C.E.”, as per its Spanish acronym) and IAS 34 “Interim Financial Reporting”.

Furthermore, some additional issues were included as required by the Business Companies Act and/or regulations of the CNV, including supplementary information provided in the last paragraph of article 1, Chapter III, Title IV of General Ruling 622/13. Such information is included in the Notes to the Unaudited Condensed Interim Separate Financial Statements according to IFRS.

These Unaudited Condensed Interim Separate Financial Statements should be read together with the annual audited Separate Financial Statements of the Company as of June 30, 2014. These Unaudited Condensed Interim Separate Financial Statements are expressed in thousands of Argentine Pesos.

The Unaudited Condensed Interim Separate Financial Statements for the three-month periods ended September 30, 2014 and 2013 have not been audited. The Company´s management believes they include all necessary adjustments to fairly present the results of each period. Results for the three-month periods ended September 30, 2014 and 2013 do not necessarily reflect proportionally the Company’s results for the complete fiscal years.

  7

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

2.2.	Significant accounting policies

The accounting policies applied in the preparation of these Unaudited Condensed Interim Separate Financial Statements are consistent with those applied in the preparation of the information under RT 26 as of June 30, 2014 and are based on those IFRS in force as of June 30, 2014 (except for the accounting of investments in subsidiaries, associates and joint ventures, which are accounted for under the equity method as required in RT 26). Furthermore, the most significant accounting policies are described in the annual Consolidated Financial Statements.

2.3.	Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Future results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the significant judgments made by Management in applying the Company’s accounting policies and the main sources of uncertainty were the same applied by the Company in the preparation of the annual separate financial statements for the fiscal year ended June 30, 2014, except for changes in provisions for income tax, for legal claims and for doubtful accounts.

2.4.	Merger with Cactus Argentina S.A.

During September 2014, the Company entered into a pre-merger commitment with its wholly-owned subsidiary Cactus Argentina S.A. whereby the Company would be the absorbent Company and Cactus would be the absorbed Company.

  8

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Separate Financial Statements (Continued)

The following table shows a summary of the effect that Cactus Argentina S.A.'s merge would have had on the Statements of financial position as of June 30, 2014.

Caption	Issued Financial Statements as of 06.30.14 Ps.	Cactus as of 06.30.14 Ps.	Eliminations / Reclassifications as of 06.30.14 Ps.	Financial Statements considering the merger as of 06.30.14 Ps.
Non-current assets	4,033,126	56,430	(113,876)	3,975,680
Current assets	1,059,283	68,547	(34,483)	1,093,347
Total assets	5,092,409	124,977	(148,359)	5,069,027
Non-current liabilities	1,410,427	777	(398)	1,410,806
Current liabilities	1,736,128	7,299	(31,060)	1,712,367
Total liabilities	3,146,555	8,076	(31,458)	3,123,173
Shareholders’ Equity	1,945,854	116,901	(116,901)	1,945,854

The following table shows a summary of the effect that Cactus Argentina S.A.'s merge would have had on the Statements of Income and Cash Flows as of September 30, 2013.

	Issued Financial Statements as of 09.30.13 Ps.	Cactus as of 09.30.13 Ps.	Eliminations / Reclassifications as of 09.30.13 Ps.	Financial Statements considering the merger as of 09.30.13 Ps.
Caption	Information about profit / (loss) for the three-month period
Revenues	265,720	3,906	(3,820)	265,806
Costs	(299,764)	(4,079)	3,820	(300,023)
Gross Profit	12,647	(173)	-	12,474
Loss from Operations	(54,373)	(460)	-	(54,833)
Loss for the period	(97,849)	(1,795)	1,795	(97,849)
	Information about cash flow for the three-month period
Net cash generated from operating activities	71,179	(4,466)	-	66,713
Net cash used in investing activities	(14,568)	(1,605)	1,520	(14,653)
Net cash used in financing activities	(54,154)	6,120	(1,520)	(49,554)

2.5.	Comparative information

Amounts as of September 30, 2013 and June 30, 2014, which are disclosed for comparative purposes have been taken from the separate financial statements as of such dates. The financial statements originally issued have been subject to certain reclassifications required in order to present these figures comparatively with this period.

During the period beginning on September 30, 2013 and ended September 30, 2014, the Argentine Peso devalued against the US$ and other currencies by around 45.5%, which has an impact in comparative information presented in these Financial Statements, due mainly to the currency exposure of our income and costs, and our assets and liabilities, in foreign currency as detailed in Note 34.

9

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Seasonal effects on operations

The operations of the Company are also subject to seasonal effects. The harvests and sale of grains (corn, soybean and sunflower) generally take place between February and June every year. Wheat is generally harvested between November and January every year. However, milk production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results each quarter.

4.	Acquisitions and disposals

On September 30, 2013, the Company sold receivables from Agropecuaria Acres de Sud S.A., Yuchán Agropecuaria S.A., Yatay Agropecuaria S.A. and Ombú Agropecuaria S.A. for a total amount of US$ 12.4 million, which were capitalized on that same date.

On July 31, 2014 the Company transferred to IRSA an area of 1,058 hectares located in Luján, in Buenos Aires Province. The amount of the transaction was Ps. 210 million, which has already been paid in full.

See summary of acquisitions and additional disposals of the Company for the three-month period ended September 30, 2014 in Note 4 to Unaudited Condensed Interim Consolidated Financial Statements.

5.	Financial risk management and fair value estimates

5.1.	Financial risk

The Company’s activities are exposed to several financial risks, namely: market risk (including exchange rate risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

Note 5 to the annual Consolidated Financial Statements provide information on financial risk management as of June 30, 2014 and 2013. Since June 30, 2014 there have been no changes in the risk management or risk management policies applied by the Company.

10

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.	Financial risk management and fair value estimates (Continued)

5.2.           Fair value estimates

Since June 30, 2014 there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets or liabilities (either measured at fair value or amortized cost). Nor there have been transfers between the several tiers used in estimating the fair value of the Company’s financial instruments, or reclassifications among their respective categories.

6.	Information about principal subsidiaries, associates and joint ventures

The Company conducts its business through several subsidiaries, associates and joint ventures.

Set out below are the changes in Company’s investment in subsidiaries, associates and joint ventures for the three-month period ended September 30, 2014 and for the fiscal year ended June 30, 2014:

	September 30, 2014	June 30, 2014
Beginning of the period / year	2,901,451	2,872,627
Incorporated by merger with Cactus	(63,671)	-
Acquisition of subsidiaries (i)	6,629	(8,657)
Capital contribution	-	79,411
Disposal of interest in subsidiaries	(11,879)	14,862
Share of loss	(208,060)	(528,037)
Currency translation adjustments	(8,375)	631,323
Equity-settled compensation	6,703	30,571
Dividends distributed	(5,852)	(210,299)
Reimbursement of expired dividends	-	1,067
Intergroup transactions	612	18,583
End of the period / year	2,617,558	2,901,451

(i)	Includes the effect of changes in subsidiaries as consequence of repurchase of equity interest.

See changes in Company’s investment in associates and joint ventures for the three-month period ended September 30, 2014 and for the year ended June 30, 2014 in Notes 8 and 9 to the Unaudited Condensed Interim Consolidated Financial Statements.

11

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.	Investment properties

Changes in Company’s investment properties for the three-month period ended September 30, 2014 and for the year ended June 30, 2014 were as follows:

	September 30, 2014	June 30, 2014
Beginning of the period / year	20,184	25,838
Additions	148	2,106
Reclassification to property, plant and equipment	(5,021)	(7,293)
Disposals	(7)	(79)
Depreciation charges (i)	(94)	(388)
End of the period / year	15,210	20,184

(i)	Depreciation charges of investment property were included in “Costs” in the Income Statement (Note 25).

The following amounts have been recognized in the income statement:

	September 30, 2014	September 30, 2013
Rental and service incomes	3,634	2,124
Direct operating expenses	1,871	1,158

12

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.	Property, plant and equipment

Changes in Company’s property, plant and equipment ("PPE") for the three-month period ended September 30, 2014 and for the fiscal year ended June 30, 2014 were as follows:

	Owner-occupied farmland (ii)	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Total
As of June 30, 2013:
Costs	408,158	819	1,280	23,020	6,655	439,932
Accumulated depreciation	(32,596)	(658)	(876)	(14,630)	(3,185)	(51,945)
Net book amount	375,562	161	404	8,390	3,470	387,987
Year ended June 30, 2014:
Opening net book amount	375,562	161	404	8,390	3,470	387,987
Additions	32,369	10	122	2,883	2,371	37,755
Reclassifications to investment properties	7,293	-	-	-	-	7,293
Disposals	(665)	-	(3)	(5)	(220)	(893)
Depreciation charges (i)	(7,108)	(51)	(73)	(1,757)	(1,040)	(10,029)
Closing net book amount	407,451	120	450	9,511	4,581	422,113
Period ended September 30, 2014:
Opening net book amount	407,451	120	450	9,511	4,581	422,113
Residual value from merger with Cactus	1,713	-	5	172	-	1,890
Additions	13,718	15	20	1,034	60	14,847
Reclassifications of investment properties	5,021	-	-	-	-	5,021
Disposals	(9,854)	-	-	(10)	(49)	(9,913)
Depreciation charges (i) (Note 25)	(2,092)	(9)	(19)	(504)	(325)	(2,949)
Closing net book amount	415,957	126	456	10,203	4,267	431,009
As of September 30, 2014:
Costs	459,964	844	1,722	28,359	8,549	499,438
Accumulated depreciation	(44,007)	(718)	(1,266)	(18,156)	(4,282)	(68,429)
Net book amount	415,957	126	456	10,203	4,267	431,009
(i)
For the three-month period ended September 30, 2014, the depreciation expense of property, plant and equipment has been charged as follows: Ps. 398 under the line item “General and administrative expenses”, Ps. 22 under the line item “Selling expenses” and Ps. 2,529 under the line item “Cost” in the Income Statement. For the fiscal year ended June 30, 2014, the depreciation expense of property, plant and equipment has been charged as follows: Ps. 1,480 under the line item “General and administrative expenses”, Ps. 75 under the line item “Selling expenses” and Ps. 8,474 under the line item “Cost” in the Income Statement.

13

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

9.	Intangible assets

Changes in the Company’s intangible assets for the three-month period ended September 30, 2014 and for the year ended June 30, 2014 were as follows:

	Computer software	Rights of use	Total
Opening net book amount	91	19,065	19,156
Additions	37	-	37
Amortization charges (i)	(86)	(752)	(838)
Net book amount as of June 30, 2014	42	18,313	18,355
Additions	27	-	27
Amortization charges (i)	(6)	(188)	(194)
Net book amount as of September 30, 2014	63	18,125	18,188
Costs	436	19,818	20,254
Accumulated depreciation	(373)	(1,693)	(2,066)
Net book amount as of September 30, 2014	63	18,125	18,188

(i)	Amortization charges are included in “General and administrative expenses” in the Income Statement. There is no impairment charges for any of the periods presented.

10.	Biological assets

Changes in the Company’s biological assets for the three-month period ended as of September 30, 2014 and for the year ended June 30, 2014 were as follows:

	September 30, 2014	June 30, 2014
Beginning of the period / year	490,211	274,834
Increase due to purchases	1,345	37,482
Initial recognition and changes in the fair value of biological assets	128,660	610,162
Decrease due to harvest	(193,619)	(355,887)
Decrease due to sales	(54,206)	(75,900)
Decrease due to consumption	(397)	(480)
Incorporated by merger	65	-
End of the period / year	372,059	490,211

14

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.           Biological assets (Continued)

Biological assets as of September 30, 2014 and June 30, 2014 were as follows:

	Classification	September 30, 2014	June 30, 2014
Non-current
Cattle for dairy production	Production	37,384	37,217
Breeding cattle	Production	249,498	254,398
Other cattle	Production	5,595	5,682
Others biological assets	Production	4,461	4,683
Non-current biological assets		296,938	301,980
Current
Cattle for dairy production	Consumable	183	46
Cattle for sale	Consumable	29,055	47,702
Crops fields	Consumable	45,175	139,822
Other cattle	Consumable	708	661
Current biological assets		75,121	188,231
Total biological assets		372,059	490,211

The following tables present the Company’s biological assets that are measured at fair value as of September 30, 2014 and June 30, 2014 and their allocation to the fair value hierarchy:

	September 30, 2014
	Level 1		Level 2	Level 3	Total
Cattle for dairy production	-		37,567	-	37,567
Breeding cattle and cattle for sale	-		278,553	-	278,553
Other cattle	-		6,303	-	6,303
Other biological assets (i)	4,461		-	-	4,461
Crops fields	44,655	(i)	-	520	45,175
Total	49,116		322,423	520	372,059
(i)	Biological assets that have no significant growth, are valued at cost, since it is considered that this value is similar to fair value.

	June 30, 2014
	Level 1		Level 2	Level 3	Total
Cattle for dairy production	-		37,263	-	37,263
Breeding cattle and cattle for sale	-		302,100	-	302,100
Other cattle	-		6,343	-	6,343
Other biological assets (i)	4,683		-	-	4,683
Crops fields	8,561	(i)	-	131,261	139,822
Total	13,244		345,706	131,261	490,211
(i)	Biological assets that have no significant growth, are valued at cost, since it is considered that this value is similar to fair value.

15

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.           Biological assets (Continued)

Changes in Level 3 biological assets for the three-month period ended September 30, 2014 and for the year ended June 30, 2014 are included in the following table:

Crop fields with significant biological growth
As of June 30, 2013	37,400
Initial recognition and changes in the fair value of biological assets	424,298
Harvest	(330,437)
As of June 30, 2014	131,261
Initial recognition and changes in the fair value of biological assets	59,878
Harvest	(190,619)
As of September 30, 2014	520

When no quoted prices in an active market are available, values are based on recognized valuation methods. The company uses a range of valuation models for the measurement of Level 2 and Level 3 biological assets. The following table presents models and main parameters:

Level 2

Description	Pricing model	Parameters
Cattle	Comparable market prices	Price per livestock head/kg and per category

16

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.           Biological assets (Continued)

Level 3

Description	Pricing model	Pricing method	Parameters	Range
Crop fields	Discounted cash flows	-	Yields – Operating cost –Selling expenses - Future sale prices	Argentina:
Yields 0.5 - 0.6 tn/ha
Future sale prices: 2,313 - 2,313 Ps./tn
Selling expenses: 594 - 614 Ps./tn
Operating cost: 420 -642 Ps./ha

During the period ended September 30, 2014 and the year ended June 30, 2014 there have been no transfers between the several tiers used in estimating the fair value of the Company’s biological assets, or reclassifications among their respective categories.

See information on valuation processes used by the entity and on the sensitivity of fair value valuation to changes in material non-observable input data in Note 5.c. to the consolidated financial statements as of June 30, 2014.

As of September 30, 2014 and June 30, 2014, the better and maximum use of biological assets shall not significantly differ from the current use.

11.	Inventories

Company’s inventories as of September 30, 2014 and June 30, 2014 were as follows:

	September 30, 2014	June 30, 2014
Current
Crops	110,523	131,975
Materials and inputs	67,265	56,774
Seeds and fodders	61,714	28,329
Total inventories	239,502	217,078

As of September 30, 2014 and June 30, 2014 the cost of inventories recognized as expense amounted to Ps. 205,384 and Ps. 425,687, respectively and they have been included in “Costs”.

17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

12.	Financial instruments by category

Determining fair values

See determination of the fair value of the Company in Note 16 to the Unaudited Condensed Interim Consolidated Financial Statements.

The following tables present the Company’s financial assets and financial liabilities that are measured at fair value as of September 30, 2014 and June 30, 2014 and their allocation to the fair value hierarchy:

	September 30, 2014
	Level 1	Level 2	Level 3	Total
Assets
Investment in financial assets:
- Mutual funds	228,409	-	-	228,409
- Corporate bonds related parties	63,635	-	-	63,635
Derivative financial instruments:
- Commodities	2,218	-	-	2,218
- Foreign-currency contracts	-	11	-	11
Cash and cash equivalents	2,556	-	-	2,556
Total Assets	296,818	11	-	296,829

	September 30, 2014
	Level 1	Level 2	Level 3	Total
Liabilities
Derivative financial instruments:
- Swaps	-	22	-	22
- Foreign-currency contracts	-	19,493	-	19,493
Total Liabilities	-	19,515	-	19,515

	June 30, 2014
	Level 1	Level 2	Level 3	Total
Assets
Investment in financial assets:
- Mutual funds	3,147	-	-	3,147
- Corporate bonds related parties	62,687	-	-	62,687
- Government bonds	192,940	-	-	192,940
Derivative financial instruments:
- Swaps	-	405	-	405
Cash and cash equivalents	2,605	-	-	2,605
Total Assets	261,379	405	-	261,784

18

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

12.	Financial instruments by category (Continued)

	June 30, 2014
	Level 1	Level 2	Level 3	Total
Liabilities
Derivative financial instruments:
- Foreign-currency contracts	-	38,441	-	38,441
Total Liabilities	-	38,441	-	38,441

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Company uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from Note 16 to the Unaudited Condensed Interim Consolidated Financial Statements.

13.	Trade and other receivables

The detail of the Company’s trade and other receivables as of September 30, 2014 and June 30, 2014 were as follows:

	September 30, 2014	June 30, 2014
Non-current
Others	12	-
Total Non-current other receivables	12	-
Total Non-current trade and other receivables	12	-
Current
Receivables from sale of agricultural products and services	47,498	64,378
Deferred checks received	1,370	3,624
Debtors under legal proceedings	1,497	556
Less: allowance for doubtful accounts	(2,401)	(893)
Current trade receivables	47,964	67,665
Prepayments	30,145	35,864
VAT receivables	21,262	14,206
Personnel Loans	3,772	3,557
Gross sales tax credit	2,312	1,556
Other tax receivables	3,381	1,538
Advance payments	4,006	2,659
Expenses and services to recover	2,093	2,219
Others	159	2,198
Less: allowance for doubtful accounts	(20)	-
Total Current other receivables	67,110	63,797
Related parties (Note 30)	187,282	209,696
Total Current trade and other receivables	302,356	341,158
Total trade and other receivables	302,368	341,158

  19

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

13.	Trade and other receivables (Continued)

The fair values of current trade and other receivables are approximate of their respective carrying amounts due to their short-term nature.

Movements on the Company’s allowance for doubtful accounts are as follows:

	September 30, 2014	June 30, 2014
Beginning of the period / year	893	415
Balances as a result of the merger with Cactus	1,434	-
Charges	111	481
Recoveries / uses	(17)	(3)
End of the period / year	2,421	893

The addition and release of allowance for doubtful account have been included in “Selling expenses” in the income statement (Note 25). Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

14.	Investment in financial assets

Company’s investments in financial assets as of September 30, 2014 and June 30, 2014 were as follows:

	September 30, 2014	June 30, 2014

Current
Corporate bonds related parties (Note 30)	63,635	62,687
Government bonds	-	192,940
Mutual funds	228,409	3,147
Total Current	292,044	258,774
Total Investment in Financial Assets	292,044	258,774

20

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

15.	Derivative financial instruments

Derivative financial instruments of the Company as of September 30, 2014 and June 30, 2014 are as follows:

	September 30, 2014	June 30, 2014
Assets
Current
Commodities	2,218	-
Foreign-currency contracts	11	-
Swaps	-	405
Total current assets	2,229	405
Total assets	2,229	405

Liabilities
Current
Foreign-currency contracts	19,493	38,441
Swaps	22	-
Total current liabilities	19,515	38,441
Total liabilities	19,515	38,441

16.	Cash flow information

The following table shows the amounts of cash and cash equivalents as of September 30, 2014 and June 30, 2014:

	September 30, 2014	June 30, 2014
Cash on hand and at banks	118,343	50,867
Mutual funds	2,556	2,605
Total cash and cash equivalents	120,899	53,472

21

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.	Cash flow information (Continued)

Following is a detailed description of cash flows used in the Company’s operations for the three-month periods ended September 30, 2014 and 2013:

	September 30, 2014	September 30, 2013
Loss for the period	(122,005)	(97,849)
Adjustments for:
Income tax expense	(62,124)	(61,255)
Depreciation	3,043	2,512
Amortization	194	231
Gain from disposal of farmlands	(195,875)	-
(Gain)/Loss from disposal and release of investment property and property, plant and equipment	(87)	21
Increase of interest in subsidiaries, associates and joint ventures through an increase in equity-settled compensation	2,971	1,808
Unrealized loss from derivative financial instruments	28,655	1,513
Changes in fair value of financial assets at fair value through profit or loss	(19,827)	(14,896)
Accrued interest, net	40,421	41,149
Unrealized initial recognition and changes in the fair value of biological assets	(80,496)	(31,360)
Changes in the net realizable value of agricultural produce after harvest	14,822	4,284
Provisions	16,662	2,720
Share of loss / (profit) of subsidiaries, associates and joint ventures	208,060	(18,490)
Unrealized foreign exchange loss, net	80,180	98,436
Changes in operating assets and liabilities:
Decrease in biological assets	198,713	71,040
(Increase) / Decrease in inventories	(37,246)	26,772
Decrease in trade and other receivables	19,011	14,578
Increase in derivative financial instruments	(2,235)	(914)
Increase in trade and other payables	5,612	35,763
Decrease in payroll and social security liabilities	(28,170)	(4,884)
Net cash generated from operating activities before income tax paid	70,279	71,179

22

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.	Cash flow information (Continued)

The following table shows a detail of non-cash transaction occurred during the three-month periods ended as of September 30, 2014 and 2013:

	September 30, 2014	September 30, 2013
Non-cash activities
Dividends not collected	(4,199)	(1,373)
Decrease (Increase) of investment in subsidiaries, associates and joint ventures by currency translation adjustment	8,375	(71,588)
Increase of investment in subsidiaries, associates and joint ventures through an increase in trade and other payables	876	-
Increase of investment in subsidiaries, associates and joint ventures through a decrease in trade and other receivables	-	71,941
Decrease in investments in subsidiaries, associates and joint ventures through an increase in trade and other receivables	(2,547)	(476)
Increase in property, plant and equipment through an increase in trade payables	343	-
Increase in investment in financial assets through a decrease in property, plant and equipment	48,217	-
Equity-settled compensation	9,098	4,052
Increase in trade and other receivables through a decrease in property, plant and equipment	485	-
Repayment of loan as a result of merger	(25,243)	-

Cash incorporated by merger

September 30, 2014
Assets
Property, plant and equipment	1,889
Investments in associates and joint ventures	(63,670)
Income tax credit	2,372
Biological assets	65
Trade and other receivables	66,912
Total assets	7,568

Liabilities
Deferred income tax liabilities	(398)
Provisions	(379)
Trade and other payables	(3,847)
Income tax and minimum presumed income tax	(679)
Payroll and social security liabilities	(130)
Borrowings	(2,017)
Provisions	(626)
Total liabilities	(8,076)
Cash incorporated by merger	(508)

23

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

17.	Trade and other payables

The detail of the Company’s trade and other payables as of September 30, 2014 and June 30, 2014 were as follows:

	September 30, 2014	June 30, 2014
Non-current
Tax on shareholders’ personal assets	1,094	1,170
Total non-current other payables	1,094	1,170
Total non-current trade and other payables	1,094	1,170
Current
Trade payables	58,727	38,490
Provisions	56,161	45,419
Total current trade payables	114,888	83,909
Sales, rent and services payments received in advance	1,904	2,084
Guarantee deposits	500	3,428
Gross sales tax payable	1,105	717
Tax amnesty plan for payable taxes	267	306
Withholdings tax	2,142	1,762
Tax on shareholders’ personal assets	6,935	5,067
Others	783	638
Total current other payables	13,636	14,002
Related parties (Note 30)	18,506	18,791
Total current trade and other payables	147,030	116,702
Total trade and other payables	148,124	117,872

The values of current trade and other payables are approximate of their respective carrying amounts due to their short-term nature.

18.	Payroll and social security liabilities

The detail of the Company’s salaries and social security liabilities as of September 30, 2014 and June 30, 2014 were as follows:

	September 30, 2014	June 30, 2014
Current
Provision for vacations and bonuses	17,027	43,080
Social security payable	3,850	6,026
Salaries payable	204	40
Social security payable of equity-settled compensation	3,628	3,628
Total payroll and social security liabilities	24,709	52,774

  24

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

19.	Provisions

The table below shows the movements in Company's provisions categorized by type of provision:

	Labor, legal and other claims	Tax and social security	Total
As of June 30, 2013	1,617	5	1,622
Additions	148	-	148
Used during period	-	(3)	(3)
As of June 30, 2014	1,765	2	1,767
Balances as a result of the merger with Cactus	1,006		1,006
Additions	589	-	589
Used during period	(48)	(2)	(50)
As of September 30, 2014	3,312	-	3,312

The analysis of total provisions was as follows:

	September 30, 2014	June 30, 2014
Non-current	3,303	1,687
Current	9	80
	3,312	1,767

20.	Borrowings

The detail of the Company’s borrowings as of September 30, 2014 and June 30, 2014 were as follows:

						Value as of
	Secured/ unsecured	Currency	Fixed/ Floating	Effective interest rate %	Nominal Value (in million)	September 30, 2014	June 30, 2014
Non-current
CRESUD NCN Class XIV due 2018	Unsecured	US$	Fixed	1.50%	32	268,696	259,192
CRESUD NCN Class XV due 2015	Unsecured	Ps.	Floating	23.67%	176	58,715	117,299
CRESUD NCN Class XVI due 2018	Unsecured	US$	Fixed	1.50%	109	927,951	896,032
CRESUD NCN Class XVII due 2016	Unsecured	Ps.	Floating	Badlar + 250 bps	176	170,932	-
CRESUD NCN Class XVIII due 2019	Unsecured	US$	Fixed	4.00%	34	285,864	-
Loan from Banco Ciudad	Unsecured	US$	Floating	Libor + 300 bps or 6% (the higher)	15	115,442	111,363
Loan from Banco de La Pampa	Unsecured	Ps.	Floating	Rate Survey PF 30-59 days	20	13,196	16,665
Loan from Banco de la Provincia de Buenos Aires	Unsecured	Ps.	Fixed	15.01%	24	6,820	6,804
Finance lease obligations	Secured	US$	Fixed	10.75%	-	378	215
Non-current borrowings						1,847,994	1,407,570

25

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

20.	Borrowings (Continued)

						Value as of
	Secured/ unsecured	Currency	Fixed/ Floating	Effective interest rate %	Nominal Value (in million)	September 30, 2014	June 30, 2014
Current
CRESUD NCN Class VIII due 2014	Unsecured	US$	Fixed	7.5%	60	-	499,113
CRESUD NCN Class XI due 2015 (i)	Unsecured	Ps.	Floating	Badlar + 375 bps	80.5	53,803	53,726
CRESUD NCN Class XII due 2014	Unsecured	Ps.	Floating	Badlar + 410 bps	102	34,929	69,971
CRESUD NCN Class XIII due 2015	Unsecured	US$	Fixed	1.90%	79	669,322	644,965
CRESUD NCN Class XIV due 2018	Unsecured	US$	Fixed	1.50%	32	254	150
CRESUD NCN Class XV due 2015	Unsecured	Ps.	Floating	23.67%	176	122,107	63,883
CRESUD NCN Class XVI due 2018	Unsecured	US$	Fixed	1.50%	109	4,702	4,222
CRESUD NCN Class XVII due 2016	Unsecured	Ps.	Floating	Badlar + 250 bps	176	419	-
CRESUD NCN Class XVIII due 2019	Unsecured	US$	Fixed	4.00%	34	985	-
Loan from Banco Ciudad	Unsecured	US$	Floating	Libor + 300 bps or 6% (the higher)	15	7,862	9,267
Loan from Banco de La Pampa	Unsecured	Ps.	Floating	Rate Survey PF 30-59 days	20	7,090	4,285
Loan from Banco de la Provincia de Buenos Aires	Unsecured	Ps.	Fixed	15.01%	24	7,412	6,880
Loan from Cactus	Unsecured	Ps.	Floating	Badlar	23	-	25,243
Finance lease obligations	Secured	US$	Fixed	10.75%	-	439	323
Bank overdrafts	Unsecured	Ps.	Fixed	-	-	42,561	140,825
Current borrowings						951,885	1,522,853
Total borrowings						2,799,879	2,930,423

(i)
Includes an outstanding balance of Ps. 5,068 and Ps. 9,010 with ERSA and PAMSA, respectively, as of 09.30.14. Includes an outstanding balance of Ps. 5,068 and Ps. 9,010 with ERSA and PAMSA, respectively, as of 06.30.14.

The fair value of current borrowings at fixed-rate and current and non-current borrowings at floating-rate equals their carrying amount, as the impact of discounting is not significant. Fair values are based on discounted cash flows (Level 2 of fair value hierarchy).

	September 30, 2014	June 30, 2014
CRESUD Class XIII NCN due 2015	670,832	647,198
CRESUD Class XIV NCN due 2018	270,192	260,673
CRESUD Class XVI NCN due 2018	921,381	888,920
CRESUD Class XVIII NCN due 2019	284,704	-
Long-term loans	16,770	20,206
Total	2,163,879	1,816,997

26

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.	Taxation

The details of the provision for the Company’s income tax were as follows:

	September 30, 2014	September 30, 2013
Deferred income tax	62,124	61,255
Income tax	62,124	61,255

The gross movements on the deferred income tax account were as follows:

	September 30, 2014	June 30, 2014
Beginning of the period / year	302,991	15,212
Balance from merger with Cactus	(398)	-
Reserve for changes in investment in subsidiaries	(17,604)	-
Charged to the income statement	62,124	287,779
End of the period / year	347,113	302,991

The Company´s income tax expense charge differs from the theoretical amount that would arise using the weighted average tax rate applicable to Company´s profit before tax as follows:

	September 30, 2014	September 30, 2013
Tax calculated at the tax applicable tax rate in effect	64,445	55,686
Permanent differences:
Share of (profit) / loss of subsidiaries, associates and joint ventures	(1,150)	6,471
Tax on personal assets	(1,351)	(949)
Others	180	47
Income tax expense	62,124	61,255

22.	Shareholders’ Equity

Special reserve

Pursuant to CNV General Ruling No. 609/12, the Company set up a special reserve, to reflect the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last financial statements prepared in accordance with previously effective accounting standards. This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized, or otherwise to absorb potential negative balances in Retained Earnings.

27

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

23.	Revenues

	September 30, 2014	September 30, 2013
Crops	237,307	220,491
Cattle	62,179	30,885
Dairy	17,467	11,763
Supplies	795	457
Leases and agricultural services	3,634	2,124
Total revenues	321,382	265,720

24.	Costs

	September 30, 2014	September 30, 2013
Crops	289,575	218,445
Cattle	82,240	55,503
Dairy	32,836	22,895
Leases and agricultural services	1,871	1,158
Other costs	2,320	1,763
Total costs	408,842	299,764

28

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

25.	Expenses by nature

For the three-month period ended as of September 30, 2014:

	Costs
	Cost of sales and agricultural services	Cost of agricultural production	Others operating costs	General and administrative expenses	Selling expenses	Total
Supplies and labor	224	117,732	7	-	142	118,105
Leases and expenses	3	281	13	716	26	1,039
Amortization and depreciation (i)	529	1,643	741	398	22	3,333
Doubtful accounts	-	-	-	-	94	94
Changes in biological assets and agricultural produce	258,561	-	-	-	-	258,561
Advertising, publicity and other selling expenses	-	-	-	-	384	384
Maintenance and repairs	569	4,234	330	679	39	5,851
Payroll and social security expenses	717	14,259	656	14,128	950	30,710
Fees and payments for services	58	583	352	1,706	179	2,878
Freights	5	2,831	-	9	36,577	39,422
Bank commissions and expenses	-	161	-	890	1,582	2,633
Conditioning and clearance	-	-	-	-	5,722	5,722
Director’s fees	-	-	-	4,014	-	4,014
Taxes, rates and contributions	65	1,359	23	1,294	8,489	11,230
Others	-	2,708	198	843	21	3,770
Total expenses by nature	260,731	145,791	2,320	24,677	54,227	487,746

(i)	Includes Ps. 96 corresponding to shared services amortization.

  29

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

25.	Expenses by nature (Continued)

For the three-month period ended as of September 30, 2013:

	Costs
	Cost of sales and agricultural services	Cost of agricultural production	Others operating costs	General and administrative expenses	Selling expenses	Total
Supplies and labor	114	57,004	-	-	-	57,118
Leases and expenses	8	265	30	680	37	1,020
Amortization and depreciation	450	1,322	659	368	15	2,814
Doubtful accounts	-	-	-	-	274	274
Changes in biological assets and agricultural produce	220,901	-	-	-	-	220,901
Advertising, publicity and other selling expenses	-	-	-	-	72	72
Maintenance and repairs	190	2,485	26	556	16	3,273
Payroll and social security expenses	802	9,074	921	12,373	1,032	24,202
Fees and payments for services	25	1,012	33	969	72	2,111
Freights	8	2,224	5	1	18,244	20,482
Bank commissions and expenses	-	146	-	596	781	1,523
Conditioning and clearance	-	-	-	-	5,264	5,264
Director’s fees	-	-	-	15,216	-	15,216
Taxes, rates and contributions	55	1,007	4	116	7,055	8,237
Others	46	863	85	547	47	1,588
Total expenses by nature	222,599	75,402	1,763	31,422	32,909	364,095

  30

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.	Employee costs

	September 30, 2014	September 30, 2013
Salaries, bonuses and social security costs	25,415	20,979
Other benefits and expenses	2,399	1,362
Share-based payments	2,971	1,808
Pension costs – defined contribution plan	(75)	53
	30,710	24,202

27.	Other operating results, net

	September 30, 2014	September 30, 2013
Administration fee	455	528
Management fee	-	14
Gain from commodity derivative financial instruments	2,491	807
Gain / (Loss) from disposal of property, plant and equipment	87	(21)
Tax on shareholders’ personal assets	(3,859)	(2,712)
Donations	(164)	(113)
Project analysis and assessment	13	(711)
Contingencies	(618)	(4)
Transfer of consulting arrangement	10,627	-
Others	(37)	(477)
Total other operating results, net	8,995	(2,689)

  31

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

28.	Financial results, net

	September 30, 2014	September 30, 2013
Finance income:
- Interest income	4,457	3,342
- Foreign exchange gains	6,128	8,821
Finance income	10,585	12,163

Finance costs:
- Interest expense	(44,878)	(44,491)
- Foreign exchange losses	(90,538)	(102,590)
- Other finance costs	(10,142)	(2,600)
Finance costs	(145,558)	(149,681)
Other finance results:
- Fair value gains of financial assets at fair value through profit or loss	19,827	14,896
- Loss from derivative financial instruments (except commodities)	(29,144)	(599)
Total other finance results	(9,317)	14,297
Total financial results, net	(144,290)	(123,221)

29.	Share-based payments

See Note 34 to the Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2014 and June 30, 2014.

  32

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Related party transactions

See description of the main transactions conducted with related parties in Note 39 to the Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2014 and 2013.

The following is a summary of the balances with related parties as of September 30, 2014:

Related party	Description of transaction	Investments in Financial assets current	Trade and other receivables current	Trade and other payables current	Borrowings current
Subsidiaries
IRSA Inversiones y Representaciones S.A.	Corporate services	-	7,305	-	-
	Share-based payments	-	4,214	-	-
	Non-convertible notes	40,595	-	-	-
	Leases	-	-	(104)	-
	Sale of goods and/or services	-	-	(216)	-
	Reimbursement of expenses	-	941	-	-
Brasilagro	Financial operations	-	34,782	-	-
	Reimbursement of expenses	-	992	(2,750)	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	Reimbursement of expenses	-	132	-	-
	Sale of goods and/or services	-	30,090	(154)	-
	Financial operations	-	1,672	-	-
Helmir S.A.	Financial operations	-	-	(874)	-
Ombú Agropecuaria S.A.	Administration fee	-	1,318	-	-
FyO Trading S.A.	Reimbursement of expenses	-	1	-	-
Agropecuaria Acres del Sud S.A.	Financial operations	-	8,432	-	-
	Administration fee	-	1,919	-	-
	Reimbursement of expenses	-	270	-	-
Yatay Agropecuaria S.A.	Administration fee	-	1,318	-	-

  33

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Related party transactions (Continued)

Related party	Description of transaction	Investments in Financial assets current	Trade and other receivables current	Trade and other payables current	Borrowings current
Yuchán Agropecuaria S.A.	Administration fee	-	1,318	-	-
Futuros y Opciones.Com S.A.	Brokerage	-	3,151	(420)	-
	Reimbursement of expenses	-	94	-	-
	Others	-	-	(63)	-
	Administration fee	-	46	-	-
Total Subsidiaries		40,595	97,995	(4,581)	-

Associates
Agro Managers S.A.	Reimbursement of expenses	-	203	-	-
Agro-Uranga S.A.	Dividends receivable	-	4,238	-	-
	Purchase of goods and/or services	-	-	(542)	-
Total Associates		-	4,441	(542)	-

Subsidiaries of the subsidiaries
Alto Palermo S.A.	Share-based payments	-	14,124	(604)	-
	Non-convertible Notes	23,040	-	-	-
	Corporate services	-	11,246	-	-
	Others	-	63	-	-
Emprendimiento Recoleta S.A.	Reimbursement of expenses	-	10	-	-
	Non-convertible Notes	-	-	-	(5,068)
E-Commerce Latina S.A.	Reimbursement of expenses
Panamerican Mall S.A.	Reimbursement of expenses	-	23	-	-
	Non-convertible Notes	-	-	-	(9,010)
Total Subsidiaries of the subsidiaries		23,040	25,466	(604)	(14,078)

34

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Related party transactions (Continued)

Related party	Description of transaction	Investments in Financial assets current	Trade and other receivables current	Trade and other payables current	Borrowings current
Associates of the subsidiaries
Tarshop S.A.	Reimbursement of expenses	-	2	-	-
Total Associates of the subsidiaries		-	2	-	-

Joint Ventures of the subsidiaries
Cyrsa S.A.	Reimbursement of expenses	-	85	-	-
Total Joint Ventures of the subsidiaries		-	85	-	-

Other Related parties
Consultores Asset Management S.A. (CAMSA)	Advances to be recovered	-	1,466	-	-
	Reimbursement of expenses	-	140	-	-
Fundación IRSA	Reimbursement of expenses	-	3	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	(235)	-
Inversiones Financieras del Sur S.A.	Financial operations	-	57,607	-	-
Other Related parties		-	59,216	(235)	-

Directors and Senior Management
Directors and Senior Management	Reimbursement of expenses	-	77	-	-
	Directors’ fees	-	-	(12,544)	-
Total Directors and Senior Management		-	77	(12,544)	-
		63,635	187,282	(18,506)	(14,078)

  35

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2014:

Related party	Description of transaction	Investments in financial assets current	Trade and other receivables current	Trade and other payables current	Borrowings current
Subsidiaries IRSA Inversiones y Representaciones S.A.
	Corporate services	-	12,492	-	-
	Leases	-	-	(1,598)	-
	Non-convertible notes	40,781	-	-	-
	Sale of goods and/or services	-	-	(701)	-
	Share-based payments	-	3,673	-	-
	Dividends receivable	-	36,462	-	-
	Reimbursement of expenses	-	814	-	-
Brasilagro	Financial operations	-	7,600	-	-
	Reimbursement of expenses	-	788	(2,727)	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	Reimbursement of expenses	-	331	-	-
	Sale of goods and/or services	-	9,802	(30)	-
Helmir S.A.	Financial operations	-	10,069	-	-
Ombú Agropecuaria S.A.	Administration fee	-	1,190	-	-
Agropecuaria Acres del Sud S.A.	Administration fee	-	1,919	-	-
	Reimbursement of expenses	-	202	-	-
Cactus Argentina S.A.	Reimbursement of expenses	-	196	-	-
	Financial operations	-	1,671	-	(25,243)
	Purchase of goods and/or services	-	-	(922)	-
	Management fees	-	3,029	-	-
Yatay Agropecuaria S.A.	Administration fee	-	1,190	-	-

36

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets current	Trade and other receivables current	Trade and other payables current	Borrowings current
Yuchán Agropecuaria S.A.	Administration fee	-	1,190	-	-
Futuros y Opciones.Com S.A.	Brokerage	-	6,840	(1,888)	-
	Reimbursement of expenses	-	117	-	-
	Financial operations	-	16,540	-	-
	Administration fee	-	636	-	-
Total Subsidiaries		40,781	116,751	(7,866)	(25,243)

Associates
Agro Managers S.A.	Reimbursement of expenses	-	303	-	-
Agro-Uranga S.A.	Purchase of goods and/or services	-	-	(112)	-
	Dividends receivable	-	39	-	-
Total Associates		-	342	(112)	-

Subsidiaries of the subsidiaries
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	(1)	-
Nuevas Fronteras S.A.	Reimbursement of expenses	-	-	(2)	-
Alto Palermo S.A.	Reimbursement of expenses	-	2,873	-	-
	Share-based payments	-	10,557	-	-
	Non-convertible Notes	21,906	-	-	-
	Corporate services	-	21,218	-	-
Emprendimiento Recoleta S.A.	Reimbursement of expenses	-	7	-	-
	Non-convertible Notes	-	-	-	(5,068)
Panamerican Mall S.A.	Reimbursement of expenses	-	27	-	-
	Non-convertible Notes	-	-	-	(9,010)
Fibesa S.A.	Reimbursement of expenses	-	2	-	-
Total Subsidiaries of the subsidiaries		21,906	34,684	(3)	(14,078)

  37

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets current	Trade and other receivables current	Trade and other payables current	Borrowings current
Associates of the subsidiaries
Tarshop S.A.	Reimbursement of expenses	-	2	-	-
Total Associates of the subsidiaries		-	2	-	-

Joint Ventures of the subsidiaries
Cyrsa S.A.	Reimbursement of expenses	-	74	-	-
Total Joint Ventures of the subsidiaries		-	74	-	-

Other Related parties
Consultores Asset Management S.A. (CAMSA)	Advances	-	1,468	-	-
	Reimbursement of expenses	-	1,930	-	-
Fundación IRSA	Reimbursement of expenses	-	3	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	(205)	-
Inversiones Financieras del Sur S.A.	Financial operations	-	54,346	-	-
Other Related parties		-	57,747	(205)	-

Directors and Senior Management
Directors and Senior Management	Reimbursement of expenses	-	96	-	-
	Fees	-	-	(10,605)	-
Total Directors and Senior Management		-	96	(10,605)	-
		62,687	209,696	(18,791)	(39,321)

 38

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Related party transactions (Continued)

The following is a summary of the transactions with related parties for the three-month period ended as of September 30, 2014:

Related party	Leases and/or rights of use	Administration and management fees	Sale of goods and/or services	Corporate services	Legal services	Financial operations	Compensation of Directors and Senior Management
Subsidiaries
IRSA Inversiones y Representaciones S.A.	(616)	-	-	7,609	-	2,305	-
BrasilAgro S.A.	-	-	-	-	-	11,343	-
Futuros y Opciones.Com S.A.	-	(71)	-	-	-	430	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	-	-	32,204	-	-	(72)	-
Helmir S.A.	-	-	-	-	-	458	-
Agropecuaria Acres del Sud S.A.	-	-	-	-	-	2	-
Ombú Agropecuaria S.A.	-	128	-	-	-	-	-
Yuchán Agropecuaria S.A.	-	128	-	-	-	-	-
Yatay Agropecuaria S.A.	-	128		-	-	-	-
Total Subsidiaries	(616)	313	32,204	7,609	-	14,466	-

Associates
Agro-Uranga S.A.	-	-	2,107	-	-	-	-
Total Associates	-	-	2,107	-	-	-	-

Subsidiaries of the subsidiaries
Emprendimiento Recoleta S.A.	-	-	-	-	-	(320)	-
Panamerican Mall S.A.	-	-	-	-	-	(569)	-
Alto Palermo S.A.	21	-	-	13,842	-	1,258	-
Total Subsidiaries of the subsidiaries	21	-	-	13,842	-	369	-

39

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.           Related party transactions (Continued)

Related party	Leases and/or rights of use	Administration and management fees	Sale of goods and/or services	Corporate services	Legal services	Financial operations	Compensation of Directors and Senior Management
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	-	(163)	-	-
Inversiones Financieras del Sur S.A.	-	-	-	-	-	3,246	-
Hamonet S.A.	(41)	-	-	-	-	-	-
Isaac Elsztain e Hijos S.C.A.	(79)	-	-	-	-	-	-
Total Other Related parties	(120)	-	-	-	(163)	3,246	-

Directors and Senior Management
Directors	-	-	-	-	-	-	(4,014)
Senior Management	-	-	-	-	-	-	(1,640)
Total Directors and Senior Management	-	-	-	-	-	-	(5,654)
	(715)	313	34,311	21,451	(163)	18,081	(5,654)

40

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.           Related party transactions (Continued)

The following is a summary of the transactions with related parties for the three-month period ended as of September 30, 2013:

Related party	Leases and/or rights of use	Administration and management fees	Sale of goods and/or services	Purchase of agricultural goods and/or services	Corporate services	Legal services	Financial operations	Compensation of Directors and Senior Management
Subsidiaries
IRSA Inversiones y Representaciones S.A.	(316)	-	-	-	7,606	-	-	-
Cactus Argentina S.A.	-	-	-	(3,919)	-	-	26	-
Futuros y Opciones.Com S.A.	-	29	-	-	-	-	(461)	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	-	-	6,979	-	-	-	-	-
Helmir S.A.	-	-	-	-	-	-	761	-
Agropecuaria Acres del Sud S.A.	-	-	-	-	-	-	1,489	-
Ombú Agropecuaria S.A.	-	166	-	-	-	-	2,779	-
Yuchán Agropecuaria S.A.	-	166	-	-	-	-	1,473	-
Yatay Agropecuaria S.A.	-	166	-	-	-	-	1,316	-
Total Subsidiaries	(316)	527	6,979	(3,919)	7,606	-	7,383	-

Associates								-
Agro-Uranga S.A.	-		-	1,886	-	-	-	-
Total Associates	-		-	1,886	-	-	-	-

Joint Ventures								-
Cresca S.A.	-	14	-	-	-	-	-	-
Total Joint Ventures	-	14	-	-	-	-	-	-

Subsidiaries of the subsidiaries								-
Emprendimiento Recoleta S.A.	-	-	-	-	-	-	(853)	-
Panamerican Mall S.A.	-	-	-	-	-	-	(915)	-
Alto Palermo S.A.	-	-	-	-	20,245	-	-	-
Total Subsidiaries of the subsidiaries	-	-	-	-	20,245	-	(1,768)	-

41

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.           Related party transactions (Continued)

Related party	Leases and/or rights of use	Administration and management fees	Sale of goods and/or services	Purchase of agricultural goods and/or services	Corporate services	Legal services	Financial operations	Compensation of Directors and Senior Management
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	-	-	(36)	-	-
Inversiones Financieras del Sur S.A.	-	-	-	-	-	-	3,373	-
Hamonet S.A.	(28)	-	-	-	-	-	-	-
Isaac Elsztain e Hijos S.C.A.	(52)	-	-	-	-	-	-	-
Total other Related parties	(80)	-	-	-	-	(36)	3,373	-

Directors and Senior Management
Directors and Senior Management	-	-	-	-	-	-	-	(15,216)
Total Directors and Senior Management	-	-	-	-	-	-	-	(15,216)
	(396)	541	6,979	(2,033)	27,851	(36)	8,988	(15,216)

42

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

31.	CNV General Resolution N°. 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N°. 622, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 - Investment properties
Note 8 - Property, plant and equipment
Exhibit B - Intangible assets	Note 9 - Intangible assets
Exhibit C - Equity investments	Note 32 - Investments in subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 12 - Financial instruments by category
Exhibit E - Provisions	Note 13 - Trade and other receivables
Note 19 – Provisions
Exhibit F - Cost of sales and services	Note 33 - Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 34 - Foreign currency assets and liabilities
Exhibit H - Exhibit of expenses	Note 25 - Expenses by nature

43

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

32.	Investments in subsidiaries, associates and joint ventures

Issuer and type of securities	Class	Amount	Value recorded as of 09.30.14	Value recorded as of 06.30.14	Market value as of 09.30.14	Issuer’s information					Interest in common stock
						Main activity	Place of business / country of incorporation	Last financial statement issued
								Common stock (nominal value)	Income (loss) for the period	Shareholders’ equity
Subsidiaries

BrasilAgro Companhia	Shares	23,150,050	770,074	808,513	Rs. 9.0600	Agricultural	Brazil	875,381	13,607	1,936,876	39.76%
Brasileira de Propriedades	Higher value		107,636	107,636
Agrícolas	Goodwill		9,149	9,770
	Intergroup transactions		(1,389)	(1,389)
			885,470	924,530

Cactus Argentina S.A.	Shares	-	-	100,056	Not publicly traded	Agroindustrial	Argentina	-	-	-	-
			-	100,056

Doneldon	Shares	551,481	27,014	32,704	Not publicly traded	Agricultural	Uruguay	551	(12,508)	184,676	100.00%
	Intergroup transactions		157,662	157,662
			184,676	190,366

Futuros y Opciones S.A.	Shares	972,614	16,220	14,134	Not publicly traded	Brokerage	Argentina	1,632	5,409	27,218	59.59%
			16,220	14,134

FyO Trading S.A.	Shares	4,832	5	5	Not publicly traded	Brokerage	Argentina	220	(4)	208	2.20%
			5	5

44

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

32.	Investments in subsidiaries, associates and joint ventures (Continued)

Issuer and type of securities	Class	Amount	Value recorded as of 09.30.14	Value recorded as of 06.30.14	Market value as of 09.30.14	Issuer’s information					Interest in common stock
						Main activity	Place of business / country of incorporation	Last financial statement issued
								Common stock (nominal value)	Income (loss) for the period	Shareholders’ equity

Helmir S.A.	Shares	548,230,675	215,594	209,133	Not publicly traded	Investment	Uruguay	90,624	4,283	219,152	100.00%
			215,594	209,133

IRSA Inversiones y Representaciones S.A.	Shares	375,359,190	1,349,758	1,307,667	20.500	Real Estate	Argentina	573,771	(3,063)	2,056,805	65.42%
	Intergroup transactions		(222,455)	(17,681)
	Higher value		106,269	107,527
	Goodwill		14,331	14,331
			1,247,903	1,411,844

Sociedad Anónima Carnes Pampeanas S.A.	Shares	30,000,432	36,221	14,119	Not publicly traded	Agroindustrial	Argentina	30,000	363	36,221	100%
			36,221	14,119
Total Subsidiaries			2,586,089	2,864,187

Associates

Agromanagers S.A.	Shares	981,029	1,871	2,011	Not publicly traded	Investment	Argentina	2,094	(300)	3,994	46.84%
	Goodwill		796	796
			2,667	2,807

  45

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

32.	Investments in subsidiaries, associates and joint ventures (Continued)

Issuer and type of securities	Class	Amount	Value recorded as of 09.30.14	Value recorded as of 06.30.14	Market value as of 09.30.14	Issuer’s information					Interest in common stock
						Main activity	Place of business / country of incorporation	Last financial statement issued
								Common stock (nominal value)	Income (loss) for the period	Shareholders’ equity

Agrouranga S.A.	Shares	893,069	17,506	23,239	Not publicly traded	Agricultural	Argentina	2,500	(2,840)	49,004	35.72%
	Higher value		11,179	11,179
			28,685	34,418

Granos Olavarría S.A.	Shares	264	102	24	Not publicly traded	Agricultural	Argentina	512	3,501	4,629	2.20%
	Goodwill		15	15
			117	39
Total Associates			31,469	37,264
Total investments in subsidiaries, associates and joint ventures as of 09.30.14			2,617,558	-
Total investments in subsidiaries, associates and joint ventures as of 06.30.14			-	2,901,451

  46

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

33.	Cost of sales and services provided

Description	Biological assets	Inventories	Others	Total as of 09.30.14	Total as of 09.30.13
Beginning of the period / year	345,706	217,078	-	562,784	375,176
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	29,689	-	-	29,689	22,136

Changes in the net realizable value of agricultural produce after harvest	-	(14,822)	-	(14,822)	(4,284)

Increase due to harvest	-	209,496	-	209,496	51,017
Purchases and classifications	1,345	84,407	-	85,752	134,244
Consume	(176)	(52,302)	-	(52,478)	(30,631)
Incorporated by merger	65	-	-	65	-
Expenses incurred	-	299	1,871	2,170	1,698
End of the period / year	(322,423)	(239,502)	-	(561,925)	(326,757)
Cost as of 09.30.14	54,206	204,654	1,871	260,731	-
Cost as of 09.30.13	28,334	193,111	1,154	-	222,599

47

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

34.	Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items	Amount of foreign currency	Prevailing exchange rate (1)	Total as of 09.30.14	Amount of foreign currency	Prevailing exchange rate (2)	Total as of 06.30.14
Assets
Cash and cash equivalents
US Dollar	3,245	8.330	27,030	3,489	8.033	28,029
Brazilian Reais	-	-	-	1	3.350	3
Euro	5	10.510	49	5	10.991	51
Yenes	53	0.076	4	50	0.079	4
Total cash and cash equivalents			27,083			28,087

Trade and other receivables
US Dollar	13,312	8.330	110,887	12,265	8.033	98,523
Total trade and other receivables			110,887			98,523

Investment in financial assets
US Dollar	7,639	8.330	63,635	31,822	8.033	255,627
Total investment in financial assets			63,635			255,627

Derivative financial instruments
US Dollar	266	8.330	2,218	-	-	-
Total derivative financial instruments			2,218			-

Trade and other payables
US Dollar	4,054	8.430	34,177	673	8.133	5,470
Brazilian Reais	724	3.800	2,750	718	3.800	2,727
Euros	0.28	10.657	3	0.27	11.148	3
Total trade and other payables			36,930			8,200

Borrowings
US Dollar	270,687	8.430	2,281,895	298,149	8.133	2,424,842
Total borrowings			2,281,895			2,424,842

(1)	Exchange rate as of September 30, 2014 according to Banco Nación Argentina records.
(2)	Exchange rate as of June 30, 2014 according to Banco Nación Argentina records.

48

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.	CNV General Ruling No. 629/14 – Storage of documentation

On August 14, 2014, the CNV issued General Ruling N° 629 whereby it introduced amendments to rules related to storage and conservation of corporate books, accounting books and commercial documentation. In this sense, it should be noted that the Group has entrusted the storage of certain non-sensitive and old information to the following providers:

Documentation storage provider	Location
Bank S.A.	Gral. Rivas 401, Avellaneda, Province of Buenos Aires
Ruta Panamericana Km 37,5, Garín, Province of Buenos Aires
Av. Fleming 2190, Munro, Province of Buenos Aires
Carlos Pellegrini 1401, Avellaneda, Province of Buenos Aires

Iron Mountain Argentina S.A.	Av. Amancio Alcorta 2482, Autonomous City of Buenos Aires
Pedro de Mendoza 2143, Autonomous City of Buenos Aires
Saraza 6135, Autonomous City of Buenos Aires
Azara 1245, Autonomous City of Buenos Aires
Polígono industrial Spegazzini, Autopista Ezeiza Km 45, Cañuelas, Province of Buenos Aires
Cañada de Gomez 3825, Autonomous City of Buenos Aires

It is further noted that a detailed list of all documentation held in custody by providers, as well as documentation required in section 5 a.3) of section I, Chapter V, Title II of the RULES (2013 as amended) are available at the registered office.

On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse. To the date of these financial statements, the Group is waiting for the company that experienced the fire to report whether the documentation submitted has been actually affected by the fire and its condition after the accident. Nevertheless, based on the internal review carried out by the Group, duly reported to the CNV on February 12, 2014, the information kept at the Iron Mountain premises that were on fire do not appear to be sensitive or capable of affecting normal operations.

36.	Negative working capital

At the end of the period, the Company carried a working capital deficit of Ps. 101,192 whose treatment is being considered by the Board of Directors and the respective Management.

49

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

37.	Subsequent events

See subsequent events in Note 41 to the Unaudited Condensed Interim Consolidated Financial Statements.

  50

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of September 30, 2014
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.
Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

Are detailed in the Business Review.

3.	Receivables and liabilities by maturity date.

		Falling due (Point 3.a.)	Without term (Point 3.b.)	Without term (Point 3.b.)	To be due (Point 3.c.)
	Items 09.30.14		Current	Non-current	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total
Accounts receivables	Trade and other receivables	-	12,550	12	288,116	-	-	1,690	-	-	-	-	302,368
	Income tax credit and deferred income tax	-	-	399,048	9,805	-	-	-	-	-	-	-	408,853
	Total	-	12,550	399,060	297,921	-	-	1,690	-	-	-	-	711,221
Liabilities	Trade and other payables	-	-		147,030	-	-	-	305	305	305	179	148,124
	Borrowings	-	-	-	117,067	338,333	426,702	69,782	251,792	22,610	751,809	821,784	2,799,879
	Payroll and social security liabilities	-	-	-	10,726	-	7,513	6,470	-	-	-	-	24,709
	Provisions	-	9	3,303	-	-	-	-	-	-	-	-	3,312
	Total	-	9	3,303	274,823	338,333	434,215	76,252	252,097	22,915	752,114	821,963	2,976,024

  51

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of September 30, 2014
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.a.	Breakdown of accounts receivable and liabilities by currency and maturity.

Items		Current			Non-current			Total
		Local currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total

Accounts receivables	Trade and other receivables	191,469	110,887	302,356	12	-	12	191,481	110,887	302,368
	Income tax credit and deferred income tax	9,805	-	9,805	399,048	-	399,048	408,853	-	408,853
	Total	201,274	110,887	312,161	399,060	-	399,060	600,334	110,887	711,221
Liabilities	Trade and other payables	110,100	36,930	147,030	1,094	-	1,094	111,194	36,930	148,124
	Borrowings	268,318	683,566	951,884	249,664	1,598,331	1,847,995	517,984	2,281,895	2,799,879
	Payroll and social security liabilities	24,709	-	24,709	-	-	-	24,709	-	24,709
	Provisions	9	-	9	3,303	-	3,303	3,312	-	3,312
	Total	403,136	720,496	1,123,632	254,061	1,598,331	1,852,392	657,199	2,318,825	2,976,024

4.b.	Breakdown of accounts receivable and liabilities by adjustment clause.

On September 30, 2014 there are no receivable and liabilities subject to adjustment clause.

 52

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of September 30, 2014
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.c.	Breakdown of accounts receivable and liabilities by interest accrual.

Items		Current				Non-current				Accruing interest		Non Accruing interest	Total
		Accruing interest		Non-accruing interest	Subtotal	Accruing interest		Non-accruing interest	Subtotal
		Fixed	Floating			Fixed	Floating			Fixed	Floating
Accounts receivables	Trade and other receivables	34,782	66,869	200,705	302,356	-	-	12	12	34,782	66,869	200,717	302,368
	Income tax credit and deferred income tax	-	-	9,805	9,805	-	-	399,048	399,048	-	-	408,853	408,853
	Total	34,782	66,869	210,510	312,161	-	-	399,060	399,060	34,782	66,869	609,570	711,221
Liabilities	Trade and other payables	-	-	147,030	147,030	-	-	1,094	1,094	-	-	148,124	148,124
	Borrowings	725,558	212,156	14,170	951,884	1,493,888	346,596	7,511	1,847,995	2,219,446	558,752	21,681	2,799,879
	Payroll and social security liabilities	-	-	24,709	24,709	-	-	-	-	-	-	24,709	24,709
	Provisions	-	-	9	9	-	-	3,303	3,303	-	-	3,312	3,312
	Total	725,558	212,156	185,918	1,123,632	1,493,888	346,596	11,908	1,852,392	2,219,446	558,752	197,826	2,976,024

53

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of September 30, 2014
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

5.	Companies under section 33 of law N° 19,550 and other related parties.

a.	Interest in companies under section 33 of law N° 19,550.

Name of the entity	Place of business / country of incorporation	Principal activity (*)	% of ownership interest held by the Group
Direct equity interest:
BrasilAgro-Companhía Brasileira de Propiedades Agrícolas (1)	Brazil	Agricultural	39.63%(2)
Doneldon S.A.	Uruguay	Investment	100%
Futuros y Opciones.Com S.A.	Argentina	Brokerage	59.59%
Helmir S.A.	Uruguay	Investment	100.00%
IRSA	Argentina	Real Estate	64.87%(2)
FyO Trading S.A.	Argentina	Brokerage	2.20%
Sociedad Anónima Carnes Pampeanas	Argentina	Agro-industrial	100.00%
Agromanagers S.A.	Argentina	Financing	46.84%
Agrouranga S.A.	Argentina	Agricultural	35.72%
Granos de Olavarría S.A.	Argentina	Warehousing and brokerage	2.20%

(*)	All companies whose principal activity is “investment” do not have significant assets and liabilities other than their respective interest holdings in operating entities.

(1)	The Group has consolidated the investment in BrasilAgro-Companhía Brasileira de Propiedades Agrícolas (“BrasilAgro”) considering that the Company exercises “de facto control” over it.
(2)	The effect of treasury shares as of September 30, 2014 was not considered.

b.	Related parties debit / credit balances. See Note 30.

6.	Loans to directors.

See Note 30.

7.	Inventories.

The company conducts physical inventories once a fiscal year in each property, covering all the assets under such account. There is no relevant immobilization of inventory.

8.	Current values.

See Note 2 to the Consolidated Financial Statements as of June 30, 2014 and 2013.

54

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of September 30, 2014
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

9.	Appraisal revaluation of property, plant and equipment.

None.

10.	Obsolete unused property, plant and equipment.

None.

11.	Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550.

None.

12.	Recovery values.

See Note 2 to the Consolidated Financial Statements as of June 30, 2014 and 2013.

13.	Insurances.

The types of insurance used by the company were the following:

Insured property	Risk covered	Amount insured Ps.	Book value Ps.
Buildings, machinery, silos, installation and furniture and equipment	Theft, fire and technical insurance	474,269	441,952
Vehicles	Third parties, theft, fire and civil liability	11,833	4,267

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder’s equity.

None.

15.	Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company’s financial position have not been recognized.

Not applicable.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

55

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of September 30, 2014
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

17.	Unpaid accumulated dividends on preferred shares.

None.

18.	Restrictions on distributions of profits.

According to the Argentine laws, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution.

In addition, according to CNV General Resolution No. 609/12, a special reserve was constituted which could not be released to make distributions in cash or in kind. See Note 27 to the Unaudited Condensed Interim Consolidated Financial Statements.

56

Free translation from the original prepared in Spanish for publication in Argentina

REVIEW REPORT ON THE UNAUDITED CONDENSED INTERIM SEPARATE FINANCIAL STATEMENTS

To the Shareholders, President and Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Moreno 877 – 23° floor
Autonomous City Buenos Aires
Tax Code No. 30-50930070-0

Introduction

We have reviewed the unaudited condensed interim separate  financial  statements attached of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (hereinafter “the Company”) which included the unaudited condensed interim separate statements of financial position as of September 30, 2014, the unaudited condensed interim separate statements of income and comprehensive income for the three-month period ended September 30, 2014, the unaudited condensed interim separate statements of changes in shareholders’ equity and the unaudited condensed interim separate statements of cash flows for the three-month period ended September 30,2014 and selected explanatory notes.

The balances and other information corresponding to the fiscal year ended June 30, 2014 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

Management responsibility

The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with professional accounting standards of Technical Resolution No. 26 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) added by the National Securities Commission (CNV) to its regulations. Those standards differ from the International Financial Reporting Standards (IFRS) and, especially, from the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34) approved by the International Accounting Standard Board (IASB) and used for the preparation of the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria with its subsidiaries as to the aspects mentioned in note 2.2 to the unaudited condensed interim separate financial statements attached. Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph “Scope of our review”.

Free translation from the original prepared in Spanish for publication in Argentina

Scope of our review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements ISRE 2410 "Review of interim financial information performed by the independent auditor of the entity", which was adopted as a review standard in Argentina through Technical Resolution No. 33 of the FACPCE as approved by the International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists of making inquiries of persons responsible for the preparation of the information included in the unaudited condensed interim separate financial statements, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the unaudited condensed interim separate statement of financial position, the unaudited condensed interim separate statements of income and comprehensive income, the unaudited condensed interim separate statements of changes in shareholders’ equity and the unaudited condensed interim separate statement of cash flow of the Company.

Conclusion

Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements mentioned in the first paragraph of this report have not been prepared in all material respects in accordance with the regulations of Technical Resolution No. 26 of the Argentine Federation of Professional Councils in Economic Sciences for separate financial statements of a parent company.

Report on compliance with current regulations

In accordance with current regulations, we report about Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria that:

a)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria are recorded  in the "Inventory and Balance Sheet Book", and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and in the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of  Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal aspects in conformity with the applicable legal provisions;

c)
we have read the additional information to the notes to the unaudited condensed interim separate financial statements required by section 68 of the listing regulations of the Buenos Aires Stock Exchange and by section 12 of Chapter III Title IV of the  text of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

Free translation from the original prepared in Spanish for publication in Argentina

d)
as of September 30, 2014, the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria owed in favor of the Argentina Integrated Pension System which arises from accounting records and submissions amounted to Ps. 3,327,425 which was no callable at that date.

Autonomous City of Buenos Aires, November 11, 2014

PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Carlos Martín Barbafina Public Accountant (U.C.A.) C.P.C.E.C.A.B.A. Tº 175 Fº 65

Cresud S.A.C.I.F. y A.
Summary as of September 30, 2014

Buenos Aires, November 11, 2014 - Cresud S.A.C.I.F. y A. (NASDAQ: CRESY – BCBA: CRES), one of the leading agricultural companies in South America, announces today its results for the first three months of fiscal year 2015 ended September 30, 2014.

Results and highlights for the period

	IQ 2015	IQ 2014	YoY var	FY 2014	FY 2013	YoY var
Revenues	1,524.0	1,126.1	35.3%	4,604.0	3,528.6	30.5%
Costs	-1,252.4	-885.9	41.3%	-3,914.6	-3,120.5	25.4%
Initial recognition and changes in the fair value of biological assets and agricultural products at the point of harvest	282.2	126.3	123.5%	1,152.7	886.7	30.0%
Changes in the fair value of agricultural produce after harvest	-22.0	-8.0	174.9%	-17.4	11.8	-
Gross Profit	531.8	358.5	48.3%	1,824.6	1,306.6	39.7%
Gain from disposal of investment properties	316.8	-	-	230.9	178.0	29.7%
Gain from disposal of farmlands	-	-	-	91.4	149.6	-38.9%
General and administrative expenses	-139.4	-111.7	24.8%	-533.9	-346.4	54.1%
Selling expenses	-122.3	-81.0	51.0%	-352.7	-279.5	26.2%
Other operating results, net	9.4	-4.2	-	-75.0	98.1	-
Profit from Operations	596.3	161.6	268.9%	1,185.2	1,106.4	7.1%
Share of (loss) / profit of associates and joint ventures	-102.7	38.4	-	-408.7	-9.8	4062.3%
Profit from Operations before Financing and Taxation	493.6	200.0	146.8%	776.6	1,096.5	-29.2%
Financial results, net	-340.8	-334.4	1.9%	-2,574.4	-908.8	183.3%
Profit / (loss) before income tax	152.7	-134.4	-	-1,797.8	187.8	-
Income tax expense	-131.1	45.4	-	389.4	-33.5	-
Profit / (loss) for the period	21.7	-89.0	-	-1,408.4	154.3	-

Attributable to:
Cresud’s Shareholders	-122.0	-97.8	24.7%	-1,067.9	-26.9	3,868.8%
Non-controlling interest	143.7	8.8	1526.3%	-340.5	181.2	-

►
During this quarter our revenues were 35.3% higher than in the same period of the previous fiscal year. This was mainly due to a 49.1% increase in the agricultural segment, explained by higher sales of grains, sugarcane, beef cattle and milk, along with a 25.0% increase in revenues from the urban segment.

►
Gross profit rose 48.3% during the first quarter of 2015, mainly due to higher revenues and higher recognition of the fair value of biological assets and agricultural products. Besides, profit from operations increased by 268.9% in the period under review, mainly explained by the sale of the Madison 183 building in New York by our subsidiary IRSA.

►	The net profit was positive for ARS 21.7 million, compared to a loss of ARS 89.0 million in the same quarter of 2014.

1

Cresud S.A.C.I.F. y A.
Summary as of September 30, 2014

Description of Operations by Segment

	IQ 2015			IQ 2014			Variation
	Agri	Urban	Total	Agri	Urban	Total	Agri	Urban	Total
Revenues	770.9	799.6	1,570.4	517.1	639.5	1,156.7	49.1%	25.0%	35.8%
Costs	-931.9	-361.2	-1,293.1	-603.3	-308.6	-911.9	54.5%	17.0%	41.8%
Changes in the fair value of biological assets and agricultural products at the point of harvest	284.0	-	284.0	126.6	-	126.6	124.3%	-	124.3%
Changes in the fair value of agricultural produce after harvest	-22.0	-	-22.0	-8.0	-	-8.0	174.9%	-	174.9%
Gross profit	100.9	438.4	539.3	32.4	331.0	363.4	211.5%	32.5%	48.4%
Gain from disposal of investment properties	-	316.8	316.8	-	-	-	-	-	-
Gain from disposal of farmlands	16.4	-	16.4	-	-	-	-	-	-
General and administrative expenses	-61.1	-80.3	-141.4	-53.7	-59.1	-112.8	13.9%	35.7%	25.3%
Selling expenses	-86.9	-38.1	-124.9	-50.4	-31.9	-82.3	72.3%	19.5%	51.9%
Other operating results, net	6.5	2.9	9.5	5.2	-10.0	-4.8	25.7%	-	-
(Loss) / Profit from Operations	-24.2	639.8	615.6	-66.5	230.0	163.5	-63.6%	178.2%	276.5%
Share of loss of associates	-1.2	-117.2	-118.4	-	34.4	34.4	-	-	-
Segment (Loss) / Profit	-25.3	522.5	497.2	-66.5	264.3	197.9	-61.9%	97.7%	151.3%

Grains and Sugarcane

After a neutral 2014 season in the region, with improved weather conditions in Argentina and Paraguay and greater problems in Brazil and Bolivia, better rainfall levels have been recorded at the start of this season as compared to the beginning of 2014 and there have been no signs of droughts, at least until to date. For 2015, we forecast regular weather conditions and a good season in terms of yields. In this sense, we expect to plant approximately 207,000 hectares in the set of countries of the region in which we operate and to reach a production comparable to the one obtained in the past season. We have still not started planting activities in most of the crops in Argentina, Paraguay and Brazil. We have only completed planting of winter crops in Bolivia. Price-wise, the sector is facing the juncture of a large American harvest and thus prices are still very depressed. We expect that the current price levels will be maintained during the following quarter.

Grains
in ARS MM	IQ 2015	IQ 2014	YoY var	FY 2014	FT 2013	YoY var
Revenues	330.4	271.1	21.9%	836.8	750.4	11.5%
Costs	-438.2	-295.3	48.4%	-1,540.7	-1,227.8	25.5%
Changes in the fair value of biological assets and agricultural products at point of harvest	167.3	63.7	162.8%	868.4	572.1	51.8%
Changes in the fair value of agricultural produce after harvest	-22.0	-8.0	174.9%	-17.6	11.8	-249.3
Gross profit	37.5	31.4	19.3%	146.9	106.4	38.0%
General and administrative expenses	-31.6	-28.2	11.9%	-149.0	-90.1	65.3%
Selling expenses	-50.4	-32.3	56.1%	-117.9	-116.1	1.5%
Other operating results, net	4.9	5.5	-11.3%	-28.3	-7.5	275.5%
Loss from Operations	-39.6	-23.5	68.5%	-148.3	-107.4	38.1%
Share of profit /(loss) of associates	-1.0	-	2651.4%	11.0	8.1	35.6%
Segment Loss	-40.6	-23.5	72.6%	-137.3	-99.2	38.3%

2

Cresud S.A.C.I.F. y A.
Summary as of September 30, 2014

Sugarcane
In ARS MM	IQ 2015	IQ 2014	YoY var	FY 2014	FY 2013	YoY var
Revenues	100.2	66.7	50.1%	123.9	160.3	-22.7%
Costs	-151.2	-107.1	41.1%	-206.8	-302.2	-31.6%
Changes in the fair value of biological assets and agricultural produce at the point of harvest	70.3	40.6	73.2%	96.2	197.3	-51.2%
Changes in the fair value of agricultural produce after harvest	-	-	-	-	-	-
Gross Profit	19.4	0.2	8,903.3%	13.3	55.4	-75.9%
General and administrative expenses	-13.1	-10.7	22.3%	-28.3	-24.2	17.0%
Selling expenses	-4.6	-0.3	1,269.9%	-4.9	-4.0	21.6%
Other operating results, net	-	-	-	-0.6	-	1,944.4%
Profit / (Loss) from Operations	1.6	-10.8	-	-20.4	27.2	-
Share of profit /(loss) of associates	-	-	-	-	-	-
Segment Profit / (Loss)	1.6	-10.8	-	-20.4	27.2	-

Operations
	Production			Sales
In tons	IQ 2015	IQ 2014	YoY var	IQ 2015	IQ 2014	YoY var
Corn	222,903	72,772	206.3%	150,937	140,397	7.5%
Soybean	837	975	-14.2%	50,924	55,750	-8.7%
Wheat	-	-	-	207	211	-2.1%
Sorghum	2,131	3,649	-41.6%	283	2,450	-88.5%
Sunflower	208	-	-	1,686	5,741	-70.6%
Other	1,801	536	236.0%	50	375	-86.7%
Total Grains and Other	227,880	77,933	192.4%	204,086	204,923	-0.4%
Sugarcane	417,577	437,407	-4.5%	415,760	455,409	-8.7%
Total Agricultural Production	645,457	515,340	25.2%	619,846	660,332	-6.1%

►
The Grains segment decreased mainly as a result of lower holding results, originated in a fall in commodity prices, and higher administrative and selling expenses, mainly due to foreign exchange differences arising from the conversion of Brasilagro’s expenses.

►
The sugarcane segment went up from a loss of ARS 10.8 million to profit for ARS 1.6 million, mainly reflecting a 372% increase in production income originated largely in Brazil as a result of the significant increase in expected and achieved yields, and higher commercial expenses due to a shortfall in the provision for expenses recorded in 2013.

Area in Operation – Grains (hectares) 1	IQ 2015	IQ 2014	YoY var
Own farms	127,041	129,825	-0.2%
Leased farms	50,157	50,631	-0.9%
Farms under concession	21,478	21,444	0.2%
Own farms leased to third parties	8,752	5,059	73.0%
Total Area Assigned to Grain Production	207,428	206,960	0.2%

►	The area in operation for the Grains segment increased by only 0.2%, reaching 207,428 hectares.

1Includes surface area under double cropping, all the farms in Argentina, Bolivia and Brazil, and the proportional interest in Paraguay (Joint ventures – 50%) and AgroUranga (Subsidiary – 35.72%).

3

Cresud S.A.C.I.F. y A.
Summary as of September 30, 2014

Beef Cattle

in ARS MM	IQ 2015	IQ 2014	YoY var	FY 2014	FY 2013	YoY var
Revenues	62.3	31.4	98.6%	90.3	82.9	8.9%
Costs	-82.7	-56.4	46.7%	-160.7	-147.3	9.1%
Changes in the fair value of biological assets and agricultural produce at the point of harvest	29.2	10.9	168.7%	145.3	79.3	83.2%
Changes in the fair value of agricultural produce after harvest	-	-	-	0.2	-	-
Gross Profit / (Loss)	8.8	-14.1	-	75.2	14.9	403.0%
Profit / (Loss) from Operations	-4.7	-26.6	-82.3%	31.6	-12.0	-
Segment Profit / (Loss)	-4.7	-26.6	-82.3%	31.6	-12.0	-

Beef Cattle (tons)	IQ 2015	IQ 2014	YoY var	FY 2014	FY 2013	YoY var
Beef cattle production	1,264	1,796	-29.6%	7,380	8,196	-10.0%
Beef cattle sales	4,151	4,225	-1.8%	9,275	10,180	-8.9%

►
Revenues increased by 98% compared to the same period of the previous year, mainly due to a strong increase of 100% in beef prices. The significant rise experienced by beef cattle during the period has led to higher holding results by ARS 16.5 million.

►
The variation of costs was lower than that of revenues, mainly due to lower costs of third-party feedlot livestock and lower feeding expenses due to the good pastures we had during this period compared to the previous year, when higher supplemental feeding had been required due to dry weather conditions.

Area in Operation – Beef Cattle (hectares)	IQ 2015	IQ 2014	YoY var
Own farms	76,976.6	75,482.4	2.0%
Leased farms	13,501.0	12,635.0	6.9%
Farms under concession	869.0	-	-
Own farms leased to third parties	5,078.2	5,495.2	-7.6%
Total Area Assigned to Beef Cattle Production	96,424.8	93,612.6	3.0%

►	We have increased the area of own farms assigned to beef cattle production. Besides, we have reduced the area of own farms with beef cattle production leased to third parties.

Stock of Cattle Heads	IQ 2015	IQ 2014	YoY var
Breeding stock	53,646	44,766	19.8%
Winter grazing stock	6,157	8,952	-31.2%
Milk farm stock	6,378	6,666	-4.3%
Total Stock (heads)	66,181	60,384	9.6%

4

Cresud S.A.C.I.F. y A.
Summary as of September 30, 2014

Dairy

in ARS MM	IQ 2015	IQ 2014	YoY var	FY 2014	FY 2013	YoY var
Revenues	17.5	11.8	48.5%	53.9	38.8	38.9%
Costs	-32.8	-22.9	43.4%	-104.3	-74.8	39.4%
Changes in the fair value of biological assets and agricultural produce at the point of harvest	17.2	11.5	49.9%	62.8	40.7	54.2%
Gross Profit	1.8	0.4	426.3%	12.4	4.7	162.9%
Profit / (Loss) from Operations	-	-1.8	-	3.7	-0.6	-
Segment Profit / (Loss)	-	-1.8	-	3.7	-0.6	-

Milk Production	IQ 2015	IQ 2014	YoY var	FY 2014	FY 2013	YoY var
Milk Production (liters)	4,560	4,771	-4.4%	19,320	18,459	4.7%
Milk sales (liters)	4,409	4,611	-4.4%	18,787	17,870	5.1%
Daily average milking cows (heads)	2,208	2,484	-11.1%	2,588	2,439	6.1%
Milk Production / Milking Cow / Day (liters)	22.4	20.9	7.5%	20.5	20.7	-1.4%

►
We have decreased milk production hand in hand with the number of milking cows per day. On the contrary, there has been an increase in the level of production per milking cow per day, surpassing our productivity target of 20 liters by milking cow per day following the consolidation of our operations in our “El Tigre” state-of-the-art milking facility.

►	There has been an increase in revenues from sales of this segment compared to the same quarter of the previous fiscal year, mainly due to a 51.4% increase in the price of milk.

►	Gross profit rose by 426%, mainly due to the higher price of milk, an increase in costs that was slightly lower than revenues and higher income from changes in the fair value of biological assets.

►
The increase in Gross Profit, coupled with contained selling and administrative expenses have led to profit of ARS 0.01 million in this segment, compared to a loss of ARS 1.8 million in the same period of the previous fiscal year.

Area in Operation – Milk (hectares)	IQ 2015	IQ 2014	YoY var
Own farms	2,864	2,864	0%

►	We perform our milking business in El Tigre farm. There were no changes in the area assigned to milking cows.

5

Cresud S.A.C.I.F. y A.
Summary as of September 30, 2014

Leases and Agricultural Services
in ARS MM	IQ 2015	IQ 2014	YoY var	FY 2014	FY 2013	YoY var
Revenues	4.8	2.1	125.7%	29.1	30.8	-5.5%
Costs	-5.2	-2.6	102.5%	-17.4	-12.1	44.2%
Gross Loss	-0.4	-0.4	-7.3%	11.8	18.8	-37.3%
Profit / (Loss) from Operations	-1.1	-1.4	-19.0%	8.0	12.1	-34.2%
Segment Profit / (Loss)	-1.1	-1.4	-19.0%	8.0	12.1	-34.2%

►	Revenues increased 125%, mainly due to higher rental prices, a new lease agreement in the Chaparral farm (Brazil) and higher revenues from agricultural management services.

►
Costs increased in line with revenues. It should be noted that during this quarter, for seasonal reasons, the Company had to afford irrigation service expenses, which will generate income in the coming quarters.

►	Loss from this segment was ARS 1.1 million.

Sales and Transformation of Lands

in ARS MM	IQ 2015	IQ 2014	YoY var	FY 2014	FY 2013	YoY var
Revenues
Costs	-2.7	-1.8	51.2%	-8.2	-5.7	45.0%
Gross Loss	-2.7	-1.8	51.2%	-8.2	-5.7	45.0%
Gain from disposal of investment properties	-	-	-	-	-	-
Gain from sale of farmlands	16.4	-	-	91.4	149.6	-38.9%
Profit / (loss) from Operations	12.2	-2.3	-	78.0	132.6	-41.2%
Segment Profit / (Loss)	12.2	-2.3	-	78.0	132.6	-41.2%

►
The result from the sale of farms relates to the sale of a fraction of 24,624 hectares in the field in Paraguay owned by Cresca, made by our subsidiary Brasilagro. Although the preliminary purchase agreement was executed on April 3, 2014, possession has been surrendered upon the execution of the deed of conveyance and security mortgage, signed on July 14, 2014.

Area under Development (hectares)	Developed in 2013/2014	Projected for 2014/2015
Argentina	2,378	1,678
Brazil	13,000	6,000
Paraguay (1)	-	4,192
Total	15,378	11,870
(1) Includes the farms owned by Cresca S.A. at a 100% rate.

►	During the previous season, we developed more than 15,000 hectares in the region, and we expect to develop 11,870 additional hectares during this season.

Agro-industrial activities

in ARS MM	IQ2015	IQ2014	YoY var	FY 2014	FY 2013	YoY var
Revenues	215.9	108.9	98.3%	554.1	208.9	165.2%
Costs	-188.8	-97.0	94.8%	-479.7	-204.7	134.4%
Gross Profit	27.1	12.0	126.7%	74.4	4.2	1,654.6%
Profit / (loss) from Operations	2.0	-2.8	-	1.9	-29.6	-
Segment Profit / (loss)	2.0	-2.8	-	1.9	-29.6	-

6

Cresud S.A.C.I.F. y A.
Summary as of September 30, 2014

►
In this segment we reported the results from our meat packing and feedlot business through our subsidiary Cactus. We have discontinued feedlot fattening activities, resulting in a contribution of ARS 1.4 million to this segment’s income. As concerns meat packing activities, we see an improvement as compared to the previous year, with positive segment results. We expect that the context of this industry will improve in the future, leading to higher results.

Other Segments

in ARS MM	IQ 2015	IQ 2014	YoY var	FY 2014	FY 2013	YoY var
Revenues	39.7	25.1	58.2%	124.0	83.3	48.8%
Costs	-30.3	-20.3	49.3%	-100.3	-71.2	40.8%
Changes in the fair value of biological assets and agricultural produce at the point of harvest	-	-	-	-	-1.0	-100.0%
Gross Profit	9.4	4.8	96.4%	23.7	11.1	113.9%
Management fee	-	-	-	-	-	-
Profit from Operations	5.5	2.8	97.1%	8.1	12.8	-36.5%
Segment Profit	5.4	2.8	89.5%	8.6	13.9	-38.2%

►
In this segment we report mainly the results from our controlled company Futuros y Opciones S.A. (“FyO”). There has been an operating improvement as compared to the same quarter of the previous fiscal year, and we expect this trend to continue during the current fiscal year.

  7

Cresud S.A.C.I.F. y A.
Summary as of September 30, 2014

Urban Properties and Investments: IRSA Inversiones y Representaciones Sociedad Anónima

We develop our Urban Properties and Investments segment through our subsidiary IRSA. As of September 30, 2014, our equity interest in IRSA was 65.42%.

IRSA is one of Argentina’s leading real estate companies in terms of total assets. IRSA is engaged, directly or indirectly through subsidiaries and joint ventures, in a range of diversified real estate related activities in Argentina and abroad, including:

►
The acquisition, development and operation of shopping centers, through its interest of 95.73% in Alto Palermo S.A. (“APSA”) (Nasdaq: APSA, BCBA: APSA). APSA is one of Argentina’s leading operators of shopping centers and holds a controlling interest in 13 shopping centers with more than 310,000 square meters of Gross Leaseable Area.

►
The acquisition, development and exploitation of office buildings and other non-shopping center properties primarily for rental, for which purpose it has over 120,000 square meters of office leaseable space.

►	The acquisition and development of residential properties and the acquisition of undeveloped land reserves for future development or sale.

►	The acquisition and exploitation of luxury hotels.

►	Selective investments outside Argentina.

►	Financial investments, including IRSA’s current 29.77% equity interest in Banco Hipotecario, which is one of the leading financial institutions in Argentina.

The following information has been extracted from the financial statements of our controlled company IRSA as of September 30, 2014:

in ARS MM	IQ 15	IQ 14	Var (ARS)	var (%)
Revenues	790.1	621.4	168.7	27.1%
Profit from Operations	640.1	229.1	411.0	179.4%
Depreciation and amortization	42.8	55.1	(12.3)	(22.3)%
EBITDA[1]	682.9	284.2	398.7	140.3%
Profit for the period	135.8	35.3	100.5	284.7%

Our stake in IRSA has a high impact on our results, therefore we recommend the reading of detailed information on IRSA provided in its website (www.irsa.com.ar), in the Argentine Securities Commission website (www.cnv.gob.ar) and in the Securities and Exchange Commission website (www.sec.gov).

  8

Cresud S.A.C.I.F. y A.
Summary as of September 30, 2014

Financial Indebtedness and Other

As of September 30, 2014 Cresud had a total net indebtedness equivalent to USD 740.1 million. The following table contains a breakdown of Cresud’s indebtedness:

Description	Currency	Amount (1)	Interest Rate	Maturity
Short Term	ARS	11.1	Float	< 365 days
Banco Ciudad Loan	USD	14.5	Libor 180days+300 bps; floor:6%	18-Jan-22
Banco de la Pampa Loan	ARS	2.4	variable [10.5% ; 14.5%]	03-Aug-17
Cresud’s’ 2015 Series XI Notes (3)	ARS	6.4	Badlar + 375 bps	22-Jun-15
Cresud’s 2014 Series XII Notes	ARS	4.0	Badlar + 410 bps	24-Nov-14
Cresud’s 2015 Series XIII Notes	USD	79.4	1.90%	22-May-15
Cresud’s 2018 Series XIV Notes	USD	32.0	1.50%	22-May-18
Cresud’s 2015 Series XV Notes	ARS	20.9	Badlar + 399 bps	18-Nov-15
Cresud’s 2018 Series XVI Notes	USD	109.1	1.50%	19-Nov-18
Cresud’s 2016 Series XVII Notes	ARS	20.4	Badlar +250 bps	14-Mar-16
Cresud’s 2019 Series XVIII Notes	USD	33.7	4.00%	12-Sep-19
Com. 5319 Loan	ARS	1.4	15.01%	05-Dec-15
FyO Com 5449 Mortgage Loan	ARS	0.1	15.25%	28-Dec-16
Bolivia Investment Loan	BOB	1.2	7.00%	25-May-17
Cresud’s Total Debt		336.6
IRSA’s 2017 Series I Notes (4)	USD	150.0	8.50%	02-Feb-17
IRSA’s 2020 Series II Notes (5)	USD	150.0	11.50%	20-Jul-20
Series V Notes	ARS	24.8	Badlar + 395 bps	26-Aug-15
Series VI Notes	ARS	1.3	Badlar + 450 bps	27-Feb-17
Short Term	ARS	44.9	Variable	< 180 days
HASA 5449 Mortgage Loan	ARS	0.6	15.25%	29-Dec-16
Llao Llao 5449 Mortgage Loan	ARS	0.5	15.25%	29-Dec-16
IRSA’s Total Debt		372.1
APSA’s 2017 Series I Notes (2)	USD	120.0	7.88%	11-May-17
Short Term Debt	ARS	37.2	Variable	< 30 days
Syndicated Loan - Arcos	ARS	7.8	15.01%	16-Nov-15
Com. 5319 Loan	ARS	1.9	15.01%	12-Dec-15
Syndicated Loan - Neuquen	ARS	10.2	15.25%	14-Jun-16
CAPEX Citi 5449	ARS	0.7	15.25%	23-Dec-16
NPSF 5449 Mortgage Loan	ARS	1.2	15.25%	29-Dec-16
APSA’s Total Debt		179.1
Brasilagro’s Total Debt		28.2
Cresud’s Total Consolidated Debt		915.9
Consolidated Cash		175.7
Repurchased debt		32.7
Net Consolidated Debt		740.1
1 Principal face value in USD (million) at an exchange rate of 8.43 ARS = 6.96 BOB = 2.447 BRL = 1 USD, without considering accrued interest or elimination of balances with subsidiaries.
2 As of September 30, 2014 the Company had repurchased a face value of USD 14.4 million.
3 As of September 30, 2014 the Company had repurchased a face value of USD 2.5 million.
4 As of September 30, 2014 the Company had repurchased a face value of USD 1.0 million.
5 As of September 30, 2014 the Company had repurchased a face value of USD 14.8 million.

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Cresud S.A.C.I.F. y A.
Summary as of September 30, 2014

Material Events Occurred during the Period and Subsequent Events

Shareholders’ Meeting dated October 31, 2014

The Shareholders’ Meeting convened for October 31, 2014 was adjourned until November 14, which will resume discussion of the agenda.

Dividends receivable from FyO

Our subsidiary FyO approved the payment of a cash dividend to its shareholders for up to ARS 1.9 million, out of which Cresud is entitled to the sum of ARS 1.13 million. This dividend was collected on September 10, 2014.

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Cresud S.A.C.I.F. y A.
Summary as of September 30, 2014

Prospects for the next fiscal year

After a neutral 2014 season in the region, with improved weather conditions in Argentina and Paraguay and greater problems in Brazil and Bolivia, better rainfall levels have been recorded at the start of this season as compared to the beginning of 2014 and there have been no signs of droughts, at least until to date. For 2015, we forecast regular weather conditions and a good season in terms of yields. In this sense, we expect to plant approximately 207,000 hectares in the set of countries of the region in which we operate and to reach a production comparable to the one obtained in the past season. Price-wise, the sector is facing the juncture of a large American harvest and thus prices are still very depressed. We expect that the current price levels will be maintained during the following quarter.

As concerns our beef cattle business in Argentina, we have observed positive results during the first quarter of 2015, combined with higher livestock production volumes, firm prices and controlled costs, a trend that we hope will continue throughout the year. On the other hand, we expect solid prices for the milk business and a competitive margin from our “El Tigre” dairy facility. In addition, we will continue to roll out our strategy of supplementing agriculture in our own farms with agriculture in leased farms and farms under concession. We expect to maintain the area of leased farms, yet relocating part of our portfolio in better areas. In this way, we will be able to obtain good results from this business if the weather proves to be favorable throughout the 2015 season.

As concerns land transformation and value-adding activities, we will make progress in the development of our farms in Argentina, Paraguay and Brazil, where we plan to transform approximately 12,000 hectares that will be placed into production during this fiscal year and in 2016. We remain watchful of sale opportunities that may arise, by disposing of those farms that have reached their highest degree of appreciation. In addition, we will continue to analyze opportunities in other countries of the region, as we plan to form a regional portfolio with high potential for development and valorization.

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
December 22, 2014
	By:	/S/ Saúl Zang
Saúl Zang
Responsible for the relationship with the markets